

Proxy Statement
2023

wework



Empowering tomorrow's world at work



Notice of 2023 Annual Meeting of Stockholders

This year's meeting is a virtual stockholder meeting conducted online via a live audio webcast at **virtualshareholdermeeting.com/WE2023**.

Dear Stockholder:

You are cordially invited to attend the 2023 Annual Meeting of stockholders (the "**2023 Annual Meeting**") of WeWork Inc. ("**WeWork**" or the "**Company**"). **The 2023 Annual Meeting will be held on June 12, 2023 at 1:00 PM Eastern time online via live audio webcast** for the following purposes:

1. To elect the nine director nominees named in this proxy statement.

2. To conduct an advisory vote on our named executive officers' compensation.

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending on December 31, 2023.

4. To approve an amendment to our Second Amended and Restated Certificate of Incorporation to effect a reverse stock split of our issued and outstanding Class A Common Stock and Class C Common Stock, in each case at a ratio in the range of 1-for-10 and 1-for-40, with such ratio to be determined at the discretion of the board of directors of the Company.

5. To transact any other business as may properly come before the 2023 Annual Meeting.

The board of directors of the Company has set the close of business on April 21, 2023 as the record date (the "**Record Date**") for determining stockholders who are entitled to receive notice of and to vote at the 2023 Annual Meeting and any adjournment or postponement thereof. This Notice of Annual Meeting and Proxy Statement are first being distributed or made available, as the case may be, on or about May 1, 2023.

To provide convenient access and promote attendance and participation, we will hold our 2023 Annual Meeting virtually. Stockholders may attend the 2023 Annual Meeting by logging in at **virtualshareholdermeeting.com/WE2023**. Stockholders who received this notice by mail or email and would like to receive a paper copy of our proxy materials, free of charge, may call 1-800-579-1639 or write to **sendmaterial@proxyvote.com**. If sending an email, please include your control number (indicated on your Notice of Internet Availability) in the subject line. Please see page 85 of the Proxy Statement for additional information regarding participation in the 2023 Annual Meeting.

Your vote is very important to us. You can ensure your shares are represented at the 2023 Annual Meeting if you are a stockholder of record by promptly voting electronically over the Internet or, if you requested to receive paper copies of these materials by mail, by returning your completed proxy card in the pre-addressed, postage-paid return envelope, or, if your shares are held in street name, by returning your completed voting instruction card to your broker. If, for any reason, you desire to revoke or change your proxy, you may do so at any time before it is exercised. The proxy is solicited by the board of directors of WeWork.

By Order of the Board of Directors



Pamela Swidler
Chief Legal Officer, Chief Compliance Officer
and Corporate Secretary
75 Rockefeller Plaza, Floor 10
New York, NY 10019
May 1, 2023

To Vote Prior to the 2023 Annual Meeting

 **By Internet:** Go to **virtualshareholdermeeting. com/WE2023** and follow the instructions

 **By mail:** Sign, date and return your proxy card in the postage-paid envelope

wework



Our Purpose

Community is at the heart of everything we do—from the businesses we support to the spaces we build. Our purpose is to harness the power of community to make a positive impact on people and the environment.

Our Mission and Values

WeWork's mission is to empower tomorrow's world at work. In order to live our mission, the Company redefined its core values in early 2020 to serve as the foundation for how WeWork operates and serves its core constituents. By encouraging our employees to live one core value for one core constituent every day, we believe our people are empowered to do great work together.


Do the right thing
We know the "right thing" is a deliberate action we must always take, and that it is based on integrity and builds trust with those who we care about, including our people, members, and our community.


Give gratitude
We will not take anyone or anything for granted. We are grateful for our people, members, and our greater community as well as for the opportunities we have in front of us.


Strive to be better, together
We've always believed that we are better together. We must operate with a shared purpose to constantly improve and grow and to become better as individuals, as teams, and as a company.


Be human, be kind
Collaboration, kindness, and authenticity are essential to our humanity. We must cherish each other and build a community that celebrates each person's unique talents, passions, and backgrounds.


Be entrepreneurial
To reshape the way the world works, we must be bold, act with courage, and demonstrate the resiliency to push ahead no matter the odds or the circumstance.

wework

Important Information About WeWork's 2023 Annual Meeting

WeWork's 2023 Annual Meeting will be conducted online via live audio webcast. As a global company with stockholders located around the world, we are focused on providing convenient access as well as promoting attendance and participation.

The 2023 Annual Meeting can be accessed via the Internet by visiting **virtualshareholdermeeting.com/WE2023**. Stockholders without an Internet connection or a computer will be able to listen to the meeting by calling the appropriate telephone number (listed below). We also intend to provide stockholders with the opportunity to communicate with our board of directors and management by submitting questions before and during the meeting on the virtual portal. A recording of the 2023 Annual Meeting will be available on our investor relations website for one year following the 2023 Annual Meeting. The information contained in, or that can be accessed through, our website is not a part of, or incorporated by reference in, this Proxy Statement.

If you were a holder of record of WeWork's Class A common stock, par value $0.0001 per share ("**Class A common stock**"), or Class C common stock, par value $0.0001 per share ("**Class C common stock**" and, together with the Class A common stock, the "**common stock**"), at the close of business on the Record Date (April 21, 2023), you are entitled to participate in the 2023 Annual Meeting on June 12, 2023. Below are some frequently asked questions regarding our 2023 Annual Meeting.

How will a virtual meeting work?
Our board of directors has determined to hold the 2023 Annual Meeting online via live audio webcast. Stockholders may attend the meeting regardless of location.

What if I don't have Internet access?
Please call 1 800-450-7155 (toll free) or +1 857-999-9155 (international) to listen to the meeting proceedings. You will not be able to vote your shares or ask questions during the meeting if you access the meeting by phone.

How can I view and participate in the virtual 2023 Annual Meeting?
To participate, you can visit **virtualshareholdermeeting.com/WE2023** and log in with your 16-digit control number included in your proxy materials.

What if I experience technical difficulties?
If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting.

When can I join the virtual 2023 Annual Meeting?
You may begin to log in to the meeting platform beginning at 12:45 PM Eastern Time on June 12, 2023. The meeting will begin promptly at 1:00 PM Eastern Time on June 12, 2023.

Where can I find additional information?
For additional information about how to attend the 2023 Annual Meeting, please see "Additional Information" starting on page 85 which includes our Rules of Conduct for our Annual Meeting.

How can I ask questions and vote?
We encourage you to submit your questions and vote in advance by visiting **virtualshareholdermeeting.com/WE2023**. Stockholders may also vote and submit questions virtually during the meeting (subject to time restrictions).

If there are questions pertinent to meeting matters that cannot be answered during the 2023 Annual Meeting due to time constraints, management will post answers to a representative set of such questions on our Investor Relations website. The questions and answers will remain available until the proxy statement for WeWork's 2024 annual meeting of stockholders is filed. We also encourage you to read our Annual Report on Form 10-K for the fiscal year ending December 31, 2022 available at **sec.gov**.

Your vote is important to us!

Please vote today at
virtualshareholdermeeting.com/WE2023

wework

A Letter from our CEO

Dear WeWork Shareholders,

I'm incredibly pleased that in 2022 we were able to continue to execute on our plan by improving our operating metrics, strengthening our balance sheet and bolstering liquidity.

Revenue, memberships, occupancy increased in each quarter of the year, while we continued to significantly reduce costs. We were able to improve revenue to $3.25 billion, a 26% increase year over year. This growth in revenue would not have been possible without the trust our members place in our product and platform, and the dedication of my colleagues and our partners around the world.

This is WeWork's moment.

It was almost exactly three years ago to the day that I participated in my first TV interview as CEO of WeWork to talk not only about the strategic plan forward for the Company's transformation, but also why I believed flexibility would drive the future of the office and the way we work. Since that interview, we built on our product suite to adapt to the seismic shift in the industry in order to further capitalize on all areas of demand with our physical space product of real estate, and our digital products of All Access and WeWork Workplace.

WeWork provides a complete solution, flexibility of space and time, and an environment that fosters collaboration. We don't own the assets, hence are not bootstrapped by mortgages on any assets. Our proposition is turnkey, hence not subject to tenant allowances which add a burden at a time of limited liquidity.

In a time of uncertainty for space occupiers, WeWork can provide certainty.

The New Office Demand

In a matter of months in 2020, the centuries old standard way of working was flipped on its head. Compounding this, a variety of macroeconomic factors have forced companies to lean into truly rethinking their office/workplace strategy—with an eye towards optimizing costs and relieving pressure from their balance sheet.

In short order a new world of work has emerged and is defined by three key components.

1. **Companies demand flexibility across space, time and cost.** From small businesses to large enterprises, companies want the ability to grow or shrink their space as needed with the option of short or long term leases that can optimize their real estate costs.

2. **Companies want certainty and convenience in uncertain times.** They need turnkey space that can be delivered when and where they need it to support evolving business needs. Pre-pandemic, HR departments could plan their headcount for the full 10 years of a lease, and now long-term commitments are met with scrutiny to ensure they fit business needs of today.

3. **Companies want space that can bring people together.** Regardless of various workplace strategies, the value of the office remains evident—however the design and environment must serve a purpose.

As a result, the demand that was traditionally driving the commercial office industry has fundamentally changed. We believe that the traditional market must be agile and flexible to adapt to this new demand.

Disruption of The Traditional Office Industry

The traditional commercial office industry was built on larger footprints, long-term leases, cash available for capex and long-lead delivery. Now with these elements being far less attractive to occupiers, this model is in question. Constraints on liquidity and diminution of value of real estate, which put pressure on refinancing of mortgages, restrict landlords' abilities to repurpose assets at speed, provide the rich tenant improvement allowances to build out spaces that can attract employees, and deliver free rent periods and other concessions that will be demanded by long-term tenants moving forward.

wework

On top of this, the fundamentals that contributed to profit opportunities for owners and lenders are diminishing as well. With net effective rents falling, higher interest rates and less access to capital to improve office buildings, the tried-and-true strategy of buying buildings, repositioning them, leasing them up, and selling for a profit at compressed cap rates, has become increasingly difficult.

Why WeWork Is The Solution

Just as we saw the brick-and-mortar retail industry transform with e-commerce, we believe a seismic behavioral shift is transforming the traditional commercial office landscape—putting WeWork front and center as the flexible solution.

We have built a category-leading brand, and we stand alone in the commercial real estate industry as a household name recognized around the world by individuals, entrepreneurs, small businesses, and Fortune 500's alike.

Our turnkey solution

WeWork provides companies of all sizes a comprehensive and flexible solution that saves money by minimizing upfront costs and maximizing the value of our membership fee.

Traditional office lease costs

$ Property	$ Basic Internet
$ Utilities	$ Cleaning
$ Design & construction	$ Maintenance
$ FF&E	$ Security
$ Enhanced health and safety measures	$ Pantry provisions

→ **All included in WeWork membership fee**

WeWork does not work on the traditional model of large concessions to build space with long payback periods. Instead, our spaces have been largely built out with Enterprise-grade designs and materials that are currently used by our largest Fortune 500 members. With no need to invest upfront (by WeWork or the member), there is no need to tie our members up in long term leases. The cost of the build out has been completed before our discussion started and has no impact on our deal. In a "start and stop" age of real estate decision making, a company's ability to sign a WeWork membership agreement in a matter of days contrasts starkly with a tenant's ability to sign a new traditional lease.

We believe that WeWork is the only provider that can deliver on what companies need today with a holistic flexible and digital solution through our three core products. As evidenced by our performance over 2022, we continue to capture the demand of this new office era.

The world's top companies trust WeWork

    

    

    

Note: Logos used herein are the property of third parties and for informational purposes only and do not imply any endorsement by those companies of WeWork's company or products or vice versa.

wework



2022 Business Performance

Balance sheet

As we announced in March 2023, we have proposed a transaction with both our equity and bond holders to fully capitalize the Company, significantly reduce leverage and extend maturities through 2027. The proposed transaction could achieve these three primary objectives and result in a more sustainable capital structure for the benefit of all stakeholders. Subject to bondholder and shareholder approval, the transaction could result in total funding and capital commitments of over $1 billion. Most importantly, upon close, we believe that WeWork will have a balance sheet that supports its business plan for the long term.

Revenue

Looking at our top-line, revenue for the full-year 2022 was $3.25 billion, an increase of 26% from 2021, and meeting the goal we set out at the beginning of the year. Revenue increased in each quarter, resulting in 18% growth year-over-year in Q4. Our revenue growth is an outstanding achievement in the face of the macroeconomic challenges throughout the year such as FX fluctuations, prolonged COVID outbreaks which delayed return-to-office, significant workforce reductions across US companies, and the global energy crisis.

Expenses

Improvements in Adjusted EBITDA, stemmed from careful consideration of our two largest expenses, Location Operating Expense and SG&A. As occupancy continues to rise, the incremental revenue generated outpaces the incremental operating expenses, thus increasing Building Margin and Adjusted EBITDA, illustrating the operating leverage of the WeWork platform.

Space-as-a-Service

Revenue growth in the year was primarily driven by increased occupancy and a focus on pricing. Occupancy reached 75% with 547,000 consolidated physical memberships in Q4, an increase of 17% year-over-year. On a systemwide-basis, we ended the year with 682,000 physical memberships, the highest in WeWork's history. While our primary focus in 2021 was occupancy, in 2022 we saw the opportunity to increase pricing as our offices filled-up over the year.

By focusing on local demand, we made strides in 2022 increasing the occupancy of the majority of our markets, bringing an additional 33 markets above the 70% occupancy mark relative to the end of 2021. At the end of the year, 68 of 99 total markets were over 70% including New York, London, San Francisco, São Paulo, and Paris, making up 75% of revenue. The trend is clear in the chart set out below: our markets continue to increase in occupancy and margin.

wework

Continued improvement in operations

As of December 31, 2022, 68 out of 99 consolidated markets were over 70% physical occupancy, with average physical occupancy of 81%.



Physical Occupancy	0%–50%	50%–70%	70%–80%	80%–100%
Workstations (Q4)	22k	222k	172k	315k
% of Capacity (Q4)	3%	30%	24%	43%
% of Revenue (Q4)	2%	23%	26%	49%
Largest Markets by Workstations (Q4)	Silicon Valley, San José (Costa Rica), Minneapolis, Salt Lake City	Tokyo, Mexico City, Washington D.C., Los Angeles, Boston	New York, Sydney, Atlanta, Seattle, Austin	London, São Paulo, Paris, Seoul, San Francisco

Consolidated Total (Q4)
# of Markets: 99
Workstation Capacity: 731k
Occupancy: 75%

Digital Products

The complementary products to our core business were key drivers of our growth. Our Access business, which includes our subscription-based All Access memberships and pay-as-you-go On Demand products, grew to 70,000 members in Q4, a 56% increase year-over-year. The Access products, which were launched just two years ago, generated $200 million of annualized revenue as of Q4. We anticipate continued growth of our All Access product in 2023 as we launch tiered membership plans such as All Access Basic and All Access Plus, offering the pinnacle of flexibility as a standalone product or as a complement to dedicated space.

In April, 2022, we announced our joint partnership with Yardi, the leading residential lease management software provider to develop our WeWork Workplace office management software. The partnership combined Yardi's technical software expertise with WeWork's vast network of companies in our customer base. The management software solution Yardi and WeWork developed is a booking service for workstations in WeWork locations and other office space, enabling employees to share desks, and coordinate in-person work with their colleagues. We've been actively marketing our WeWork Workplace product since its public debut in the Fall of 2022 and had sold over 42,000 licenses to over 220 companies by year-end.





Increasing Market Share

At the market-level, WeWork's 2022 gross sales in Manhattan were equivalent to 18% of the traditional office market leasing on a square-foot basis, while WeWork's portfolio accounts for approximately 1% of total office stock. Similarly, in London, WeWork's 2022 gross sales in London were equivalent to 35% of traditional leasing activity while accounting for roughly 1.5% of total office stock. As you'll see in the tables set out below, the growth pace of our market share accelerated during the fourth quarter in many of our largest markets. Our gross sales in the year totaled just under 40 million square feet, or the equivalent of the Empire State building, One Vanderbilt, One Penn Plaza, and One World Trade Center combined, four times over. This volume of leasing is only possible with a specialized sales team, e-Commerce sales channel, and account managers that stay close to our customers after they've taken occupancy.

WeWork represents an outsized portion of demand

Q4 2022 leasing activity

Market	WeWork as a % of Market Stock	Q4 2022 Traditional Market Square Feet Leased	Q4 2022 WeWork Square Feet Leased[1]	Equivalent % of Q4 2022 Traditional Square Feet Leased	WeWork Q4 Leasing as a Multiple of Market Stock
Boston	~1%	760k	160k	21%	17x
New York	~1%	4,100k	950k	23%	21x
Miami	~1%	710k	80k	11%	16x
San Francisco	~0.5%	1,840k	240k	13%	22x
Chicago	~0.5%	930k	170k	19%	40x
London	~1.5%	2,100k	910k	44%	30x
Dublin	~1%	560k	50k	8%	7x
Paris	~1%	3,820k	430k	11%	17x
Berlin	~0.5%	1,770k	190k	11%	34x

Full-Year 2022 leasing activity

Market	WeWork as a % of Market Stock	2022 Traditional Market Square Feet Leased	2022 WeWork Square Feet Leased[1]	Equivalent % of 2022 Traditional Square Feet Leased	WeWork 2022 Leasing as a Multiple of Market Stock
Boston	~1%	4,800k	860k	18%	14x
New York	~1%	24,270k	4,280k	18%	16x
Miami	~1%	3,540k	340k	9%	14x
San Francisco	~0.5%	11,000k	1,500k	14%	23x
Chicago	~0.5%	5,570k	610k	11%	23x
London	~1.5%	10,100k	3,500k	35%	22x
Dublin	~1%	2,620k	430k	16%	15x
Paris	~1%	12,100k	1,280k	11%	16x
Berlin	~0.5%	7,980k	720k	9%	29x

1. WeWork leasing activity based on total new workstations sold and renewed in each market multiplied by 60 square feet per workstation.

wework

With WeWork continuing to capture an outsized portion of commercial office leasing activity, we believe flexible space is on a trajectory to be a separate channel of distribution for office space, similar to the transformation of retail and e-Commerce. In 2000, e-Commerce represented roughly 1% of retail sales but grew to 21% of the market in the US by 2020. Retailers who moved quickly to integrate the new technology into their business to become omni-channel ultimately became the market leaders, while those who resisted struggled to keep their businesses afloat.

Flexible office space today represents just 2% of the overall commercial real estate market. CBRE and JLL have projected it to become between 13% and 30% of total office supply by 2030 in the US alone, which represents a revenue opportunity of between $45 and $105 billion.

Flex office is at an inflection point in the U.S. and Globally

Flex as a % of Commercial Real Estate

U.S. Flexible Workspace Penetration of 3.5B total office supply RSF[1]


25%
Projected share of total flexible workspace market[1]
~5x
Projected increase in revenue by 2030[2]
JLL High Case TAM: 22.2%
JLL Base Case TAM: 13.3%
Implied wework
High: 5.6%
Base: 3.3%
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030

Flex Sector Growth Drivers

1. Increasing adoption of hybrid work and rise of the “third workplace”
2. Companies seeking flexibility of lease terms and potential cost savings
3. Innovation in Workplace technology to drive collaboration and optimize RE footprint

73% of survey respondents in the United States intend to have some type of **hybrid-work** arrangements as part of their steady state business going forward. In EMEA, the proportion of survey respondents for whom flex space is **currently less than 10%** of their real estate portfolio is **expected to halve** in the next two years **from 86% to 41%**.

—CBRE “Office Occupier Sentiment Survey”, April 2022 for the United States, May 2022 for EMEA[3]

Looking Ahead

Against the backdrop of a growing flex industry, our focus on membership and pricing growth, balance sheet and portfolio optimization, and sustained profitability are the building blocks on which we will grow our platform and achieve our goals.

WeWork’s growing demand and market share of space is a testament to the value of our product and the variability of our offerings. Our digital products, Access and Workplace, solve for an evolving world with immediate and frictionless access to work space at a global scale.

Today, we believe we have created a category of our own. We are committed to transforming our business, however we are equally focused on listening closely to our members in order to continuously innovate on our product line and process. I remain incredibly confident about the short term and long term success of the business.

We are grateful for your continued support.

Sincerely,

Sandeep Mathrani Chief Executive Officer and Chairman

Background and Glossary

On October 20, 2021 (the "**Closing Date**" or "**Closing**"), WeWork Inc. (formerly known as BowX Acquisition Corp. ("**Legacy BowX**")) consummated its previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of March 25, 2021 (the "**Merger Agreement**"), by and among Legacy BowX, a subsidiary of Legacy BowX, and New WeWork Inc., a Delaware corporation formerly known as WeWork Inc. ("**Legacy WeWork**"). As contemplated by the Merger Agreement, (1) the subsidiary of Legacy BowX merged with and into Legacy WeWork, with Legacy WeWork surviving as a wholly owned subsidiary of Legacy BowX, and (2) immediately thereafter, Legacy WeWork merged with and into another subsidiary of Legacy BowX (such mergers and collectively with the other transactions described in the Merger Agreement, the "**Business Combination**"). In connection with the closing of the Business Combination, Legacy BowX changed its name to WeWork Inc. resulting in WeWork Inc. becoming a publicly traded company.

Unless the context indicates otherwise, references in this Proxy Statement to (A) "**WeWork**," "**the Company**," "**we**," "**us**" and "**our**" are to the business of WeWork Inc., a Delaware corporation, and its consolidated subsidiaries following the closing of the Business Combination and to (B) "**Legacy WeWork**" are to WeWork Inc. and its consolidated subsidiaries prior to the closing of the Business Combination. "**Legacy BowX**" refers to BowX Acquisition Corp. prior to closing of the Business Combination.

Below are additional defined terms and acronyms used through this Proxy Statement:

- **2023 Annual Meeting**: WeWork's Annual Meeting of Stockholders to be held on June 12, 2023.
- **Board**: The board of directors of WeWork.
- **CD&A**: Compensation Discussion & Analysis section of this Proxy Statement.
- **CEO**: Chief Executive Officer.
- **CFO**: Chief Financial Officer.
- **CLO**: Chief Legal Officer, Chief Compliance Officer and Corporate Secretary.
- **Code of Conduct**: WeWork Code of Conduct & Ethics.
- **Committees**: Audit Committee (AC), Nominating & Corporate Governance Committee (NCGC), and Compensation Committee (CC) of WeWork.
- **Enterprise**: Organizations with greater than 500 full-time equivalent employees.
- **ESG**: Environmental, social, and governance.
- **EY**: Ernst & Young LLP, WeWork's independent registered public accounting firm.
- **NEO**: Named executive officer.
- **NYSE**: New York Stock Exchange.
- **PSU:** Performance-vesting restricted stock unit.
- **Record Date:** The board of directors of the Company has set the close of business on March 20, 2023 as the record date for determining stockholders who are entitled to receive notice of and to vote at the 2023 Annual Meeting and any adjournment or postponement thereof.
- **RSU:** Time-vesting restricted stock unit.
- **SG&A:** Consist of sales and marketing, general and administrative and sourcing, development and other expenses, and certain community support expenses that are necessary to operate our buildings but not directly tied to an individual building. Excludes depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, expense related to costs associated with mergers, acquisitions divestitures, and capital raising activities, legal, tax, and regulatory reserves or settlements.
- **SMB:** Organizations with less than 500 full-time equivalent employees.
- **SoftBank Holders:** SVF and SVF II
- **SVF:** SVF Endurance (Cayman) Limited and its affiliates (excluding (i) the Company and its controlled affiliates, (ii) SoftBank Group and (iii) SVF II)
- **SVF II:** SoftBank Vision Fund II-2 L.P and its affiliates (excluding (i) the Company and its controlled affiliates, (ii) SoftBank Group and (iii) SVF)
- **SoftBank Group:** SoftBank Group Corp. and its affiliates (excluding (i) the Company and its controlled affiliates and (ii) SVF and its affiliates)
- **WeWork Access:** On Demand pay-as-you-go or All Access monthly membership providing an individual with access to over 500 WeWork locations. Included in Membership and Services revenue in our consolidated financial statements
- **WeWork Workplace:** Turnkey third-party flexible workspace management solution leveraging WeWork's property and technology platform.
- **Workstation Capacity:** Represents the estimated number of workstations available at open locations (may also be referred to as 'Workstations' or 'Physical Workstations').

Helpful Resources

Governance Documents
investors.wework.com/governance/
governance-documents

- Audit Committee Charter
- Compensation Committee Charter
- Nominating & Corporate Governance Committee Charter
- Corporate Governance Guidelines
- Code of Conduct & Ethics

ESG
wework.com/info/impact

Investor Relations/Financials & Filings
investors.wework.com

- SEC Filings
- Quarterly Results
- Annual Reports & Proxy Statement
- Press Releases

The information contained in, or that can be accessed through, our website is not a part of, or incorporated by reference in, this Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this Proxy Statement may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "pipeline," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although WeWork believes the expectations reflected in any forward- looking statement are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to:

- any delays with respect to, or the failure to complete, the Transactions (as defined herein);
- our ability to execute and realize the expected benefits from the Transactions;
- the impact of the Transactions on the market price of our securities;
- litigation, including the outcome of any legal proceedings that may be instituted against us or others relating to the Transactions;
- diversion of our management's attention away from our business on account of the Transactions;
- if the Transactions are not consummated, the potential delays and significant costs of alternative transactions, which may not be available to us on acceptable terms, or at all, which in turn may impact our ability to continue as a going concern;
- the adverse impact of failing to consummate the Transactions or otherwise deleveraging on our financial condition, business prospects and the market price of our securities;
- our financial and business performance;
- the continuing impact of the COVID-19 pandemic;
- delays in customers and prospective customers returning to the office and taking occupancy, or changes in the preferences of customers and prospective customers with respect to remote or hybrid working, as a result of the COVID-19 pandemic, leading to a parallel delay, or potentially permanent change, in receiving the corresponding revenue;
- our projected financial information, anticipated growth rate, and market opportunity;
- our ability to maintain the listing of our Class A common stock and warrants on the NYSE;
- our public securities' potential liquidity and trading;
- our ability to raise additional capital in the future;
- our liquidity needs to operate our business and execute our strategy and related use of cash;
- the impact of foreign exchange rates on our financial performance;

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- our ability to execute our restructuring plan relating to our business and our operating model;

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

- our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business;

- the impact of the regulatory environment and complexities with compliance related to such environment;

- our ability to maintain an effective system of internal control over financial reporting;

- our ability to grow market share in our existing markets or any new markets we may enter;

- our public securities' potential liquidity and trading;

- our ability to respond to changes in customer demand, geopolitical events or other disruptions, including the conflict in Ukraine, and general economic conditions, including rising interest rates and inflation;

- the health of the commercial real estate industry;

- risks associated with our real estate assets and increased competition in the commercial real estate industry;

- our ability to manage our growth effectively;

- our ability to achieve and maintain profitability in the future;

- our ability to access sources of capital, including debt financing and securitization funding to finance our real estate inventories and other sources of capital to finance operations and growth and our ability to restructure, refinance, extend or repay our outstanding indebtedness;

- our ability to maintain and enhance our products and brand and to attract customers;

- our ability to manage, develop and refine our platform for managing and powering flexible work spaces and access to our customer base;

- the success of strategic relationships with third parties;

- the outcome of any known and unknown litigation and regulatory proceedings;

- the anticipated benefits of our partnerships with third parties; and

- our expectations regarding our exits of underperforming locations, including the timing of any such exits and the ability to retain our members.

These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions. WeWork discusses these and other risks and uncertainties in its annual and quarterly reports and other documents filed with the U.S. Securities and Exchange Commission (the "**SEC**"),which you should consider and read carefully.

We operate in a very competitive and rapidly changing environment and have recently undergone significant changes at the executive and board levels and intend to make several changes to capital structure as part of the Transactions.. New risks emerge from time to time. As a result, it is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Proxy Statement, and our expected future levels of activity and performance, may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

You should read this Proxy Statement and the documents that we reference in this Proxy Statement in their entirety and with the understanding that our actual future results may be materially different from our expectations. All of our forward-looking statements are qualified by the cautionary statements contained in this section and elsewhere in this Proxy Statement.

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Table of Contents

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Proxy Summary

About WeWork

WeWork (NYSE: WE) was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since then, we've become one of the leading global flexible space providers committed to delivering technology-driven turnkey solutions, flexible spaces, and community experiences. For more information about WeWork, please visit us at **wework.com**.

60%
of the Fortune 100 are WeWork members

28k
SMB member organizations

46%
of physical memberships are enterprise

2.6k
Enterprise member organizations

WeWork's global footprint[1]

■ Wholly-owned ■ Consolidated JVs ■ Unconsolidated JVs and Franchises



Systemwide

779
Locations

906k
Desks

682k
Physical Memberships

71k
All Access

Consolidated

622
Locations

731k
Desks

547k
Physical Memberships

70k
All Access

1. Metrics presented as of December 31, 2022. Consolidated metrics include operations in the United States and Canada, Latin America, Europe, Japan, and Pacific regions. Systemwide metrics include consolidated regions as well as India, China, and Israel, which are not consolidated.

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Year in Review

October '21	Year-End '21	January '22	March '22	April '22
WeWork Goes Public	**Q4'21** Occupancy: 63% Revenue: +8% YoY	Organon Becomes First Enterprise Workplace Customer	**Q1'22** Occupancy: 67% Revenue: +28% YoY	First Location in Portugal Opens
			Acquisition of Common Desk	WeWork and Yardi Enter Workplace Collaborative Arrangement

September '22	July '22	June '22	May '22
Q3'22 Occupancy: 71% Revenue: +24% YoY	WeWork Workplace Launched	Dan Hurwitz joins Board of Directors	New Location in Chicago Opens
		Q2'22 Occupancy: 70% Revenue: +37% YoY	Andre Fernandez Appointed CFO

September '22	November '22	December '22
Largest Singapore Location Opens at Collyer Quay	Identified 40 Planned Location Exits in the U.S.	
WeWork Voted Great Place to Work by U.K. Employees		
Qonto Moves Headquarters to WeWork in Paris	Launched On-Demand in Mexico	**Q4'22** Occupancy: 75% Revenue: +18% YoY

Memberships + Occupancy



All Access



Summary Financial Results



Note: Adjusted EBITDA is a non-GAAP measure. See Appendix B for reconciliation and other information.

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Nominees for the Board

Name	Age	Director Since	Primary Occupation	Independent	Standing Committees		
					AC	CC	NCGC
Alex Clavel	49	2022	Chief Executive Officer of SoftBank Group International				
Bruce Dunlevie ★	66	2012	Founder and General Partner of Benchmark Capital	✓		Member	
Daniel Hurwitz (FE)	59	2022	Co-Founder and Chief Executive Officer of Raider Hill Advisors	✓	Chair		
Véronique Laury	57	2021	Founder and Chief Executive Officer of Weee Consulting	✓	Member	Member	Chair
Sandeep Mathrani (EC)	60	2020	Chairman and Chief Executive Officer of WeWork Inc.				
Deven Parekh	53	2021	Managing Director of Insight Partners	✓		Chair	
Vikas Parekh	40	2022	Managing Partner at SoftBank Investment Advisers				
Vivek Ranadivé	65	2021	Founder and Managing Director of Bow Capital Management LLC and Owner and Chairman of the Sacramento Kings	✓	Member		Member
David Tolley	55	2023	Former Chief Financial Officer at Intelsat S.A.	✓			Member

AC – Audit Committee
CC – Compensation Committee
NCGC – Nominating and Corporate Governance Committee
FE – Financial Expert
EC – Executive Chairman

- Chair
- Member
- ★ Lead Independent Director

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Corporate Governance Highlights

Our commitment to effective corporate governance is illustrated by the following practices:

What we do

- Fully independent Committees

- Lead Independent Director with strong and significant governance duties, including presiding at executive session and calling meetings of the independent directors

- Annual elections for all directors (subject to the Company's Stockholders Agreement discussed in the section titled "Other Governance Matters – Stockholders Agreement")

- Non-management directors regularly meet in executive session without management at the Board and Committee meetings

- Thoughtful Board and Committee annual self-evaluation process

- Compensation structure designed to discourage excessive risk taking

- Review our Committees' charters and our Corporate Governance Guidelines on an annual basis

- Hold an annual Say on Pay vote

What we don't do

- Allow hedging of WeWork stock by directors or employees

- Allow pledging of WeWork stock by directors or employees for margin loans or similar speculative transactions

- Have a classified Board

- Provide executives with tax gross-ups, non-qualified retirement plans or excessive perquisites

- Encourage unnecessary and excessive risk taking in designing our compensation programs

- Pay dividends on unvested equity awards

- Have a single-trigger acceleration of cash bonus



Diversity

55%
Diverse

Diversity based on gender and/or ethnicity



Age

<55
55–60
>60

56
Average Age



Tenure

1 year or less
2 to 3 years
More than 3 years

~2yrs
Average Tenure

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Voting Agenda

Proposal 1	**Election of Directors**	✓ Our Board recommends a vote **FOR each nominee** See page 21 for more information
	The Board recommends a vote **FOR** each of the director nominees listed in this Proxy Statement, to hold office until the 2024 annual meeting of stockholders and until their successors are elected.	
Proposal 2	**Advisory Vote to Approve 2022 Named Executive Officer Compensation**	✓ Our Board recommends a vote **FOR the say-on-pay vote** See page 74 for more information
	The Board recommends a vote **FOR** the approval, on a non-binding advisory basis, of the 2022 compensation of our named executive officers (the "**say-on-pay vote**").	
Proposal 3	**Ratification of Appointment of Independent Registered Public Accounting Firm**	✓ Our Board recommends a vote **FOR the ratification of Ernst & Young LLP** See page 75 for more information
	The Board recommends a vote **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.	
Proposal 4	**Approval of Reverse Stock Split**	✓ Our Board recommends a vote **FOR the reverse stock split** of our issued and outstanding Class A common stock and Class C common stock at a ratio of 1-for-10 and 1-for-40 to be determined in the discretion of the Board See page 77 for more information
	The Board recommends a vote **FOR** an amendment to the Company's Second Amended and Restated Certificate of Incorporation (the "**Charter**") to effect a reverse stock split of the Company's issued and outstanding Class A Common Stock and Class C Common Stock, in each case at a ratio in the range of 1-for-10 and 1-for-40, with such ratio to be determined at the discretion of the Board.	

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Proposal 1
Election of Directors

Our Board has nominated the nine nominees listed below for election at the 2023 Annual Meeting. Each of the director nominees currently serves on the Board. The current term of all directors will expire at the 2023 Annual Meeting, and the board has nominated each of these individuals for a new one-year term that will expire at the 2024 annual meeting of stockholders when their successors are elected.

Each of the director nominees identified in this Proxy Statement has consented to being named as a nominee in our proxy materials and has accepted the nomination and agreed to serve as a director if elected by our stockholders. If any nominee becomes unable or for good cause unwilling to serve between the date of the Proxy Statement and the 2023 Annual Meeting, the Board may designate a new nominee (subject to the terms of the Company's Stockholders Agreement), and the persons named as proxies will vote on that substitute nominee. Certain stockholders have agreed, pursuant to the terms of the Company's Stockholders Agreement, to vote their shares in favor of each of the nine directors nominees listed below; however, the parties to the Stockholders Agreement are not obligated to vote their shares in favor of, Mr. Ranadivé who was initially nominated by BowX Sponsor, LLC (the "**Sponsor**") to serve on the Board, as the Sponsor no longer has a right to nominate a director candidate under the Stockholders Agreement. The Stockholders Agreement is further described below in the section titled *"Other Governance Matters – Stockholders Agreement"*.

Director Nominees

The Board recommends a vote FOR each of the following director nominees to hold office until the 2024 annual meeting of stockholders and until their successors are elected.

Name	Age	Position
Alex Clavel	49	Director
Bruce Dunlevie	66	Lead Independent Director
Daniel Hurwitz	59	Director
Véronique Laury	57	Director
Sandeep Mathrani	60	Chairman and CEO
Deven Parekh	53	Director
Vikas Parekh	40	Director
Vivek Ranadivé	65	Director
David Tolley	55	Director

Director Qualifications and Diversity. The nominees for the Board offer a diverse range of skills and experience in relevant areas, including leadership and board experience at other companies and organizations, bringing to our Board an understanding of varying business objectives and strategies. We believe each nominee is highly qualified with unique experiences that benefit the Company, and our Board seeks to achieve diversity of age, gender, race, and ethnicity among members with the objective of recommending a group that can best support the success of the business and stockholder interests based on the group's diversity of experience. Detailed information on each nominee's qualifications and relevant experience is provided on the following pages. 55% of our Board members are of diverse backgrounds. The Company's policies and practices with respect to board diversity are further described below in the section titled *"Board Operations – Corporate Governance Policies and Practices – Board Diversity"*.

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Summary of Director Experience and Qualifications

Name	Exec. Leadership (CEO, CFO)	Public Company Board Experience	Real Estate	Sales	Marketing	Intl Business	Finance/ Financial Industry	Accounting	ERM	Technology	Privacy/ Cyber-security	M&A	Legal/ Regulatory	Human Resource Mgmt & Comp.	Corp. Governance	ESG
Sandeep Mathrani	●	●	●	●		●	●			●		●	●	●	●	●
Alex Clavel	●	●					●			●		●				
Bruce Dunlevie	●	●													●	
Daniel Hurwitz	●	●	●			●	●		●			●		●	●	●
Véronique Laury	●	●			●	●									●	●
Deven Parekh		●				●	●					●			●	
Vikas Parekh		●					●			●		●				
Vivek Ranadivé	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
David Tolley	●	●				●	●	●	●			●			●	

Alex Clavel

Alex Clavel has served as a director of WeWork since August 2022. He is a member of the Executive Committee of SB Global Advisers ("**SBGA**") and the Chief Executive Officer of SoftBank Group International ("**SBGI**"). SBGA and SBGI are affiliated with the SoftBank Holders, which are affiliates of WeWork. He also serves as a director on various internal SoftBank and external portfolio company boards, including LDH Growth Corp. I and Levere Holdings Corp., and oversees the investment activities of SoftBank Vision Fund II and Latin America Fund as well as a portfolio of strategic and global assets. Mr. Clavel joined SoftBank in Tokyo in 2015 and is currently based in New York City. Prior to joining SoftBank, Mr. Clavel spent 19 years at Morgan Stanley in investment banking. He earned a Bachelor's degree from Princeton University and speaks French, Mandarin Chinese, and Japanese. He serves as a director of Prep for Prep and is a member of Princeton's National Annual Giving Committee. We believe Mr. Clavel is a valuable member of our Board given his executive management experience and strategic insights.

Bruce Dunlevie

Bruce Dunlevie has served as a director of WeWork since July 2012 and has served as our lead independent director since October 2021. Mr. Dunlevie is a seasoned veteran of venture capital with more than 30 years of experience in high-tech investing. He is a founding partner of Benchmark Capital, a venture capital firm, and has been a general partner of the firm since 1995. He currently also serves as Lead Independent director of One Medical Group, Inc., and has previously served as a member of the Board of Directors of ServiceSource International, Inc. and Marin Software Incorporated. Mr. Dunlevie earned a Bachelor of Arts in History and English from Rice University and a Master of Business Administration from the Stanford Graduate School of Business. We believe Mr. Dunlevie's experience in venture capital and technology makes him a valuable member of our Board.

Daniel Hurwitz

Daniel Hurwitz has served as a director of WeWork since June 2022. He is the Co-Founder and Chief Executive Officer of Raider Hill Advisors, a private real estate investment and retail advisory firm, founded in 2015. Prior to founding Raider Hill Advisors, Mr. Hurwitz spent 16 years at DDR Corp. (now known as SITE Centers) from 1999 to 2015, serving in various executive roles including Chief Executive Officer. He currently serves as a member of the Board of Directors of Brixmor Property Group and Ideal Dental, and also serves as an advisor to the Board of Directors of Edens and ShopCore Properties. Mr. Hurwitz currently serves as Chairman Emeritus of the Colgate University Board of Trustees following his tenure as Board Chair. Previously, he served as Vice Chair of the Board of Trustees of the Hawken School, a member of the Board of Trustees

of the Hopkins School, Chairman of the Board of Trustees of International Council of Shopping Centers, Chair of the Leadership Board of Cleveland Clinic Neurological Institute, and as a member of the NAREIT Executive Board of Governors and Governance Committee. He was formerly a member of the Board of Directors of Boscov's Department Store, Inc., CubeSmart, DDR Corp., General Growth Properties Inc., Rock and Roll Hall of Fame, Sonae Sierra Brasil, S.A., and retailer Diamonds Direct. Mr. Hurwitz is a graduate of Colgate University and the Wharton School of Business Management Program at the University of Pennsylvania. We believe Mr. Hurwitz is a valuable member of our Board given his extensive financial expertise, leadership and business experience.

Véronique Laury

Véronique Laury has served as a director of WeWork since October 2021. She is the Founder and Chief Executive Officer of Weee Consulting. Prior to founding Weee Consulting in 2019, Ms. Laury served as the Chief Executive Officer of Kingfisher plc, an international home improvement company across Europe operating under several brands including: B&Q, Castorama, Brico Dépôt, Screwfix and Koçtaş. Ms. Laury spent over 16 years building her career at Kingfisher plc. Over the course of her career, Ms. Laury held several leadership roles including serving as Commercial Director at both B&Q and Castorama, where she also served as Chief Executive Officer. Ms. Laury currently serves on the Board of Directors of Inter IKEA Holding B.V., Eczacıbaşı, BIC, British American Tobacco, Tarkett and Sodexo. She also serves as a member of the Remuneration Committee and the Environmental, Social and Governance (ESG) Committee at Eczacıbaşı, the ESG Committee at Tarkett and the Audit Committee at Sodexo. We believe Ms. Laury is a valuable member of our Board given her management experience and familiarity with ESG matters.

Sandeep Mathrani

Sandeep Mathrani, WeWork's Chief Executive Officer, has served as CEO and a director of WeWork since February 2020, and as Chairman of the Board since March 2022. Mr. Mathrani most recently served as Chief Executive Officer of Brookfield Properties' Retail Group and Vice Chairman of Brookfield Properties from 2018 to 2020. Prior to that, he served as Chief Executive Officer of GGP Inc. for eight years, during which the company was recapitalized in November 2010, experienced eight years of growth, and in August 2018 was sold to Brookfield Property Partners. Prior to joining GGP in 2010, Mr. Mathrani was President of Retail for Vornado Realty Trust, where he oversaw the firm's U.S. retail real estate division and operations in India comprised principally of office properties. Before that, he spent eight years as Executive Vice President at Forest City Ratner, where he was tasked with starting and growing a new platform of retail properties across the five boroughs of New York City. Mr. Mathrani currently serves as a member of the Board of Directors of Dick's Sporting Goods, Tanger Factory Outlet Centers, Inc., and Bowlero Corporation, and also serves on the Management Committee of WeWork Capital Advisors LLC. Previously, Mr. Mathrani served as a member of the Board of Directors of Host Hotels & Resorts, Inc. and was the 2019 Chair of NAREIT. He also served on the Executive Board and Board of Trustees for the International Council of Shopping Centers (ICSC). Mr. Mathrani earned a Bachelor of Engineering, a Master of Engineering and a Master of Management Science from Stevens Institute of Technology. We believe Mr. Mathrani is a valuable member of our Board given his senior leadership and experience at various public and private companies, including his experience serving as our Chief Executive Officer and public company board service.

Deven Parekh

Deven Parekh has served as a director of WeWork since October 2021. He has served as Managing Director at Insight Partners since 2000. Mr. Parekh currently serves as Chairman of the Board of Directors for Appriss and EveryAction, and as a member of the Boards of Directors for Calm, Candy, Checkout.com, Chrono24, CoreLogic, Diligent, DistroKid, Ellkay Fanatics, Gamma, IAD, PDI, TetraScience, Vinted, and Within3. Previously, he worked for Berenson Minella & Company and The Blackstone Group. Mr. Parekh also serves as a member on the Board of Directors of the Carnegie Endowment for International Peace, the Board of Trustees of NYU Langone Health, and the Board of Directors of the Tisch MS Research Center of New York. He was nominated by the President and confirmed by the U.S. Senate to serve on the Boards of the U.S. International Development Finance Corporation and of the agency's predecessor, the Overseas Private Investment Corporation Board. Mr. Parekh also served on the Advisory Board of the Export–Import Bank of the United States and was a member of the Technological Advisory Council of the Federal Communications Commission. He has previously served on the Board of Trustees and Executive Committee of the Ethical Culture Fieldston School, and is Chairman Emeritus of the Board of Publicolor. Mr. Parekh earned a Bachelor of Science in Economics from the Wharton School at the University of Pennsylvania. We believe Mr. Parekh is a valuable member of our Board given his robust management experience, extensive investment experience and board service.

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Vikas Parekh

Vikas J. Parekh has served as a director of WeWork since November 2022. He is currently a Managing Partner at SoftBank Investment Advisers ("**SBIA**") where he focuses on investing in enterprise software, robotics, automation, and other emerging technologies. SBIA is affiliated with the SoftBank Holders, which are affiliates of WeWork.. He serves as a director across multiple public and private company boards, including Symbotic, an American robotics warehouse automation company. Prior to joining SoftBank in 2016, Mr. Parekh worked in private equity at KKR, and Boston Consulting Group. He earned a Master of Business Administration from Harvard Business School where he was a George F. Baker Scholar, and a Master of Science and Bachelor of Science in Electrical & Computer Engineering from Georgia Institute of Technology. We believe Mr. Parekh is a valuable member of our Board given his investment experience.

Vivek Ranadivé

Vivek Ranadivé has served as a director of WeWork since October 2021. He previously served as the Chairman and Co-Chief Executive Officer of Legacy BowX and has served as the Founder and Managing Director of Bow Capital Management LLC and its affiliated funds since 2016. Mr. Ranadivé has been the owner and Chairman of the Sacramento Kings since 2013. Mr. Ranadivé first became involved with the NBA as Vice Chairman of the Golden State Warriors. He founded his first company, Teknekron Software Systems, Inc., in 1986 to develop and apply software to financial trading floors. After selling Teknekron to Reuters PLC in 1994, he went on to found and spin-out TIBCO Software Inc. as a separate company in 1997. TIBCO completed its initial public offering in 1999 and was subsequently sold to Vista Equity Partners in 2014 for $4.3 billion. As Chairman and Chief Executive Officer, Mr. Ranadivé built TIBCO into a leading provider of middleware software that became the central data nervous system for many of the world's largest companies and government agencies. Mr. Ranadivé formerly served on the Boards of Directors of Nielsen, a global media company, and WebEx, a telecommunications company, prior to its sale to Cisco. Mr. Ranadivé holds a Bachelor of Science and a Master of Arts in Electrical Engineering from the Massachusetts Institute of Technology, and a Master of Business Administration from Harvard Business School, where he graduated as a Baker Scholar. We believe Mr. Ranadivé's distinguished executive leadership experience makes him a valuable member of our Board.

David Tolley

David Tolley has served as a director of WeWork since February 2023. He brings over 25 years of experience creating and executing strategies that increase corporate valuation, cash flow, and revenue. He most recently served as Chief Financial Officer at Intelsat S.A. from 2019 to 2022. Over the course of his career, Mr. Tolley has also served as Senior Advisor to Stonepeak Infrastructure Partners from 2016 to 2021 and Chief Financial Officer of OneWeb from 2017 to 2018. Mr. Tolley was also a private equity partner at Blackstone from 2000 to 2011, where he focused on satellite services, broadcasting and newspaper strategy and investments. He also served as a Vice President in the Investment Banking Division of Morgan Stanley from 1995 to 2000. Mr. Tolley previously served as a member of the Board of Directors of ExteNet Systems, Cumulus Media, Beechcraft, Gold Toe, Freedom Communications, Montecito Broadcast Group, New Skies Satellites, Centennial Communications, and currently serves on the Board of Directors of Digital Bridge Group Inc. and KVH Industries, Inc. He holds a Master of Business Administration from Columbia Business School and a Bachelor of Arts in Economics & History from the University of Michigan. We believe Mr. Tolley's ample involvement in the financial services and investment banking industries makes him a valuable member of our Board.

Other Governance Matters

Stockholders Agreement

On October 20, 2021, in connection with the consummation of the Business Combination, we entered into a stockholders agreement (the "**Stockholders Agreement**") with BowX Sponsor, LLC (the "**Sponsor**"), SVF Endurance (Cayman) Limited ("**SVFE**"), SB WW Holdings (Cayman) Limited (together with SVF and their respective transferees, the "**SB Investors**") and Benchmark Capital Partners VII (AIV), L.P. ("**Benchmark**"). So long as each party continues to hold a specified amount of our Class A common stock, each such stockholder will have the right to designate for nomination by the Board the number of candidates for election to the Board specified in the Stockholders Agreement. After the closing of the Business Combination, the Sponsor transferred its shares to non-affiliated third parties and is no longer entitled to designate a nominee to the Board.

The Stockholders Agreement provides that so long as (i) the SB Investors continue to hold a specified amount of Class A common stock, then the SB Investors collectively have the right to designate four directors, (ii) Benchmark continues to hold a specified amount of Class A common stock, then Benchmark has the right to designate a director, (iii) certain Insight Partners stockholders continue to hold a specified amount of Class A common stock, then Insight Partners has the right to designate a director and (iv) so long as certain Starwood Capital Group stockholders continue to hold a specified amount of Class A common stock, then Starwood Capital Group has the right to designate a Board observer. Each of our current directors was initially appointed to our Board pursuant to the provisions of the Stockholders Agreement. The parties to the Stockholders Agreement have agreed to vote their shares in favor of the director nominees listed above (the "**Stockholders Agreement Voting Requirement**"); however, the parties to the Stockholders Agreement are not obligated to vote their shares in favor of Mr. Ranadivé who was initially nominated by the Sponsor to serve on the Board. The shares subject to the Stockholders Agreement represent more than a majority of the voting power of the Company as of the Record Date.

In connection with the Transactions and the Transaction Support Agreement (as defined herein), the Softbank Parties (as defined herein) agreed with the Company to certain governance matters (the "**Governance Agreement**"), as negotiated with a special committee of the Board consisting of independent directors, including that the Company and the SoftBank Holders will take all action necessary to ensure that: (i) the SoftBank Parties retain their existing right to nominate four directors, which nomination rights will step down in accordance with the terms of the Stockholders Agreement; (ii) Benchmark, Insight Partners and BowX Sponsor, LLC will retain, if applicable, their existing rights to each designate one director, with such nomination rights stepping down in accordance with the terms of the Stockholders Agreement; (iii) the independent directors not nominated by the SoftBank Parties (the "**Independent Directors**") will nominate one additional independent director; (iv) the Company's Chief Executive Officer will continue to serve as a director; and (v) the Board size will continue to be fixed at nine directors.

On April 7, 2023, the Company entered into a First Amendment to Stockholders Agreement, by and among the Company and the SoftBank Holders (the "**First Amendment**"). The First Amendment amends the Stockholders Agreement to provide that (i) the Company shall not materially amend, modify, supplement or waive any terms of the Tax Asset Preservation Plan, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (the "**Tax Asset Preservation Plan**") without the prior written approval of certain affiliates of the SoftBank Holders and (ii) for so long as certain affiliates of the SoftBank Holders hold 50% of the Company's outstanding voting securities, the Board and the Company will take certain actions in connection with, among other things, adopting other stockholder rights agreements. to the Stockholders Agreement represent more than a majority of the voting power of the Company as of the Record Date.

Board Leadership Structure

Our corporate governance guidelines do not require the chairman of our Board to be independent, and the roles of chairman of the Board and CEO need not be held by separate persons. However, if the chairman is not independent, our corporate governance guidelines provide that our independent directors will designate one of the independent directors to serve as a lead independent director. The lead independent director:

- serves as a liaison between our management and our independent directors;

- facilitates discussion and open dialogue among the independent directors;

- presides at executive sessions and calls meetings of the independent directors;

- works with the chairman to develop and approve board meeting agendas, materials and schedules; and

- ensures availability for consultation and direct communication with our major stockholders, if requested and in coordination with management. Stockholders and others who wish to communicate with our lead independent director may do so by writing to **boardcommunications@wework.com** or the following address: Board of Directors, WeWork Inc., c/o Legal Department, 75 Rockefeller Plaza, Floor 10, New York, NY 10019.

Mr. Dunlevie has served as the lead independent director of our Board since 2022. In addition to serving as lead independent director, Mr. Dunlevie serves on our Compensation Committee and regularly observes, and provides input on Board governance and ESG matters during, the meetings of the Nominating and Corporate Governance Committee.

Our independent directors have determined that Mr. Mathrani, our CEO, is qualified to serve as chairman, and the Board believes that the continued partnership between Mr. Dunlevie and Mr. Mathrani strikes an appropriate balance between consistent leadership and independent and effective oversight that is optimal for the Company and our stockholders. The Board believes that the safeguards described above ensure independent and effective oversight of management and of the Company.

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SoftBank Proxy

Our Charter provides that, if at any meeting of our stockholders the aggregate number of voting securities held by the SoftBank Group and the SoftBank Holders would otherwise represent more than 49.90% of the voting securities present (in person or by proxy) at such meeting with respect to any vote or election submitted to stockholders of the Company for approval (each, a "**Stockholder Vote**"), then the SoftBank Group and the SoftBank Holders shall only be entitled to vote 49.90% of the voting securities present (in person or by proxy) and voting in such Stockholder Vote, with the SoftBank Group) not voting the minimum number of its shares of Class A common stock (such minimum number of shares, the "**Subject Shares**") as is required to reduce the combined voting power exercised by the SoftBank Group and SoftBank Holders to no more than 49.90% (rounded down to the nearest whole share) of the voting securities present (in person or by proxy) and voting at such Stockholder Vote (the "**Initial Softbank Holder Voting Restriction**"). The SoftBank Group has appointed an executive of the Company as its attorney and proxy, to the full extent of its voting rights with respect to the Subject Shares in such applicable Stockholder Vote, to vote all the Subject Shares in proportion to the votes cast by the stockholders of the Company (other than the SoftBank Group and SoftBankHolders) in such Stockholder Vote. The SoftBank Group has retained all economic and all other non-voting rights, powers and preferences in the Subject Shares. Other than the Stockholders Agreement Voting Requirement and the Softbank Holder Voting Restriction, there are no voting right restrictions with respect to WeWork's shares.

On March 17, 2023, in connection with the Transactions, pursuant to the terms of the Governance Agreement, the Softbank Parties (as defined herein) agreed that the SoftBank Parties will take all actions necessary to ensure that the Softbank Holder Voting Restriction remains in place so long as the SoftBank Parties own in excess of 49.90% of the Company's voting power (the "**2023 Softbank Holder Voting Restriction**").

Other than the Stockholders Agreement Voting Requirement, the Initial Softbank Holder Voting Restriction and the 2023 SoftBank Holder Voting Restriction there are no voting right restrictions with respect to WeWork's shares.

Other Board Observers

On October 13, 2021, DTZ Worldwide Limited (UK) ("**Cushman & Wakefield**") and the Company entered into an agreement pursuant to which Cushman & Wakefield provided $150,000,000 in a non-dilutive backstop equity facility to the Company. So long as Cushman & Wakefield continues to hold a specified amount of our Class A common stock, it has the right to designate a board observer. As further described below in the section titled *"Certain Relationships and Related Party Transactions – Tender Offer and Settlement Agreement,"* so long as Adam Neumann continues to hold a specified amount of our Class A common stock, Mr. Neumann also has the right to designate a board observer. Cushman & Wakefield designated its board observer in October 2021. Adam Neumann has not designated a board observer.

Delinquent Section 16(a) Reports

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations to us, we believe that during the fiscal year ended December 31, 2022 all filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") were complied with, except that SVF II WW Holdings (Cayman) Ltd ("**SVF Cayman**") reported, in a Form 4 that was filed on March 7, 2022, the purchase of warrants exercisable for Class A common stock on March 2, 2022.

Vote Required and Recommendation of the Board

To be elected, each director nominee requires a plurality of votes properly cast of the shares of Class A common stock and Class C common stock, voting together as a single class (i.e., the nine director nominees receiving the highest number of "FOR" votes will be elected). Abstentions and "broker non-votes" will have no effect on the outcome of the vote.

 Our Board recommends a vote **"FOR"** each of the director nominees listed above.

Board Operations

Corporate Governance Policies and Practices

We strive to maintain strong governance policies and practices that support the Company's success and ability to generate long-term stockholder value. The Board is deeply involved in the Company's strategic planning process, leadership development, and oversight of risk management.

Corporate Governance Guidelines

Our corporate governance guidelines are the foundation of our commitment to effective corporate governance. The Nominating and Corporate Governance Committee is charged with periodically reviewing the corporate governance guidelines and recommending amendments to our Board as appropriate. The corporate governance guidelines outline the responsibilities, operations, qualifications, and composition of our Board, among other matters, and are subject to the Stockholders Agreement described above. The corporate governance guidelines are posted on the Investors page of our website, **investors. wework.com/governance**. We intend to disclose on our website any amendments of our corporate governance guidelines.

Code of Conduct & Ethics

We have adopted a Code of Conduct, which is posted on the Investors page of our website, **investors.wework. com/governance**. We will disclose on our website any amendments to our Code of Conduct and any waivers granted to our executive officers or directors.

Committees of the Board

To support effective governance, our Board delegates certain of its responsibilities to committees. We have three standing Committees—the Audit Committee, the Compensation Committee, and the Nominating and

Corporate Governance Committee (each as described below)—and may from time to time form other committees. The committee charter for each of the three standing Committees is available on the Investors section of our website, **investors.wework.com**.

Additional Board Service

We discourage directors from serving as (i) a director of more than one other public company board if such director is also an executive officer of a public company or (ii) a director of more than three other public company boards. Our corporate governance guidelines provide that no member of the Audit Committee may serve simultaneously on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee.

The Nominating and Corporate Governance Committee must consider the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee or a director is a member. Directors must provide prior written notice to the chairperson of the Nominating and Corporate Governance Committee of any proposed service on the board of directors of a public or private company.



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Board and Committee Performance Evaluations

Our Board is focused on ensuring the right mix of skills, background, experience, and age, gender, racial and ethnic diversity is represented on the Board and its committees. One critical element of this process is our evaluation process. The Nominating and Corporate Governance Committee oversees this process and, at least annually, reports to our Board regarding the performance and effectiveness of the Board and each committee. Using the results of these evaluations as a guide, the Nominating and Corporate Governance Committee delivers to the Board a report setting forth the results of its evaluation, including any recommended amendments to the Nominating and Corporate Governance Committee's charter and any recommended changes to the Company's or the Board's policies or procedures. This evaluation process provides the Board and each director with valuable insight into the performance of the Board as well as areas where the Board can improve.

Role of our Board in Succession Planning

Our Board is responsible for succession planning for the Chief Executive Officer position, while the Compensation Committee is primarily responsible for succession planning for the other executive officer positions.

Prohibition on Hedging and Pledging Shares

Our insider trading policy prohibits our directors and employees from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan and from engaging (directly or indirectly) in hedging transactions (including but not limited to collars, equity swaps, exchange funds, and prepaid variable forward sale contracts), or otherwise engaging in transactions that hedge or offset or are designed to hedge or offset, any decrease in the market value of Company securities.

Board Diversity

Under our corporate governance guidelines, diversity is one critical factor that the Nominating and Corporate Governance Committee considers when evaluating the composition of our Board, amongst other critical selection criteria, including (i) experience, (ii) skills, (iii) expertise, (iv) personal and professional integrity, (v) character, (vi) business judgment, (vii) time availability in light of other commitments, (viii) dedication, and (ix) potential conflicts of interest.

Our Board is committed to including individuals from diverse backgrounds as part of its director refreshment and executive officer succession planning process. In addition, each director contributes to the Board's overall diversity by providingna variety of perspectives based on distinct personal and professional experiences and backgrounds.

Director Tenure

Our corporate governance guidelines require that our Board of Directors consider the mix of tenures on the Board when assessing its composition.



Diversity

55%
Diverse
Diversity based on gender and/or ethnicity



Age

<55
55–60
>60

56
Average Age



Tenure

1 year or less
2 to 3 years
More than 3 years

~2 yrs
Average Tenure

Director Independence Determination

Our Board has determined that, applying the standards adopted by the NYSE, each of Bruce Dunlevie, Daniel Hurwitz, Véronique Laury, Deven Parekh, Vivek Ranadivé and David Tolley is independent. Our Board has determined that each of Alex Clavel, Sandeep Mathrani and Vikas Parekh is not independent. Previously, our Board had determined that Jeffrey Sine, who served as a director prior to his resignation on June 23, 2022, was an independent director; and that each of Marcelo Claure, Michel Combes and Saurabh Jalan, who served as directors prior to their respective resignations in 2022, were not independent directors of the Company.

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Committee Composition

Name	Audit	Nominating and Corporate Governance	Compensation
Alex Clavel			
Bruce Dunlevie (Lead Independent Director) ★			⚲
Daniel Hurwitz ★	⚲		
Véronique Laury ★	⚲	⚲	⚲
Sandeep Mathrani (Chairman)			
Deven Parekh ★			⚲
Vikas Parekh			
Vivek Ranadivé ★	⚲	⚲	
David Tolley ★		⚲	

⚲ Committee Chair   ⚲ Committee Member   ★ Independent Director

Audit Committee

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to, among other things:

· appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

· discussing with our independent registered public accounting firm their independence from management;

· reviewing with our independent registered public accounting firm the scope and results of their audit;

· pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

· overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

· reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

· reviewing related party transactions; and

· establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The Company's Audit Committee consists of Véronique Laury, Vivek Ranadivé and Daniel Hurwitz, with Daniel Hurwitz serving as the chair of the committee. The Board determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Each member of WeWork's audit committee can read and understand fundamental financial statements in accordance with the NYSE audit committee requirements. In arriving at this determination, the Board examined each Audit Committee member's scope of experience and the nature of their prior and/or current employment.

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The Board determined that Daniel Hurwitz qualifies as an "audit committee" financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the rules. In making this determination, the board considered Mr. Hurwitz's formal education and experience in financial and investment roles. Both the Company's independent registered public accounting firm and management periodically meet privately with its audit committee.

Compensation Committee

The Compensation Committee assists the Board in the following functions, among others:

- annually reviewing and approving the individual and corporate goals and objectives for our executive officers other than the CEO and recommending such goals and objectives to the Board for the CEO;

- establishing, reviewing, and approving salaries, bonuses, and other compensation for our executive officers other than the CEO and recommending such compensation to the Board for the CEO;

- reviewing and approving executive compensation agreements and any material amendments other than for the CEO and recommending such agreements or amendments to the Board for the CEO;

- reviewing and approving incentive compensation plans and grants for our executive officers other than the CEO and recommending such compensation to the Board for the CEO;

- periodically reviewing and recommending to the Board the type and amount of compensation to be paid to directors; and

- considering the results of stockholder advisory votes on executive compensation and the frequency of such votes.

The Company's compensation committee consists of Bruce Dunlevie, Véronique Laury and Deven Parekh with Deven Parekh serving as chair of the committee. Each of the members of the Compensation Committee (i) is independent within the meaning of applicable SEC rules and the corporate governance rules of the NYSE and (ii) is a "non-employee director," as defined in Section 16 of the Exchange Act.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in the following functions, among others:

- periodically reviewing, at least annually, our corporate governance guidelines and recommending changes as appropriate;

- identifying, interviewing, and recruiting individuals to become members of the Board and evaluating the independence of each director and director candidate at least annually;

- periodically reviewing and making recommendations to the Board regarding the size of the Board and of its committees;

- evaluating and recommending to the Board at least annually each committee's composition;

- overseeing the annual evaluation process for the Board and each committee;

- overseeing our corporate responsibility initiatives and conducting a periodic review of matters related to ESG matters, including overall ESG strategy, stakeholder engagement and reporting, and sustainability initiatives;

- considering stockholder proposals and recommending actions on such proposals; and

- considering and approving requests by directors or officers to serve on boards of directors of other companies.

The Company's Nominating and Corporate Governance committee consists of Véronique Laury, David Tolley and Vivek Ranadivé with Véronique Laury serving as chair of the committee. Each of the members of the Nominating and Corporate Governance Committee is independent within the meaning of applicable SEC rules and the corporate governance rules of the NYSE.

Meetings of the Board and Standing Committees and Non-Management Directors

Our Board, and the Audit and Compensation Committees, meet at least quarterly and our Nominating and Corporate Governance Committee meets at least bi-annually in accordance with the Company's Amended and Restated Bylaws

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("**Bylaws**") and the Committee's charters. In 2022, the Company's Board met eight times, the Audit Committee met five times, the Compensation Committee met six times, and the Nominating and Corporate Governance Committee met three times. Each director who then-served on the Company's Board attended at least 75% of the meetings of the Board and applicable standing Committees in 2022. Under our corporate governance guidelines, all directors are expected to attend the Company's annual meeting of stockholders. Our Board and each Committee also regularly hold executive sessions without management present.

Board Oversight and Our Board's Role in Risk Oversight

We seek to align our approach to risk-taking with our business strategy by encouraging innovation while managing to an appropriate level of risk. Our commitment to developing new products and services inherently involves significant risk. The Company's senior management has the responsibility to develop and implement the Company's strategic plans and to identify, evaluate, manage, and mitigate the risks inherent in those plans.

It is the responsibility of the Board to oversee the development and execution of the Company's strategic plans and to understand the associated risks and the steps that senior management is taking to manage and mitigate those risks. The Board takes an active approach to its role in overseeing the development and execution of the Company's business strategies as well as its risk oversight role, and our chairman and lead independent director consider the challenges, opportunities and risks of the Company's business strategies in setting the Board's annual agenda. This approach is bolstered by the Board's leadership and committee structure, which ensures the full Board properly considers and evaluates potential enterprise risks. In addition, the Board has delegated certain risk management oversight responsibilities to specific Board committees, each of which reports regularly to the full Board.

Specifically, our Board has responsibility for overseeing the strategic planning process and reviewing and monitoring management's execution of our corporate and business plans, and each committee is responsible for oversight of specific risk areas relevant to their respective charters. A transparent dialogue among our Board, committees, and senior management is essential to the Board's oversight role, and, to this end, our Board and its standing committees intend to regularly conduct meetings with risk management experts and our senior officers responsible for risk oversight, including our CEO, CFO and CLO.

Committee Oversight

As mentioned above, our Board has delegated the management of certain risks to our Board committees. Our committee charters and risk management policies set forth the following risk-related responsibilities.

Our Board is responsible for succession planning for the Chief Executive Officer position, while the Compensation Committee is primarily responsible for succession planning for the other executive officer positions. The Compensation Committee also reviews compensation-related risks for the Company's employees, including whether incentive and other forms of pay encourage unnecessary or excessive risk taking. At least annually, the Compensation Committee reviews and discusses the relationship between risk management policies and practices, corporate strategy and the Company's compensation arrangements.

The Nominating and Corporate Governance Committee oversees the Company's ESG matters, including environmental sustainability, political contributions and lobbying activities. In addition, if there is a vacancy on the Board, the Nominating and Corporate Governance Committee is responsible for identifying, interviewing, recruiting, and performing due diligence on the potential Board member candidates, subject to the Stockholders Agreement. At least annually, the Nominating and Corporate Governance Committee reviews the risks associated with the Company's corporate governance framework and provides recommendations to the Board as appropriate.

The Audit Committee is responsible for the guidelines and policies governing the process by which senior management and the relevant departments of the Company, including the internal audit function, assess and manage the Company's exposure to risk, financial and otherwise, and the steps management has taken to monitor and control such exposures. The Audit Committee discusses the same on a quarterly basis. The Audit Committee periodically reviews with the CEO, the CFO, and our independent auditor, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Audit Committee regularly holds executive sessions, and engages in direct dialogues with our independent auditor without management present.

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In addition, the Audit Committee reviews the Company's program to monitor compliance with our Code of Conduct and meets quarterly with the CLO (who is also our Chief Compliance Officer) to discuss compliance with the Code of Conduct, trends in compliance reports and investigations, and the status of significant investigations and/or litigation facing the Company. The CLO reports directly to our CEO.

Cybersecurity Oversight

Safeguarding our critical networks and the information that our users share with us is vital to our business. Our Chief Information Security Officer is responsible for safeguarding our networks, including conducting threat environment and vulnerability assessments, managing any cyber incidents, evaluating the cybersecurity implications of our products and offerings, and coordinating management's efforts to monitor, detect, and prevent cyber threats. In addition, our Information Security organization is charged with designing, and maintaining enterprise systems that minimize risk and improve the overall security posture of WeWork and member businesses, detecting and responding to incidents, and identifying risks for custom integrations to ensure the secure handling of member data. WeWork has implemented, and regularly updates, robust data privacy practices and policies intended to ensure compliance with fast-evolving U.S. and global regulations governing the use and protection of personal data. As part of our corporate training programs, we also require employees to participate in cybersecurity and privacy training.

ESG Oversight

While some people view work as a day-to-day job, WeWork creates space to make it mean more. When you walk through our doors, work and purpose converge. Work with Purpose, our impact-driven ESG strategy, draws an even stronger connection between the inspiring spaces, inclusive community and responsible business that come together at WeWork.

The Nominating and Corporate Governance Committee oversees the Company's ESG efforts, and a cross-functional group of senior employees (the "**ESG committee**") leads our ongoing commitment to environment, health, safety, corporate social responsibility, governance, sustainability, and public policy matters. Our CEO is the executive sponsor of the ESG committee, and the committee is tasked with setting our framework for developing, implementing, and monitoring ESG initiatives, overseeing communications, and assessing legal and market developments relating to ESG matters. In 2022, both the Nominating and Corporate Governance Committee as well as the full Board participated in discussions with the ESG committee on the Company's progress, anticipated challenges, and goals.

We have identified the following pillars to guide our commitment to the ESG issues of greatest significance to our business and stakeholders:

Work with Purpose

Building collective impact



Sustainability + Space

Inspiring positive environmental choices every day.

We create spaces that aim to make environmental choices commonplace and empower our members to lessen their footprint by:

- Improving energy management
- Reducing waste
- Optimizing water usage



People + Community

Strengthening communities by fostering inclusivity and opportunity.

We foster an inclusive global network of diverse members and employees who strive to support and strengthen their local communities by:

- Supporting underserved communities
- Championing economic opportunities
- Supporting crisis relief



Responsible Business

Leading with integrity and transparency across our business.

We strengthen our operations through a commitment to trust, transparency, and responsible conduct:

- Practicing compliance and ethics
- Facilitating shareholder engagement
- Operating safely and securely

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Human Capital Management

We recognize that people power our business and are at the center of all that we do. We have extraordinarily talented and dedicated employees all across the world who are dedicated to serving our members and advancing our mission. As of December 31, 2022, we had approximately 4,300 employees, of which approximately 1,900 were located in the United States. A small portion of our employees outside of the United States are represented by a labor union or workers' council and covered by collective bargaining agreements.

At WeWork, we provide a competitive compensation package, with our base salary, cash bonus incentives and equity based awards designed to align with the market and delivered to employees based on eligibility and performance specific to their role. We provide a broad suite of market specific well-being programs for employees and their families, including company subsidized medical benefits, retirement/financial planning, work/life resources, paid leaves and mental health support, in addition to a range of personal and professional development opportunities, such as in-role training, live virtual sessions and access to on-demand learning resources.

We aim to create a workforce that promotes inclusion and fosters diversity. Our inclusion and diversity strategy focuses on proactively creating forums and designing resources to foster a culture of conversation, delivering training programs to increase understanding and change behaviors, and taking deliberate actions that strengthen our diversity pipeline. We support these initiatives through our inclusion and diversity governance structure, which includes a Global Diversity Leadership Council composed of executives and senior leaders, as well as an Office of Inclusion that sets our global inclusion & diversity strategy and supports our voluntary employee-led employee community groups.

In addition to a diverse workforce, diversity is one of several critical factors in addition to experience and perspective that the Nominating and Corporate Governance Committee considers when evaluating the composition of our Board and our annual self-evaluations to assess performance and effectiveness. The Company's policies and practices with respect to board diversity are further described above in *Proposal 1 - Board Qualifications and Diversity and Corporate Governance Policies and Practices - Board Diversity*

Policies and Procedures for Transactions with Related Persons

Our Board recognizes that transactions with related parties can present potential or actual conflicts of interest, and may raise questions as to whether those transactions are consistent with our best interests and the best interests of our stockholders. Therefore, our Board has adopted a written policy on transactions with any related party, which is defined as any person who, since the beginning of our last fiscal year, is, or at any time was, a director, executive officer or nominee for director, any beneficial owner of more than 5% of any class of our capital stock, any of their immediate family members, and any entity in which the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

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Under the policy, a related party must promptly disclose to our CLO or certain other members of management (A) any transaction in which WeWork was, is or will be a participant and that related party had, has or will have a direct or indirect interest and (B) all material facts. Management then will make an initial assessment as to whether the transaction constitutes a related party transaction that would be reportable by WeWork pursuant to Item 404(a) of Regulation S-K, in which case the transaction would require approval by either a majority of the independent members of our Board who are disinterested with respect to such transaction or the majority of the members of our Audit Committee.

From time to time, and as appropriate, our Board has also formed a special committee of independent directors to review, evaluate and negotiate certain transactions involving SoftBank Group Corp., SoftBank Vision Fund (AIV M1) L.P. and/or one or more of their respective affiliates, including the Notes Purchaser and SVF II (collectively, "**SoftBank**") given SoftBank's ownership interests in the Company and representation on our Board.

On March 17, 2023, in connection with the Transactions, pursuant to the terms of the Governance Agreement, the Softbank Parties agreed that for so long as the SoftBank Parties hold at least 25% of the Company's voting power, all amendments or waivers to the Company's related party transactions policy must be approved by a majority of the Independent Directors.

Certain Relationships and Related Person Transactions

Other than the executive officer and director compensation arrangements discussed in the sections titled *"Director Compensation"* and *"Executive Compensation"*, and compensation to other executive officers that would have been disclosed in that section if any such executive officers had been a NEO, below is a summary of the transactions and series of similar transactions, since January 1, 2022, in which we participated or will participate, in which:

· the amounts involved exceeded or exceed $120,000; and

· any of our then directors, executive officers, or holders of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Financing Transactions

Secured Notes
In August 2020, WeWork Companies LLC (the "**Issuer**") and WW Co-Obligor Inc., a wholly-owned subsidiary of the Issuer (the "**Co-Obligor**" and, together with the Issuer, the "**Issuers**"), entered into a Master Senior Secured Notes Note Purchase Agreement with Starbright WW LP (the "**Notes Purchaser**"), an affiliate of SoftBank Group Corp. ("**SBG**"), for up to an aggregate principal amount of $1.1 billion of senior secured debt in the form of 12.50% senior secured notes.

In March 2021, the Issuer and the Notes Purchaser agreed to amend and restate the terms of the Master Senior Secured Notes Note Purchase Agreement that governs the 12.50% senior secured notes allowing the Company to borrow up to an aggregate principal amount of $550 million of senior secured debt in the form of 7.50% senior secured notes.

In October 2021, the Issuers and the Notes Purchaser entered into the Amended and Restated Master Senior Secured Notes Note Purchase Agreement (as amended, waived or otherwise modified from time to time, the "**Secured NPA**") for up to an aggregate principal amount of $550 million of senior secured debt in the form of 7.50% senior secured notes (the "**Secured Notes**"). Entry into the Secured NPA superseded and terminated the Master Senior Secured Notes Note Purchase Agreement and the letter agreement pursuant to which the Company would enter into the Secured NPA. In December 2021, the Issuers and the Notes Purchaser entered into an amendment to the Secured NPA pursuant to which the Notes Purchaser agreed to extend its commitment to purchase up to an aggregate principal amount of $500 million of Secured Notes that may be issued by the Issuers under the Secured NPA from February 12, 2023 to February 12, 2024.

In November 2022, the Issuers, the Notes Purchaser and SoftBank Vision Fund II-2 L.P. ("**SVF II**") entered into a second amendment to the Secured NPA pursuant to which, among other things and subject to the terms and conditions set forth therein, (i) the Commitment, Draw Period (each as defined in the Secured NPA), and maturity date of the Secured Notes were extended from February 12, 2024 to March 15, 2025 (such period from February 12, 2024 to March 15, 2025, the "**Second Extension Period**"), (ii) the maximum aggregate principal amount of Secured Notes subject to the Commitment or that may be issued and outstanding at any time was reduced to $500 million, subject to potential additional reductions to approximately $446 million during the Second Extension Period to take into account interest that may accrue and be payable

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in-kind during such period, (iii) the interest per annum payable on the Secured Notes outstanding during all or a portion of the Second Extension Period will increase from 7.50% to 11.00% during such period and such interest shall be payable in-kind during such period by increasing the principal amount of the Secured Notes then outstanding, (iv) the Notes Purchaser assigned its rights and obligations under the Secured NPA to SVF II and (v) the Company agreed to pay SVF II a commitment fee of $10 million, to be paid in quarterly installments beginning on January 10, 2024. The Issuers have the ability to draw the Secured Notes under the Secured NPA until March 15, 2025 and the Secured Notes will mature on March 15, 2025. Following the entry into the Transaction Support Agreement (as defined herein) to the closing of the Transactions (as defined herein), the Issuers may draw upon the remaining $250 million in aggregate principal of the Secured Notes, each draw subject to the terms of the Secured NPA and subject to the following schedule: (i) first, a draw request of $50 million which, may be made no earlier than April 1, 2023 (which draw request was made on April 1, 2023); (ii) a subsequent draw request of no more than $75 million which may be made no earlier than May 1, 2023; (iii) another subsequent draw request of no more than $75 million which may be made no earlier than June 1, 2023; and (iv) if applicable, a draw request of $50 million thereafter.

As of December 31, 2022 and 2021, no draw notices had been delivered pursuant to the Secured NPA and no Secured Notes were outstanding. In January 2023, the Issuers issued and sold $250 million of Secured Notes to SVF II under the Secured NPA. In April 2023,the Issuers issued and sold $50 million of Secured Notes to SVF II under the Secured NPA.

5.00% Senior Notes
To formalize SBG's October 2019 commitment to provide WeWork Companies LLC with up to $2.2 billion of unsecured debt, on December 27, 2019, the Issuers and the Notes Purchaser, entered into the Master Senior Unsecured Notes Note Purchase Agreement, dated as of December 27, 2019 (as amended, waived or otherwise modified from time to time, the "**Unsecured NPA**"), pursuant to which the Notes Purchaser agreed to purchase from the Issuers up to $2.2 billion of 5.00% Senior Notes due 2025 (the "**5.00% Senior Notes**"). Starting on July 10, 2020, the Issuers issued and sold $2.2 billion of 5.00% Senior Notes in multiple closings to the Notes Purchaser and entered into a Senior Notes Indenture, dates as of July 10, 2020 (the "**Original Unsecured Indenture**").

The 5.00% Senior Notes will mature on July 10, 2025 and bear interest at 5.00% per annum, payable semi-annually in cash. However, because the associated warrants obligate the Company to issue shares in the future, the implied interest rate upon closing was approximately 11.69%.

Pursuant to the Unsecured NPA, the Notes Purchaser may notify the Issuer that it intends to engage an investment bank or investment banks to offer and sell all or a portion of the 5.00% Senior Notes outstanding to third-party investors in a private placement. On December 16, 2021, following the Notes Purchaser's exercise of its resale rights under the Unsecured NPA, the Issuers amended and restated the Original Unsecured Indenture (as so amended, the "**A&R Unsecured Indenture**") to subdivide the 5.00% Senior Notes into two series, one of which consisted of $550 million in aggregate principal amount of 5.00% Senior Notes, Series II (the "**5.00% Senior Notes, Series II**"), and the other consisted of the remaining $1.65 billion in aggregate principal amount of 5.00% Senior Notes, Series I (the "**5.00% Senior Notes, Series I**"), and the Notes Purchaser (through certain initial purchasers) resold the 5.00% Senior Notes, Series II, to qualified investors in a private offering exempt from registration under the Securities Act. The 5.00% Senior Notes, Series I, remain held by the Notes Purchaser. The A&R Unsecured Indenture contains negative covenants that are substantially similar to those included in the Unsecured Indenture, as further described above.

As of December 31, 2022, an aggregate principal amount of $2.2 billion of 5.00% Senior Notes were issued and none remained available for draw. The aggregate principal amount of $2.2 billion is reflected as 5.00% Senior Notes payable on the Consolidated Balance Sheets as of December 31, 2022 and 2021.

Credit Agreement and Reimbursement Agreement
On December 27, 2019, the Issuer entered into the Credit Agreement (as amended, waived or otherwise modified from time to time, the "**Credit Agreement**"). The Credit Agreement initially provided for a $1.75 billion senior secured letter of credit reimbursement facility (the "**2020 LC Facility**"), which was made available on February 10, 2020, for the support of the Issuer's or its subsidiaries' obligations. As described further below, in May 2022, the existing 2020 LC Facility was amended and subdivided into a $1.25 billion senior tranche letter of credit facility (the "**Senior LC Tranche**"), which was then scheduled to automatically decrease to $1.05 billion in February 2023 and terminate in February 2024, and a $350 million junior tranche letter of credit facility (the "**Junior LC Tranche**"), which was then scheduled to terminate in November 2023. In December 2022, the Credit Agreement was further amended to, among other things, (i) extend the termination date of the existing Senior

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LC Tranche to March 14, 2025, and (ii) reduce the Senior LC Tranche to $1.1 billion, with a further decrease to $930 million on February 10, 2023. In February 2023, the Issuer entered into a further amendment to the Credit Agreement pursuant to which, among other things, the Junior LC Tranche was increased to $470 million and extended to terminate in March 2025, and the Senior LC Tranche was increased from $930 million to $960 million.

As of December 31, 2022, $1.1 billion of standby letters of credit were outstanding under the Senior LC Tranche, of which none were drawn. As of December 31, 2022, there was $21 million in remaining letter of credit availability under the Senior LC Tranche. Upon effectiveness of the Sixth Amendment to the Credit Agreement, $1.1 billion of standby letters of credit were outstanding under our Senior LC Facility, of which none were drawn. In addition, as of the Sixth Amendment to the Credit Agreement, approximately $100 million of contingent obligations in respect of letters of credit issued under our Senior LC Facility are required to be cash collateralized in the amount of 105% of the stated amount thereof.

The letter of credit facilities under the Credit Agreement are guaranteed by substantially all of the domestic wholly-owned subsidiaries of the Issuer (collectively, the "**Guarantors**") and are secured by substantially all the assets of the Issuer and the Guarantors, in each case, subject to customary exceptions, with the obligations under the Junior LC Tranche subordinated to the obligations under the Senior LC Tranche to extent of the value of the collateral securing such obligations. The Credit Agreement and related documentation contain customary reimbursement provisions, representations, warranties, events of default and affirmative covenants (including with respect to cash management) for letter of credit facilities of this type. The negative covenants applicable to the Issuer and its Restricted Subsidiaries (as defined in the Credit Agreement) are limited to cash management requirements and restrictions on liens (subject to exceptions substantially consistent with the indenture governing the 7.875% Senior Notes due 2025 (the "7.875% Senior Notes")), changes in line of business, incurrence of "layering" indebtedness, and disposition of all or substantially all of the assets of the Issuer.

On May 10, 2022, the Company and the other parties thereto entered into the Fourth Amendment to the Credit Agreement (the "**Fourth Amendment to the Credit Agreement**") pursuant to which the then existing facilities under the Credit Agreement were amended and subdivided into a $1.25 billion Senior LC Tranche, which was scheduled to decrease to $1.05 billion in February 2023, and the $350 million Junior LC Tranche. The letter of credit under the Junior LC Tranche was issued and drawn for the benefit of the Issuer in full upon effectiveness of the Fourth Amendment to the Credit Agreement. At the time of entry into the Fourth Amendment to the Credit Agreement, the termination date of the Junior LC Tranche was November 30, 2023 and the termination date of the Senior LC Tranche was February 9, 2024. Following the entry into the Fourth Amendment to the Credit Agreement, the reimbursement obligations under the Junior LC Tranche bore interest at the Term SOFR Rate (as defined in the Credit Agreement), with a floor of 0.75%, plus 6.50%, with an option to convert all or a portion of the outstanding obligations to the ABR (as defined in the Fourth Amendment to the Credit Agreement) plus 5.50% on or after August 10, 2022. As a result of the Fourth Amendment to the Credit Agreement, the reimbursement obligations under the Junior LC Tranche were voluntarily repayable at any time, subject to a prepayment fee such that the minimum return to the letter of credit participants under the Junior LC Tranche on the Junior LC Tranche reimbursement obligations was an amount equal to the sum of 6.50% (the Applicable Margin of the Junior LC Tranche reimbursement obligations) and 2.00% of the total principal amount of the Junior LC Tranche reimbursement obligations, as set forth in the Fourth Amendment to the Credit Agreement. Obligations of the Issuer and its restricted subsidiaries under the Junior LC Tranche are subordinated in right of payment to the obligations under the Senior LC Tranche to the extent of the value of the collateral securing such obligations.

In December 2022, the Company and the other parties thereto entered into the Fifth Amendment to the Credit Agreement (the "**Fifth Amendment to the Credit Agreement**") to, among other things, (i) extend the then termination date of the Senior LC Tranche to March 14, 2025, (ii) replace SBG with SVF II as an obligor with respect to the Senior LC Tranche and (iii) reduce the Senior LC Tranche to $1.1 billion, with a subsequent automatic decrease to $930 million on February 10, 2023. The reimbursement obligations under the Senior LC Tranche were amended to an amount equal to the sum of (i) 6.00% - 6.75%, based on the relevant Rating Level Period (as defined in the Fifth Amendment to the Credit Agreement), and (ii) 2.00% of the total principal amount of the Senior LC Tranche reimbursement obligations, as set forth in the Fifth Amendment to the Credit Agreement. The Fifth Amendment to the Credit Agreement provided for the resignation of SBG as the obligor and assumption by SVF II of all of SBG's obligations with respect to the Senior LC Tranche. The Fifth Amendment to the Credit Agreement provided that the total senior letter of credit tranche commitments may be increased to an amount not to exceed $1.25 billion until February 10, 2023 and $1.05 billion thereafter with additional commitments.The Fifth Amendment to the Credit Agreement also provides that if letter of credit reimbursements under the senior letter of credit tranche are made by SVF II , the commitments in respect of the senior letter of credit tranche will be reduced by a corresponding amount.

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In February 2023, the Company and the other parties thereto entered into the Sixth Amendment to the Credit Agreement (the "**Sixth Amendment to the Credit Agreement**"). Pursuant to the Sixth Amendment to the Credit Agreement, among other things, (i) the Junior LC Tranche was increased by $120 million to $470 million, (ii) the termination date of the Junior LC Tranche was extended from November 30, 2023 to March 7, 2025, (iii) the interest margin applicable to the Junior LC Tranche was increased from 6.50% to 9.90% for reimbursement obligations, and (iv) the Senior LC Tranche was increased from $930 million to $960 million. The additional $120 million letter of credit under the Junior LC Tranche was issued and drawn for the benefit of the Issuer in full upon effectiveness of the Sixth Amendment to the Credit Agreement. The reimbursement obligations under the Junior LC Tranche remain voluntarily repayable at any time, subject to a prepayment fee in connection with prepayments made during the 18 months following the date of the Sixth Amendment to the Credit Agreement, in the amount of the net present value of interest that would have accrued on such amounts prepaid from the prepayment date to the date that is 18 months following the date of the Sixth Amendment to the Credit Agreement, discounted by the Federal Funds Effective Rate (as defined in the Credit Agreement). In connection with the Sixth Amendment to the Credit Agreement, the A&R Reimbursement Agreement was amended to, among other things, substitute SVF II instead of SBG with respect to the junior letter of credit reimbursement rights and obligations and adjusts WeWork's reimbursement rights and obligations to each party accordingly. In addition, the amendment modified the fees payable by the Issuer under the A&R Reimbursement Agreement, such that no fees will be owed to SVF II in respect of the Junior LC Facility through November 30, 2023 and thereafter fees will accrue at 6.5% of the aggregate reimbursement obligations thereunder, compounding quarterly and payable at the earlier of March 7, 2025 and termination or acceleration of the Junior LC Tranche.

In connection with the Credit Agreement, the Issuer also entered into a reimbursement agreement, dated February 10, 2020 (as amended, the "**Company/SBG Reimbursement Agreement**") with SBG pursuant to which (i) SBG agreed to pay substantially all of the fees and expenses payable in connection with the Credit Agreement, (ii) the Company agreed to reimburse SBG for certain of such fees and expenses (including fronting fees up to an amount of 0.125% on the undrawn and unexpired amount of the letters of credit, plus any fronting fees in excess of 0.415% on the undrawn and unexpired amount of the letters of credit) as well as to pay SBG a fee of 5.475% on the amount of all outstanding letters of credit and (iii) the Guarantors agreed to guarantee the obligations of the Issuer under the Company/SBG Reimbursement Agreement. In December 2021, the Company/SBG Reimbursement Agreement was amended to, among other things, change the fees payable by the Issuer to SBG to (i) 2.875% of the face amount of letters of credit issued under the Credit Agreement (drawn and undrawn), payable quarterly in arrears, plus (ii) the amount of any issuance fees payable on the outstanding amounts under the Credit Agreement, which as of December 31, 2021, was equal to 2.6% of the face amount of letters of credit issued under the Senior LC Facility (drawn and undrawn). During the years ended December 31, 2022 and 2021, the Company recognized $63 million and $82 million respectively, in interest expense in connection with amounts payable to SBG pursuant to the Company/SBG Reimbursement Agreement. In May 2022, in connection with the Fourth Amendment to the Credit Agreement the Company/SBG Reimbursement Agreement was amended to clarify that the payment obligations of certain fees and expenses in respect of the Junior LC Tranche related to the Fourth Amendment to the Credit Agreement are the responsibility of the Company and not SBG, as described above. In December 2022, the Company, SBG and SVF II entered into an Amended and Restated Reimbursement Agreement (as further amended or otherwise modified from time to time, the "**A&R Reimbursement Agreement**"), which amended and restated the Company/SBG Reimbursement Agreement, to, among other things, (i) substitute SVF II instead of SBG with respect to the Senior LC Tranche, (ii) retain SBG's role with respect to the Junior LC Tranche and (iii) amend the fees payable by the Company such that no fees will be owed to SVF II in respect of the senior letter of credit issued through February 10, 2024 and thereafter fees will accrue at 7.045% of the face amount of the Senior LC Tranche, compounding quarterly and payable at the earlier of March 14, 2025 and termination or acceleration of the Senior LC Tranche.

In February 2023, the Company, SBG and SVF II entered into the First Amendment to the A&R Reimbursement Agreement to, among other things, substitute SVF II instead of SBG with respect to the Junior LC Tranche and adjust the Company's reimbursement rights and obligations to each party accordingly. In addition the amendment modified the fees payable by the Company under the A&R Reimbursement Agreement, such that no fee would be owed to SVF II in respect of the Junior LC Tranche through November 30, 2023 and thereafter fees would accrue at 6.5% of the aggregate reimbursement obligations thereunder, compounding quarterly and payable at the earlier of March 7, 2025 and termination or acceleration of the Junior LC Tranche.

The First Warrants
On October 20, 2021, WeWork issued to (i) SVF Cayman, a warrant (the "**SVF Cayman Warrant**") to purchase 28,948,838 shares of Class A common stock, subject to the terms set forth therein, at a price per share equal to $0.01 and (ii) SVFE a

warrant (the "**SVFE Warrant**" and, together with the SVF Cayman Warrant, the "**First Warrants**") to purchase 10,184,811 shares of Class A common stock, subject to the terms set forth therein, at a price per share equal to $0.01. On the Closing Date, the First Warrants had a fair value of $405.8 million. The First Warrants will expire on the tenth anniversary of the Closing Date.

The First Warrants issued to SVF Cayman and SVFE were an inducement to obtain SVF Cayman's and SVFE's, and their respective affiliates', support in effectuating the automatic conversion of Legacy WeWork preferred stock on a one-to-one basis to Legacy WeWork common stock.

The LC Warrant
On December 6, 2021, WeWork issued to SBG the LC Warrant to purchase 11,923,567 shares of Class A common stock, subject to the terms set forth therein, at a price per share equal to $0.01. The LC Warrant expires on December 6, 2031.

The LC Warrant was issued to SBG as consideration for SBG agreeing to continue to act as co-obligor under Legacy WeWork's existing debt facility for the extension period of one year. The fair value of the LC Warrant at issuance of $101.6 million was recognized in Additional paid-in capital in the Consolidated Balance Sheets. In March 2022, the LC Warrant was transferred to SVF II WW (DE) LLC ("**SVF DE**"). The LC Warrant will expire on December 6, 2031, the tenth anniversary of the date of issuance. The effective interest rate on the LC Facility Termination Extension is 12.780%, consisting of 5.475% cash and 7.305% warrants.

Transactions Related to the Business Combination

Amended and Restated Registration Rights Agreement
In connection with the Business Combination, we entered into an Amended and Restated Registration Rights Agreement (the "**Registration Rights Agreement**") with certain stockholders, including SVF Cayman, SVFE and SVF DE II WW (DE) LLC ("**SVF DE**"). Pursuant to the Registration Rights Agreement, we agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the "**Securities Act**"), certain shares of Class A common stock and other equity securities of the Company that are held by the parties thereto from time to time. In certain circumstances, various parties to the Registration Rights Agreement can collectively demand up to nine underwritten offerings and are entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

PIPE Investment
In connection with the execution of the Merger Agreement, Legacy BowX entered into separate Subscription Agreements with the certain investors (the "**PIPE Investors**"), pursuant to which the PIPE Investors agreed to purchase, and Legacy BowX agreed to sell to the PIPE Investors, the shares of BowX common stock for a purchase price of $10.00 per share and an aggregate purchase price of $800 million (the "**PIPE Investment**"). The PIPE Investment was consummated substantially concurrently with the closing of the Business Combination. Bruce Dunlevie, who currently serves on our board of directors and is a director nominee, participated in the PIPE Investment through a family trust entity on the same terms and conditions as the other PIPE Investors for an aggregate purchase price of $10 million.

FIRPTA Letter
On March 25, 2021, concurrently with the execution of the Merger Agreement, SVF Cayman, SVFE, which is a direct, wholly-owned subsidiary of SoftBank Vision Fund, Legacy BowX and Legacy WeWork entered into a letter agreement related to Legacy WeWork's potential current or future status as a "United States real property holding corporation" within the meaning of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, and related tax withholding matters in connection with the transactions contemplated by the Merger Agreement.

Tender Offer and Settlement Agreement

In October 2019, Legacy WeWork entered into an agreement with SBG pursuant to which SVF Cayman launched a tender offer in November 2019 to purchase up to $3.0 billion of Legacy WeWork's equity securities (including securities underlying vested options, exercisable warrants and convertible notes) from eligible equity holders of Legacy WeWork, at a price of $23.23 per share (the "**2020 Tender Offer**"). The 2020 Tender Offer was scheduled to expire in April 2020. The closure of the 2020 Tender Offer was contingent on satisfaction of certain conditions as of the expiration date.

In April 2020, SVF Cayman terminated and withdrew its offer to purchase the equity securities of Legacy WeWork because it asserted the failure of various conditions to its obligations to close the 2020 Tender Offer. A committee of independent

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Legacy WeWork directors, acting in the name of Legacy WeWork, filed a complaint in the Court of Chancery of the State of Delaware against SBG and SoftBank Vision Fund asserting claims in relation to SBG's withdrawal of the 2020 Tender Offer. Separately, Adam Neumann (the former CEO of Legacy WeWork) and Mr. Neumann's affiliated investment vehicle, WE Holdings LLC, filed a similar lawsuit against SBG and SoftBank Vision Fund. On February 25, 2021, all parties entered a settlement agreement (the "**Settlement Agreement**"), the terms of which resolved the 2020 Tender Offer litigation and resulted in the claims brought by such committee, acting in the name of Legacy WeWork, and by Mr. Neumann and WE Holdings LLC being dismissed.

The Settlement Agreement includes the following:

- *The launch of a new tender offer*. Pursuant to the Settlement Agreement, on March 10, 2021, SVF Cayman launched a tender offer to acquire $921.6 million of Legacy WeWork's equity securities (including certain equity awards, exercisable warrants and convertible notes) from eligible equity holders of Legacy WeWork, at a price of $23.23 per share (the "**2021 Tender Offer**"). Mr. Neumann, WE Holdings LLC and certain of their related parties separately sold shares to SBG and its affiliates as described below; therefore, they were excluded from the 2021 Tender Offer and could not tender shares. The 2021 Tender Offer closed in part on April 12, 2021, and in full on April 15, 2021, whereupon SVF Cayman acquired an aggregate of 39,678,319 shares (including shares issued upon exercise and conversion of certain equity awards, exercisable warrants and convertible notes).

- *Certain governance changes*. The transactions contemplated by the Settlement Agreement also included the elimination of Legacy WeWork's multi-class voting structure. As a result of the Legacy WeWork Amended and Restated Certificate of Incorporation and the transactions contemplated by the Settlement Agreement, on February 26, 2021, all of the outstanding shares of Legacy WeWork's class B common stock automatically converted into shares of Legacy WeWork's class A common stock (the "**Legacy WeWork Class B Conversion**") and the shares of Legacy WeWork's class C common stock were adjusted to have one vote per share, instead of three. The Legacy WeWork Amended and Restated Certificate of Incorporation provided that if, following the Legacy WeWork Class B Conversion, new shares of Legacy WeWork class B common stock are issued pursuant to (i) the exercise of options to purchase shares of Legacy WeWork class B common stock outstanding as of the date of the Legacy WeWork Class B Conversion, (ii) securities convertible into shares of Legacy WeWork class B common stock outstanding as of the date of the Legacy WeWork Class B Conversion, or (iii) other circumstances which are specified in the Legacy WeWork Amended and Restated Certificate of Incorporation, such new shares would have been automatically converted into shares of Legacy WeWork class A common stock immediately following the time such new shares of Legacy WeWork class B common stock would have been issued. These governance changes were relevant during the period prior to the closing of the Business Combination.

- *Settlement payment*. In connection with the Settlement Agreement, SBG and its affiliates paid Mr. Neumann an amount equal to $105.6 million. No expense was recorded in Legacy WeWork's consolidated statement of operations, as it did not benefit Legacy WeWork.

- *Sale of stock to SBG*. In connection with the Settlement Agreement, SBG and its affiliates purchased 24,901,342 shares of class B common stock of Legacy WeWork from WE Holdings LLC at a price per share of $23.23, representing an aggregate purchase price of $578.4 million. The Company recorded a $428.3 million expense, which represents the excess between the amount paid from a principal stockholder of Legacy WeWork to WE Holdings LLC and the fair value of the stock purchased. Legacy WeWork recognized the expense in restructuring and other related costs in the consolidated statement of operations for the three-months ended March 31, 2021, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG in its consolidated balance sheet.

- *Proxy and observer changes*. In connection with the Settlement Agreement, Mr. Neumann's proxy and future right to designate directors to Legacy WeWork's board of directors were eliminated. The Amended and Restated Stockholders' Agreement eliminated all proxies by Mr. Neumann in favor of Legacy WeWork's board of directors, eliminated Mr. Neumann's right to observe meetings of Legacy WeWork's board of directors and removed Mr. Neumann's future rights to designate directors to Legacy WeWork's board of directors (which would have been available to Mr. Neumann upon elimination of his financial obligations with and to SBG). Mr. Neumann's right to observe meetings of Legacy WeWork's board of directors was replaced by a new agreement which provides that beginning on February 26, 2022, Mr. Neumann, may designate himself or a representative to serve as an observer entitled to attend all meetings of WeWork's board of directors and certain committees thereof in a non-voting capacity. In the event that Mr. Neumann designates himself, SBG has the right following consultation with Mr. Neumann, to designate another individual to attend such meetings,

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and such individual shall be subject to SoftBank's approval, which shall not be unreasonably withheld. Pursuant to this agreement, Mr. Neumann's right will terminate on the date on which Mr. Neumann ceases to beneficially own equity securities representing at least 15,720,950 shares of WeWork Class A Common Stock (on an as-converted basis and as adjusted for stock splits, dividends and the like).

Although WeWork expects that Mr. Neumann or his representative may express views or may ask questions, there is no such contractual entitlement beyond attending in a customary nonvoting observer capacity, and WeWork's Board and committee meetings are presided over by the relevant chairpersons and subject to such procedures governing conduct of the meeting as may be adopted by the board or relevant committee. The agreement governing the observer right does not entitle Mr. Neumann to participate in any conversations among directors outside of formal meetings of the WeWork Board and its applicable committees. Similarly, the agreement does not give Mr. Neumann the right to influence decisions to be made or actions to be taken by the WeWork Board or committees. To the extent Mr. Neumann exercises his observer right he (or his representative) will participate in meetings of the WeWork Board and its applicable committees as a nonvoting board observer — not as a director. The agreement governing the observer right requires that Mr. Neumann or his representative agree to hold in confidence all information provided under such agreement. WeWork has also reserved the right under such agreement to withhold information and exclude Mr. Neumann or his representative from any meeting or portion thereof to the extent reasonably likely to adversely affect the attorney-client privilege between WeWork and its counsel or result in disclosure of trade secrets or a conflict of interest, or if there has been a violation of Mr. Neumann's restrictive covenant obligations to WeWork.

- *Profits interest amendments*. In connection with the Settlement Agreement, the WeWork Partnership Class PI Common Units held by Mr. Neumann (as described below under the section titled *Legacy Transactions with Former CEO – WeWork Partnerships*) became fully vested and were amended to have a catch-up base amount of $0. The distribution threshold was adjusted downward based on closing date pricing of the Business Combination. In connection with the Business Combination, Mr. Neumann elected to convert his WeWork Partnerships Profits Interest Units into WeWork Partnership Class A Common Units.

In addition to the transactions and governance changes described above, the Settlement Agreement contains customary releases of claims by the parties, a commitment to continue existing indemnification arrangements and maintain insurance coverage for the benefit of Mr. Neumann with respect to his former capacities at Legacy WeWork, provisions related to confidentiality, public announcements, media inquiries and publicity concerning the Settlement Agreement or Mr. Neumann's tenure at WeWork, and provisions concerning the intended tax treatment of certain of the payments under the Settlement Agreement. In addition, in connection with the Settlement Agreement, Mr. Neumann entered into a non-compete agreement with both Legacy WeWork and SBG. Legacy WeWork does not have any financial obligation to Mr. Neumann under this agreement.

Other Transactions

Transactions with SoftBank

Sound Ventures
In June 2021, an affiliate of SBG acquired Legacy WeWork's limited partnership interest in Sound Ventures II, L.P. Such affiliate of SBG assumed the commitment to remit approximately $2 million to Sound Ventures II, L.P. when and as called, and funded Legacy WeWork for its limited partnership interest based on its already funded contributions of approximately $6 million.

International Joint Ventures and Strategic Partnerships
In September 2021, an affiliate of SBG and Legacy WeWork closed on the formation of a joint venture to operate the Company's businesses in Brazil, Mexico, Colombia, Chile and Argentina ("**LatamCo**") under the WeWork brand. Upon forming the joint venture, the Company contributed its businesses in the countries listed above, committed to fund $12.5 million, and remains as guarantor on certain lease obligations. The SoftBank Latin America Fund committed to fund $80.0 million. In addition, a subsidiary of the Company entered into a definitive agreement, effective as of February 15, 2022, pursuant to which it contributed the Company's business in Costa Rica to LatamCo and granted LatamCo the exclusive right to operate the Company's business in Costa Rica under the WeWork brand, in exchange for a waiver by SBG of its rights to be reimbursed by an affiliate of WeWork for $6.5 million.

In the first quarter of 2021, a consolidated subsidiary of Legacy WeWork that operates the Company's business in Japan ("**JapanCo**") entered into a management agreement with an affiliate of SBG pursuant to which a WeWork location in Japan operates a floor in a building owned by such affiliate, with no rent or minimum monthly payments, in exchange for a fixed monthly fee of approximately $9,500 per month and a 15% incentive fee of building profits.

In September 2021, JapanCo entered into a series of transactions with OfaaS Corp., an affiliate of SBG ("**OfaaS**"), pursuant to which the parties agreed to (i) a revenue sharing arrangement where JapanCo will pay OfaaS 5% of sales derived from JapanCo's strategic partnership with JR East Japan Station Work as compensation for OfaaS' role in brokering and negotiating such strategic partnership, (ii) a secondment and consulting arrangement pursuant to which OfaaS will provide JapanCo with personnel and other resources to perform certain sales services (including sales operations, reporting, enterprise strategy, broker relations and marketing support) for a period of six (6) months at a cost of JPY 14,500,000 per month, and (iii) terminate JapanCo's prior sales service agreement with OfaaS and enter into a new broker agreement pursuant to JapanCo's standard terms of service, with an exception to permit OfaaS (unlike JapanCo's other brokers) to refer, and receive referral fees from JapanCo for, its and SBG's affiliates.

Membership and Service Agreements
WeWork has entered into membership agreements and/or other agreements relating to the provision of services with affiliates of SBG and SoftBank Vision Fund. WeWork believes that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm's-length basis. During the year ended December 31, 2022, Legacy WeWork earned $45 million from such agreements with affiliates of SBG and SoftBank Vision Fund. During the year ended December 31, 2022, Legacy WeWork recognized expenses of approximately $5 million for services provided by SBG and its affiliates.

JapanCo/SBKK Referral Agreement
On March 25, 2022, JapanCo entered into an agreement with an affiliate of SBG pursuant to which such affiliate will refer potential members to JapanCo in return for commissions equal to 10% of the membership fees paid to JapanCo by referred members.

JapanCo Funding by WeWork
On March 8, 2022, the Board of the Company approved a transaction pursuant to which WeWork APAC Partner Holdings B.V., an indirect subsidiary of the Company, will participate in JapanCo's equity capital raise alongside JapanCo's other existing shareholders. Each of the shareholders will contribute its pro rata portion based on the amount of its existing equity interest in JapanCo, with the Company's subsidiary contributing $32.5 million.

Legacy Transactions with Former CEO

WeWork Partnership
In July 2019, Legacy WeWork completed a reorganization into an umbrella partnership C corporation ("**UP–C**") structure. Following the Business Combination, WeWork is the ultimate holding company for the subsidiaries we use to operate our business and hold our assets. WeWork's primary assets, held through wholly owned subsidiaries, are non-controlling "limited partner" interests and a controlling "general partner" interest in an operating partnership, The We Company Management Holdings L.P. (the "**WeWork Partnership**"). As a result of its interests in the general partner of the WeWork Partnership, and subject to certain restrictions set forth in the Third Amended and Restated Agreement of Exempted Limited Partnership of the WeWork Partnership, dated on October 20, 2021 (the "**Partnership Agreement**"), WeWork generally controls all of the affairs and decision-making of the WeWork Partnership. As such, WeWork is responsible for all operational and administrative decisions of the WeWork Partnership and the day-to-day management of the WeWork Partnership's business.

Partnership interests do not have any direct voting rights with respect to WeWork. However, each holder of partnership interests in the WeWork Partnership (other than direct and indirect subsidiaries of WeWork) holds one share of WeWork Class C common stock per partnership interest. The WeWork Class C common stock has one vote per share. The WeWork Class C common stock has no economic rights.

Subject to certain restrictions set forth in the Partnership Agreement, holders of partnership interests (other than direct and indirect subsidiaries of WeWork) may exchange their partnership interests for (at WeWork's election) shares of WeWork Class A common stock or cash. Upon the exchange of partnership interests in the WeWork Partnership for shares of WeWork Class A common stock or cash or the forfeiture of unvested partnership interests in the WeWork Partnership, the corresponding shares of WeWork Class C common stock will be redeemed.

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The exchange of partnership interests as described above is taxable to the individual making such exchange and, to the extent that the individual has taxable gain on the exchange, results in a benefit to WeWork in the form of increased tax basis in WeWork's assets and therefore greater depreciation deductions. However, unlike in many UP-C structures, no holder of a profits interest or other interest in the WeWork Partnership is entitled to a "tax receivable" payment or other similar payment by WeWork in respect of tax attributes that may accrue to it upon the exchange of such profits interest or other interest for cash or shares of WeWork Class A common stock.

Pursuant to the terms of the Partnership Agreement, except with respect to tax distributions, WeWork has the authority to determine when ordinary distributions will be made to the holders of partnership interests in the WeWork Partnership and the amounts of any such distributions. If WeWork authorizes an ordinary distribution by the WeWork Partnership, such distribution will generally be made first to the wholly owned subsidiaries of WeWork until the aggregate distributions equal the "aggregate distribution threshold", and then shared among all partners, including the holders of vested WeWork Partnership Class PI Common Units. Like the other partners in the WeWork Partnership, WeWork may incur U.S. federal, and applicable state and local, income taxes on its wholly owned subsidiaries' distributive shares of any net taxable income of the WeWork Partnership. Pursuant to the Partnership Agreement, cash distributions will be made to these subsidiaries and the other holders of partnership interests (including WeWork Partnership Class PI Common Units) in the WeWork Partnership in amounts intended to be sufficient for such holders to pay their respective U.S. federal, and applicable associated state and local, income tax liabilities with respect to such net taxable income. Any and all such tax distributions shall reduce subsequent ordinary and liquidating distributions otherwise payable to these wholly owned subsidiaries and the other holders of partnership interests (including WeWork Partnership Class PI Common Units) in the WeWork Partnership.

Holders of vested WeWork Partnership Class PI Common Units may receive value from their awards in two ways—by receiving distributions or by, at the election of the holder, (a) converting their WeWork Partnership Profits Interest Units into WeWork Partnership

Class A Common Units, or (b) exchanging (along with the corresponding shares of WeWork Class C Common Stock) their WeWork Partnership Profits Interest Units for (at WeWork's election) shares of WeWork Class A common stock or cash of an equivalent value.

In February 2021, in connection with the Settlement Agreement, the WeWork Partnership Class PI Common Units held by Mr. Neumann in the WeWork Partnership became fully vested and were amended to have a catch-up base amount of $0. As a result, Mr. Neumann held 19,896,032 fully vested WeWork Partnership Class PI Common Units prior to the Business Combination.

The per unit distribution thresholds for Mr. Neumann's WeWork Partnership Class PI Common Units were also amended in connection with the Settlement Agreement to initially be $10.00, subject to further downward adjustment based on the closing date pricing of the Business Combination. In connection with the Business Combination, the number of Mr. Neumann's WeWork Partnership Class PI Common Units was adjusted to equal 19,896,032 WeWork Partnership Class PI Common Units and the distribution thresholds for Mr. Neumann's WeWork Partnership Class PI Common Units were adjusted downwards based on the closing date pricing of the Business Combination. On October 21, 2021, Mr. Neumann elected to convert his WeWork Partnership Class PI Common Units into 19,896,032 WeWork Partnership Class A Common Units which, subject to certain restrictions set forth in the Partnership Agreement, can be exchanged for (at WeWork's election) shares of WeWork Class A common stock or cash. On December 31, 2021 Mr. Neumann transferred all of his WeWork Partnership Class A Common Units to NAM WWC Holdings, LLC, which is Mr. Neumann's affiliated investment vehicle.

Real Estate Transactions

WeWork is, or was, also party to lease agreements for four commercial properties with landlord entities in which Mr. Neumann had or has an ownership interest. These leases, individually and in the aggregate, are not material to WeWork's operations and entry into these lease agreements was duly approved by Legacy WeWork. As of December 31, 2022, WeWork was no longer a party to three of the four leases and future undiscounted minimum lease payments under the remaining lease represented less than 0.1% of WeWork's total lease commitments. During the year ended December 31 2022, WeWork had a contractual obligation totaling $3 million to the landlord entities under these leases. During the year ended December 31, 2022, WeWork made no base rent payments with respect to any of these buildings, nor did Legacy WeWork receive any payments from the landlord entities in the form of tenant improvement reimbursements related to these leases.

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Terms for termination of two of these lease agreements were agreed in February 2021 and one of the two was formally terminated on August 6, 2021 and the other lease was formally terminated on February 21, 2022 upon receipt of the necessary ordinary course approvals. The negotiations for the two lease terminations occurred in the ordinary course and on arms' length terms. With respect to the lease that was formally terminated in August 2021, the terms of termination included the landlord entity's surrender and return of a $3.4 million letter of credit in exchange for payment of the corresponding amounts of the letter of credit, and the landlord entity's forgiveness of the remaining rent amounts then owed. With respect to the lease that was formally terminated in February 2022, the terms of termination included the tenant entity's release of $0.6 million in unpaid tenant improvement allowances that had been held in escrow, in exchange for the forgiveness of certain tenant responsibilities under the lease and the landlord entity's forgiveness of the remaining rent amounts then owed. In addition, one of the other leases was assigned to a third-party in June 2021 and, therefore, WeWork is no longer a party to the lease agreement.

Transaction Support Agreement

On March 17, 2023, the Company and the Issuers entered into a Transaction Support Agreement (as amended or otherwise modified from time to time, the "**Transaction Support Agreement**") with SVF II, the Notes Purchaser, SVF Cayman, and SVF DE, and subsequently joined with respect to certain matters by SVF Endurance (Cayman) Limited (such entities and their affiliates, as applicable, the "**SoftBank Parties**") and certain other parties, pursuant to which, among other things and subject to the terms and conditions set forth therein:

(i) the parties have agreed to support, approve, implement and enter into definitive documents covering the following transactions (the "**Transactions**"):

(a) the Exchange Offers and the Consent Solicitations (each as defined and described in the Company's Current Report on Form 8-K filed with the SEC on April 3, 2023);

(b) the exchange (the "**SoftBank Exchange**") of:

(x) up to $250.0 million in aggregate principal amount of the Issuers' $1.65 billion in aggregate principal amount outstanding of 5.00% Senior Notes, Series I held by the Notes Purchaser (or any affiliate to which the Notes Purchaser transfers some or all of the 5.00% Senior Notes, Series I (each, a "**SoftBank Noteholder**") for consideration consisting of a combination of $187.5 million in aggregate principal amount of newly issued 11.00% Second Lien Senior Secured PIK Exchangeable Notes due 2027 (with interest per annum payable 5.00% in cash and 6.00% in PIK) of the Issuers (the "SoftBank Second Lien Exchangeable Notes" and 162 shares of Class A common stock per $1,000 in principal amount of the 5.00% Senior Notes, Series I being exchanged (which represents shares of Class A common stock with a value equal to $150 per $1,000 in principal amount of the 5.00% Senior Notes, Series I being exchanged calculated at a price per share equal to the 20-day volume weighted average price of the shares of Class A common stock during the period starting 10 trading days prior to the announcement of the Transactions and ending 10 trading days after such announcement, which has been determined to be $0.9236 per share (the "**Common Equity VWAP**")); and

(y) up to $359.5 million in aggregate principal amount of the 5.00% Senior Notes, Series I for consideration consisting of a combination of $269.625 million in aggregate principal amount of newly issued 12.0% Third Lien Senior Secured PIK Exchangeable Notes due 2027 (with interest per annum payable in PIK only) of the Issuers (the "**SoftBank Third Lien Exchangeable Notes**") and 162 shares of Class A common stock per $1,000 in principal amount of the 5.00% Senior Notes, Series I being exchanged (which represents shares of Class A common stock with a value equal to $150 per $1,000 in principal amount of the 5.00% Senior Notes, Series I being exchanged calculated at the Common Equity VWAP);

(c) the exchange of up to $1.65 billion of the 5.00% Senior Notes, Series I held by the SoftBank Noteholder, less any 5.00% Senior Notes, Series I exchanged in the SoftBank Exchange, for consideration consisting of 974 shares of Class A common stock per $1,000 in principal amount of the 5.00% Senior Notes, Series I being exchanged (which represents shares of Class A common stock with a value equal to $900 per $1,000 in principal amount of the 5.00% Senior Notes, Series I being exchanged calculated at the Common Equity VWAP); and

(d) the rollover (the "**SoftBank Rollover**") of $300.0 million out of the $500.0 million in aggregate principal amount of the Secured Notes currently held by or that may be issued and sold to SVF II pursuant to the Secured NPA, into either, at the Issuers' option, (i) up to $300.0 million in aggregate principal amount of 15.00% (7.0% Cash/8.0% PIK) First Lien Senior Secured PIK Notes due 2027 (the "**New First Lien Notes**") to be issued at closing of the Transactions or (ii) a commitment from SVF II to purchase, at the Company's option, in full or in part, and from time to time, up to $300.0 million in aggregate principal amount of such separate series of New First Lien Notes (the "**SoftBank Delayed Draw Notes**") pursuant to a new note purchase agreement, subject to the repayment in full of the outstanding Secured Notes, including any accrued but unpaid interest thereon, at closing of the Transactions. During the period from the entry into the Transaction Support Agreement to the closing of the Transactions, the Issuers may draw upon the remaining $250.0 million in aggregate principal of the Secured Notes, each draw subject to the terms of the Secured NPA and subject to the following schedule: (i) first, a draw request of $50.0 million, which may be made no earlier than April 1, 2023 (which draw request was made on April 1, 2023); (ii) a subsequent draw request of no more than $75.0 million which may be made no earlier than May 1, 2023; (iii) another subsequent draw request of no more than $75.0 million which may be made no earlier than June 1, 2023; and, (iv) if applicable, a draw request of $50.0 million thereafter. SVF II will be entitled to a 12.5% fee on up to $50.0 million in aggregate principal amount of New First Lien Notes outstanding and held by SVF II in excess of $250.0 million, in the form of additional New First Lien Notes. In connection with the SoftBank Rollover upon closing of the Transactions, the Secured NPA will be terminated and any aggregate principal amount of Secured Notes outstanding in excess of $300.0 million, or, if the Issuers elect the commitment from SVF II to purchase $300.0 million of SoftBank Delayed Draw Notes from time to time, all of the aggregate principal amount of Secured Notes outstanding, in each case with any accrued and unpaid interest thereon, shall be repaid in cash;

(e) the applicable SoftBank Parties have agreed to vote and exercise any powers or rights available to them in favor of certain proposals that will be presented to stockholders of the Company at a special meeting (the "**Stockholder Approvals**");

(f) the SoftBank Parties have agreed to, among other things, use commercially reasonable efforts to cooperate with and assist the Company and the Issuers in obtaining additional support for the Transactions from their other material stakeholders and from the issuing creditors, letter of credit participants and other parties under the Credit Agreement (as defined herein), including an agreement by the SoftBank Parties to enter into a credit support letter extending the maturities of the existing letter of credit facilities thereunder and certain other changes with respect thereto; and

(g) the SoftBank Parties have agreed to enter into a letter agreement with the Company regarding certain governance matters negotiated with a special committee of the Company's board of directors consisting of independent directors, which provides, among other things, that the SoftBank Parties will take all actions necessary to ensure that certain voting limitations contemplated by the Charter remain in place so long as the SoftBank Parties own in excess of 49.90% of the Company's voting power.

The Company has also agreed to provide customary registration rights for the resale of Class A common stock issued in connection with the Transactions.

The Transaction Support Agreement contains certain covenants on the part of each of the parties thereto, including covenants that the applicable SoftBank Parties and the Consenting Noteholders (as defined in the Transaction Support Agreement) support the Exchange Offers and Consent Solicitations, otherwise use good faith when negotiating the forms of the definitive documents that will govern the Transactions, and support and cooperate with the Company and one another in consummating the Transactions. The Transaction Support Agreement also contains certain customary representations, warranties and other agreements by the parties thereto. Closing of any Transaction pursuant to the Transaction Support Agreement is subject to, and conditioned upon, closing of all of the other Transactions as well as receipt of the Stockholder Approvals (which were obtained on April 24, 2023).

In connection with the Consent Solicitations, as of 5:00 p.m., New York City time, on April 14, 2023 (the "**Early Exchange Time**"), the Issuers received the requisite number of consents from holders of the Issuers' 7.875% Senior Notes and the Issuers' 5.00% Senior Notes (together with the 7.875% Senior Notes, the "**Old Notes**"), to adopt certain proposed amendments (the "**Proposed Amendments**") to the Senior Notes Indenture, dated as of April 30, 2018, governing the 7.875% Senior Notes (the "**2018 Indenture**"), and the A&R Unsecured Indenture (together with the 2018 Indenture, the

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"**Old Notes Indentures**"), to eliminate substantially all of the restrictive covenants contained in the Old Notes Indentures and the Old Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including certain provisions relating to future guarantors and defeasance. In addition, on April 14, 2023, the Issuers received written consent from the holder of the Issuers' 5.00% Senior Notes, Series I, to adopt the Proposed Amendments with respect to such series of notes.

On April 16, 2023, the Issuers entered into the Fourteenth Supplemental Indenture to the 2018 Indenture (the "**Fourteenth Supplemental Indenture**") and the Fourth Supplemental Indenture to the A&R Unsecured Indenture (the "**Fourth Supplemental Indenture**" and, together with the Fourteenth Supplemental Indenture, the "**Supplemental Indentures**") with the applicable trustee and the guarantors party thereto, to reflect the Proposed Amendments. The Proposed Amendments will become operative only upon the consummation of the Exchange Offers on the applicable settlement date.

Following the approval of the Stockholder Proposals on April 24, 2023, the Company filed a certificate of amendment to the Charter (the "**Charter Amendment**") with the Secretary of State of Delaware to increase the total number of shares of Class A common stock that the Company will have authority to issue from 1,500,000,000 shares to 4,874,958,334 shares.

For a further description of the Transaction Support Agreement, the Transactions, the Supplemental Indentures and the Charter Amendment, refer to the Company's Current Reports on Form 8-K which were filed on March 17, 2023, April 3, 2023, April, 6, 2023, April 17, 2023, and April 24, 2023. There can be no assurance the Company will be able to complete the Transactions on the terms contemplated or at all. See "Cautionary Note Regarding Forward-Looking Statements."

Indenification Agreements

The Company has entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, our Charter, and our Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We believe these agreements and provisions are necessary to attract and retain qualified persons as directors and officers.

Communication with Directors and Executive Officers

Stockholders and others who wish to communicate with the Board or any individual director, including our chairman or lead independent director, may do so by writing to **boardcommunications@wework.com** or the following address:

> Board of Directors WeWork Inc.
> c/o Legal Department
> 75 Rockefeller Plaza, Floor 10
> New York, NY 10019

All such correspondence is reviewed by the Corporate Secretary's office, which logs the material for tracking purposes. Our Board has asked the Corporate Secretary's office to forward all correspondence to the appropriate director(s), except for personal grievances, items unrelated to the functions of the Board, business solicitations, advertisements, and materials that are profane.

Availability of Corporate Governance Documents

Our corporate governance documents are available on the investors section of our website at **investors.wework.com/ governance**. The information contained in, or that can be accessed through, our website is not a part of, or incorporated by reference in, this Proxy Statement. In addition, copies of our Charter, Bylaws, all standing Committee charters, the corporate governance guidelines, and the Code of Conduct are available in print upon request by writing to the Corporate Secretary at WeWork Inc., c/o Legal Department, 75 Rockefeller Plaza, Floor 10, New York, NY 10019 or via email to **boardcommunications@wework.com**.

Director Compensation

In 2022, WeWork continued to compensate its non-employee directors solely with restricted stock units ("**RSUs**"). Our non-employee director compensation program is designed to align our directors' interests with those of our stockholders, while considering our peer group practices and conserving cash.

The Board determines the compensation of our non-employee directors after reviewing the Compensation Committee's recommendation. In 2021, the Board reviewed and approved the compensation program below for non-employee directors, as recommended by the Compensation Committee following a review of certain peer data regarding the amount and type of compensation awarded to non-employee directors at public companies of similar revenue and market capitalization and/or similar business focus in the real estate, hospitality or technology industries. We intend to periodically evaluate our director compensation program as part of our overall compensation strategy; in 2022, the Committee recommended, and the Board agreed, that no changes be made to the program.

	Dollar Value of RSUs
Amount of RSUs for all Non-Employee Directors	$250,000
Additional Amount of RSUs for Committee Service	
Audit Committee (Chair)	$30,000
Audit Committee (Member)	$12,500
Compensation Committee (Chair)	$25,000
Compensation Committee (Member)	$7,500
Nominating & Corporate Governance Committee (Chair)	$10,000
Nominating & Corporate Governance Committee (Member)	$5,000
Additional Amount of RSUs for Lead Independent Director	$30,000

The number of RSUs granted equals (A) the aggregate dollar value divided by (B) the average closing price of the 10 trading days prior to (but not including) the grant date, rounded to the nearest whole number. With respect to RSUs granted in 2022, the grant date (A) for continuing directors, was the date of our 2022 annual shareholders meeting (May 18, 2022) and (B) for directors who joined our Board and/or a committee of the Board following May 18, 2022 was the date of the regularly scheduled Board meeting immediately following the date that the director joined our Board and/or the relevant committee. For new directors, the number of RSUs was also prorated based on the date that their service on the Board and/or relevant committee began. Each annual RSU award will vest on the day immediately prior to the next annual shareholders meeting, subject to continued service on the Board and/or the relevant committee through such date.

We do not pay meeting fees. We do offer reimbursements to our directors for their reasonable out-of-pocket expenses, including travel and lodging, incurred in attending meetings of our Board and committees.

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The following table summarizes all compensation awarded to, earned by, or paid to each of our non-employee directors during 2022.

Non-Employee Director Compensation

Name	Stock Awards ($)[1]
Marcelo Claure[2, 3]	$—
Alex Clavel[2]	$—
Michel Combes[2, 3]	$—
Bruce Dunlevie[2]	$—
Daniel Hurwitz[4]	$155,502.41
Saurabh Jalan[2, 3]	$—
Véronique Laury	$291,552.64
Deven Parekh	$291,552.64
Vikas Parekh[2]	$—
Vivek Ranadivé	$278,537.60
Kirthiga Reddy[4]	$263,514.23
Jeffrey Sine[5]	$291,552.64

1. The amounts reflect the grant date fair value of RSUs, calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. The awards will fully vest, subject to continued service as a director, on May 15, 2023 (that is, the day immediately prior to the 2023 annual shareholders meeting).
2. Messrs. Claure, Clavel, Combes, Jalan and Vikas Parekh as well as Mr. Dunlevie voluntarily waived their grants out of consideration that they are compensated as employees of our largest shareholder, SBG, with respect to the first group of non-employee directors and as an employee of Benchmark with respect to Mr. Dunlevie.
3. Messrs. Claure, Combes and Jalan resigned from the Board on February 2, 2022, August 9, 2022 and November 29, 2022, respectively, in connection with their departures from SoftBank Group Corp.
4. The amounts for Mr. Hurwitz and Ms. Reddy are prorated based on (A) Mr. Hurwitz's service on the Board and as chair of the Audit Committee as of June 23, 2022 and (B) Ms. Reddy's service on the Nominating and Corporate Governance Committee as of May 25, 2022.
5. Mr. Sine resigned from the Board on June 23, 2022 prior to the 2023 annual shareholders meeting and, in accordance with the terms and conditions of the award, his RSU grant was forfeited as of such date.



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Executive Officers

Name	Age	Position
Sandeep Mathrani	60	Chairman and Chief Executive Officer
Susan Catalano	60	Chief People Officer
Andre Fernandez	54	Chief Financial Officer
Lauren Fritts	41	Chief Corporate Affairs & Marketing Officer
Peter Greenspan	49	Global Head of Real Estate
Pamela Swidler	40	Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Anthony Yazbeck	45	President and Chief Operating Officer

Sandeep Mathrani

See "Director Nominees" above.

Susan Catalano

Susan Catalano was promoted to serve as WeWork's Chief People Officer in January 2022. Prior to her promotion, Ms. Catalano served as WeWork's Senior Vice President, Global Head of People and Head of People for the Americas & Global Functions from June 2019 to January 2021. Prior to joining WeWork, Ms. Catalano spent over 20 years at Citigroup Inc. serving as Managing Director, Senior Human Resources Officer & Global Head of Recruitment from 2009 to 2019; Managing Director, Chief Administrative Officer, HR Advisor & HR Corporate Affairs from 2005 to 2009; and Managing Director, Divisional Director of HR from 1998 to 2004. Ms. Catalano also served as Senior Vice President of Recruitment at Salomon Smith Barney from 1997 to 1998 and currently serves as a Member of the Board of Trustees of Hofstra University. Ms. Catalano earned both a Bachelor's in Finance and a Master of Business Administration in Finance from Pace University's - Lubin School of Business.

Andre Fernandez

Andre J. Fernandez was appointed as WeWork's Chief Financial Officer in June 2022. Prior to joining WeWork, Mr. Fernandez served as Executive Vice President & Chief Financial Officer of NCR Corporation from 2018 to 2020, and as President & Chief Executive Officer of CBS Radio Inc. from 2015 to 2017. Prior to that, Mr. Fernandez spent seven years at Journal Communications Inc. (2008 - 2015), serving in various roles including President & Chief Operating Officer and Chief Financial Officer. Mr. Fernandez currently serves on the Board of Directors of FaZe Clan (Nasdaq: FAZE), a digital-native lifestyle and media platform rooted in gaming and youth culture, and also serves on its Compensation Committee. Previously, Mr. Fernandez served as Vice Chairman of the Board of Froedtert Health, and also served on the Boards of Buffalo Wild Wings Inc; the National Association of Broadcasters (NAB); Givewith; Bankroll Club LLC; Sachem Acquisition Corp.; and the Television Bureau of Advertising. He earned a Bachelor's degree in Economics from Harvard University.

Lauren Fritts

Lauren Fritts has served as WeWork's Chief Corporate Affairs and Marketing Officer since December 2021, a role in which she is responsible for directing WeWork's brand by leading the corporate communications, global public affairs, corporate social responsibility and global marketing functions. Prior to her promotion, Ms. Fritts served as WeWork's Chief Communications Officer from 2020 to 2021, Vice President of Public Affairs from 2018 to 2020 and Senior Director of Public Affairs from 2017 to 2018. Ms. Fritts has also worked in the public sector, serving as the Digital Director and Deputy Communications Director for Chris Christie during his term as the Governor of New Jersey and on his 2016 presidential campaign. Ms. Fritts began her career as a producer for Fox News Channel where she worked from 2004 to 2011. She earned a Bachelor of Arts in Communications from Fairfield University.

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Peter Greenspan

Peter Greenspan has served as WeWork's Global Head of Real Estate since November 2018. Mr. Greenspan first joined WeWork in 2014, serving as WeWork's first real estate lawyer and was later promoted to serve as General Counsel from 2017 to 2018. Prior to joining WeWork, Mr. Greenspan spent nine years at NBCUniversal serving as Vice President of Corporate & Transaction Law from 2010 to 2014, Senior Corporate & Transactions Counsel from 2007 to 2010 and Corporate Transaction Counsel from 2005 to 2007. He began his legal career as an associate at Willkie Farr & Gallagher LLP from 1999 to 2005. Mr. Greenspan earned a Bachelor's degree in Economics and Philosophy from The State University of New York at Binghamton and a Juris Doctorate from the New York University School of Law.

Pamela Swidler

Pamela Swidler was promoted to serve as WeWork's Chief Legal Officer, Chief Compliance Officer and Corporate Secretary in February 2023. Prior to her promotion, Ms. Swidler served as WeWork's Senior Vice President, Head of Americas and International, Legal from July 2021 to February 2023, Global Head of Real Estate Legal from January 2020 to July 2021, Global Head of Real Estate Transactions and Special Counsel from December 2018 through January 2020, Regional General Counsel, Americas from March 2018 to December 2018 and various other legal roles since joining in March 2016, primarily serving as an adviser to WeWork's real estate function and Americas business. Ms. Swidler began her career as an associate at Kramer Levin Naftalis & Frankel where she focused on complex commercial real estate matters for nine years. She earned a Bachelor's degree in Quantitative Economics from Tufts University and a Juris Doctorate from Benjamin N. Cardozo School of Law.

Anthony Yazbeck

Anthony Yazbeck was appointed as WeWork's President and Chief Operating Officer in July 2021. Prior to his appointment, Mr. Yazbeck served as WeWork's President & Chief Operating Officer, International and WeWork's Chief Operating Officer of Europe, China & Pacific for five years where he played a key role in scaling the European business and leading the transformation of the Company's operations in China. Before joining WeWork, Mr. Yazbeck had 13 years of experience in international operations including holding various positions at Rocket Internet SE (Vaniday), AOL and CROWN Holdings. Mr. Yazbeck founded two businesses, selling the first to Rocket Internet and starting the second in partnership with Rocket Internet. Prior to that, Mr. Yazbeck was part of the European leadership team at AOL that helped turn around and transform the business from one of the largest internet service providers into an online media and advertising business. AOL was later acquired by Verizon. Mr. Yazbeck earned a Bachelor's degree in Telecommunication from Institut National de la Communication et de l'information, a Master's degree in Computer Engineering from ESME – Paris and a Masters of Business Administration from Université Paris 1 Panthéon–Sorbonne.





Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of WeWork's Class A common stock and Class C common stock as of March 20, 2023 by:

1. each of our current directors (who are also our nominees for director),

2. each of our named executive officers,

3. all current directors and executive officers as a group, and

4. each person or entity known by us to own beneficially more than 5% of our Class A common stock or Class C common stock based solely on WeWork's review of filings with the SEC pursuant to Section 13(d), 13(g) or Section 16 of the Exchange Act.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

There were 711,363,722 shares of Class A common stock issued and outstanding and 19,938,089 shares of Class C common stock issued outstanding, in each case, as of March 20, 2023.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o WeWork Inc., 75 Rockefeller Plaza, Floor 10, New York, NY 10019.

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Name of Beneficial Owner	Shares of Common Stock Beneficially Owned — Shares of Class A Common Stock Beneficially Owned: Shares	% of Shares Outstanding	Shares of Class C Common Stock Beneficially Owned: Shares	% of Shares Outstanding
Directors and Named Executive Officers:				
Sandeep Mathrani[1]	1,860,866	*	0	0
Alex Clavel	0	0	0	0
Bruce Dunlevie[2]	20,486,362	2.9%	0	0
Daniel Hurwitz[3]	30,431	0	0	0
Véronique Laury[4]	59,103	0	0	0
Vikas Parekh	0	0	0	0
Deven Parekh[5]	12,559,103	1.8%	0	0
Vivek Ranadivé[6]	7,227,531	1.0%	0	0
David Tolley	0	0	0	0
Jared DeMatteis[7]	241,117	*	0	0
Benjamin "Ben" Dunham	0	0	0	0
Susan Catalano[8]	67,136	*	0	0
Andre Fernandez	40,000	*	0	0
Anthony Yazbeck[9]	397,559	*	0	0
All current directors and executive officers as a group (15 persons)[10]	42,971,675	6.0%	0	0
Greater than 5% Stockholders:				
Entities affiliated with SBGA[11]	370,277,759	48.9%	0	0
Entities affiliated with SBIA UK[12]	91,262,729	12.7%	0	0
Adam Neumann[13]	68,232,963	8.8%	19,896,032	99.8%
FMR LLC[14]	70,993,791	9.1%	0	0

*Represents beneficial ownership of less than 1%.

1. Represents (i) 621,581 shares over which Mr. Mathrani has dispositive power and (ii) 1,239,285 shares over which Mr. Mathrani has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after March 21, 2023.
2. Represents (i) 19,471,310 shares held by Benchmark Capital Partners VII (AIV), L.P. ("BCP AIV"), as nominee for BCP AIV, Benchmark Founders' Fund VII, L.P. ("BFF VII") and Benchmark Founders' Fund VII-B, L.P. ("BFF VII-B"), (ii) 1,000,000 shares held by The Bruce & Elizabeth Dunlevie Living Trust (the "Dunlevie Living Trust"), and (iii) 15,052 shares held by Mr. Dunlevie . Benchmark Capital Management Co. VII, L.L.C. ("BCMC VII") is the general partner of each of BCP AIV, BFF VII and BFF VII-B and may be deemed to have sole voting and dispositive power over the shares held by BCP AIV. Mr. Dunlevie is a managing member of BCMC VII and may be deemed to have shared voting and dispositive power over the shares held by BCP AIV, although Mr. Dunlevie disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Dunlevie is a trustee of the Dunlevie Living Trust. The address for each of these individuals and entities is c/o Benchmark, 2965 Woodside Road, Woodside, CA 94062.
3. Represents 30,431 shares over which Mr. Hurwitz has the right to acquire dispositive power upon the vesting of RSUs as of or within 60 days after March 20, 2023.
4. Represents (i) 14,659 shares over which Ms. Laury has dispositive power and (ii) 44,444 shares over which Ms. Laury has the right to acquire dispositive power upon the vesting of RSUs as of or within 60 days after March 20, 2023.
5. Represents (i) 4,519,074 shares held by Insight Partners XII, L.P. ("IP XII"), (ii) 6,476 shares held by Insight Partners XII (Co- Investors), L.P. ("IP Co-Investors"), (iii) 116,625 shares held by Insight Partners XII (Co-Investors) (B), L.P. ("IP Co-Investors B"), (iv) 6,365,864 shares held by Insight Partners (Cayman) XII, L.P. ("IP Cayman"), (v) 460,931 shares held by Insight Partners (Delaware) XII, L.P. ("IP Delaware"), (vi) 1,031,030 shares held by Insight Partners (EU) XII, S.C.Sp. ("IP EU") and (vii) 44,444 shares over which Mr. Parekh has the right to acquire dispositive power upon the vesting of RSUs as of or within 60 days after March 20, 2023. Mr. Parekh is a member of the board of managers of Insight Holdings Group, LLC ("Holdings"). Holdings is the sole shareholder of Insight Associates XII, Ltd. ("IVA XII Ltd"), which in turn is the general partner of Insight Associates XII, L.P. ("IVA XII LP"), which in turn is the general partner of each of IP XII, IP Co- Investors, IP Co-Investors B, IP Cayman and IP Delaware (collectively, the "Fund XII Entities", and collectively with IP EU, "Fund XII"). Holdings is the sole shareholder of Insight Associates (EU) XII, S.a.r.l. ("IA EU XII"), which in turn is the general partner of IP EU. Mr. Parekh disclaims beneficial ownership of all shares held by Fund XII, except to the extent of his pecuniary interest therein. The address for each of these entities is c/o 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.
6. Represents (i) 4,578,489 shares held by Mr. Ranadivé, (ii) 42,460 shares over which Mr. Ranadivé has the right to acquire dispositive power upon the vesting of RSUs as of or within 60 days after March 20, 2023, and (iii) 2,606,582 shares issuable to VIVEK RANADIVE TTEE VIVEK RANADIVE 2004 TRUST dated May 20, 2020, a trust for the benefit of Mr. Ranadivé, upon the exercise of warrants.
7. Represents (i) 120,934 shares over which Mr. DeMatteis has dispositive power and (ii) 120,183 shares over which Mr. DeMatteis has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after March 20, 2023.
8. Represents (i) 58,876 shares over which Ms. Catalano has dispositive power and (i) 8,260 shares over which Ms. Catalano has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after March 20, 2023.
9. Represents (i) 209,144 shares over which Mr. Yazbeck has dispositive power and (ii) 188,415 shares over which Mr. Yazbeck has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after March 20, 2023.
10. The group of directors and officers includes Ms. Swidler, WeWork's Chief Legal Officer as of February 21, 2023, and does not include Mr. DeMatteis, WeWork's former Chief Legal Officer. Mr. DeMatteis appears in the beneficial ownership table because he is one of WeWork's named executive officers for fiscal year 2022.
11. Represents (i) 320,298,461 shares held by SVF II WW Holdings (Cayman) Limited ("SVF Cayman"), (ii) 28,948,838 shares issuable to SVF Cayman, or its designee, upon exercise of the First Warrant, (iii) 4,049,587 shares held by SVF DE (iv) 5,057,306 shares issuable to SVF DE upon exercise of the Penny Warrants, and (iv) 11,923,567 shares issuable to SVF DE upon exercise of the LC Warrant. SVF II is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF DE . SVF Cayman is a wholly owned subsidiary of SVF DE. SB Global Advisers Limited ("SBGA") has been appointed as manager and is exclusively responsible for making all final decisions related to the acquisition, structuring, financing and disposal of SVF II's investments, including as held by SVF DE and SVF Cayman. The address for SVF II is 69 Grosvenor Street, London, X0 W1K 3JP, United Kingdom.
12. Represents (i) 81,077,918 shares held by SVF Endurance (Cayman) Limited ("SVFE") and (ii) 10,184,811 shares issuable to SVFE, or its designee, upon exercise of the First Warrant. SVFE is a wholly owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. ("SoftBank Vision Fund"). SB Investment Advisers (UK) Limited ("SBIA UK") has been appointed as alternative investment fund manager ("AIFM") and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund's investments. The address for SVFE is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
13. Represents shares of Class A common stock and Class C common stock beneficially owned by Mr. Neumann. Mr. Neumann holds these shares through We Holdings LLC and Nazare Asset Management, L.P. Mr. Neumann controls these entities and has sole voting and dispositive power over all such shares. The address for Mr. Neumann, We Holdings LLC and Nazare Asset Management, L.P. is 1170 Kane Concourse, Suite 301, Bay Harbour, FL 33154.
14. Represents securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company LLC, Fidelity Management Trust Company, and Strategic Advisers LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address for these holders is 245 Summer Street, Boston, Massachusetts 02210.

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Equity Compensation Plan Information

The following table shows information, as of December 31, 2022, with respect to shares of our common stock that may be issued under existing equity compensation plans. The category "Equity compensation plans approved by stockholders" in the table below consists of the 2013 Stock Incentive Plan (the "**2013 Plan**"), the 2015 Equity Incentive Plan (the "**2015 Plan**"), the 2021 Equity Incentive Plan (the "**2021 Plan**") and the 2021 Employee Stock Purchase Plan (the "**ESPP**").

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted–Average Exercise Price of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column 1)[3]
Equity compensation plans approved by stockholders	25,224,275	$4.75	49,035,853
Equity compensation plans not approved by stockholders	–	–	–
Total	25,224,275	$4.75	49,035,853

1. Consists of the following: 472,874 shares of Class A common stock subject to outstanding awards granted under the 2013 Plan, 16,016,364 shares of Class A common stock subject to outstanding awards granted under the 2015 Plan, and 8,735,037 shares of Class A common stock subject to outstanding awards granted under the 2021 Plan. Performance–based RSUs are, for purposes of this column, assumed to be payable at 100% of target. Following the Business Combination, no additional awards have been or will be granted under the 2013 and 2015 Plans.
2. The weighted–average exercise price is calculated solely on the exercise prices of the outstanding options and does not reflect the shares of Class A common stock that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.
3. Consists of 7,931,556 shares of Class A common stock available under the ESPP and 41,104,338 shares of Class A common stock available under the 2021 Plan.



Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of our executive compensation philosophy, objectives, and design, our compensation-setting process, our executive compensation program components, and the decisions made for the 2022 compensation of our named executive officers ("NEOs") should be read together with the compensation tables and related disclosure below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs and philosophy. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

2022 Named Executive Officers

Name	Title
Sandeep Mathrani	Chief Executive Officer and Director
Andre Fernandez	Chief Financial Officer
Anthony Yazbeck	President and Chief Operating Officer
Jared DeMatteis	Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Susan Catalano	Chief People Officer



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As required by SEC rules, our NEOs also include Benjamin Dunham, who was our Chief Financial Officer until June 2022 when Mr. Fernandez joined WeWork.

Overview and Compensation Strategy

Sandeep Mathrani became CEO in 2020 and, under his leadership in 2021, WeWork successfully became a publicly listed company through the Business Combination. In 2022, Mr. Mathrani continued to shape a best-in-class management team by promoting Susan Catalano to Chief People Officer in January and hiring Andre Fernandez as Chief Financial Officer in June. We continue to align our compensation program with the goal of attracting and retaining diverse and skilled talent in a highly-competitive global market, understanding that key talent is essential for achieving our goal of profitability and delivering long-term stockholder value. We strive to maintain a fair and transparent compensation program that provides competitive total compensation opportunities informed by the market, while also being tailored to account for the specific needs and responsibilities of each position. We also consider the unique qualifications of each NEO and their contributions to our business while requiring a shared accountability among the executive team (including the NEOs) for the Company's overall financial and non-financial performance.

Compensation Philosophy, Objectives, & Governance

Philosophy. We are committed to designing our compensation program in line with those of leading multinational publicly traded companies, while retaining the flexibility to address our evolving business needs. Our goal is to provide a fair and competitive compensation framework that will attract, motivate, retain and reward the extraordinary talent we need to serve our members and deliver strong results to our stakeholders. Our cash bonus incentives and equity programs allow us to align the interests of our executives with those of our stockholders by rewarding the achievement of Company-wide metrics, as well as performance against individual goals where appropriate.

Objectives and Governance. Four principles form the foundation of our compensation philosophy, including our philosophy towards executive compensation:

Purposeful	Be intentional about our compensation programs so that we can recruit, motivate, retain and reward the talent we need to drive our business over both the short- and long-term
External Competitiveness	Align total compensation to comparable jobs within the relevant external labor market, while providing enough flexibility to attract and retain the best people
Internal Comparability	Ensure that similar jobs and similar performance are paid equitably across the Company
Results Oriented	Tie short and long-term rewards to our business goals and financial achievements thereby driving a performance-based culture and aligning the interests of our executives with those of our stockholders

The total compensation package for our NEOs consists primarily of base salary, annual cash bonus incentives, and long-term equity awards. We use base salaries to compensate NEOs for their day-to-day responsibilities at levels that we feel are necessary to attract and retain the highest level of executive talent. We believe that placing a strong emphasis on equity compensation and cash bonus incentives allows us to incentivize the achievement of Company goals, which aligns with our entrepreneurial spirit and incentivizes our NEOs to maximize long-term stockholder value by pursuing strategic opportunities that advance our mission, while embracing our Company values.

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Our Compensation Committee regularly evaluates our executive compensation philosophy, program, and practices as we continue to look for ways to further evolve with the goals of attracting, motivating, retaining and rewarding key employees and executives critical to the ongoing success of our business, creating long-term stockholder value, and aligning pay with performance. The Compensation Committee also considers the evolving pay practices of other leading U.S. publicly-traded companies and pay governance trends. Because we operate in a dynamic and disruptive market, we believe it is important that the compensation structure we establish provides us an adequate level of agility to enable us to incentivize management to adjust priorities, harness innovation and remain competitive.

We have established a number of policies and practices, listed below, to support our compensation philosophy, improve our compensation governance, and drive performance that aligns executives' and stockholders' interests.

What we do

- Design our executive compensation program to recruit, motivate, retain and reward key employees and executives critical to the ongoing success of our business and the creation of long-term stockholder value, as well as to align pay with performance

- With respect to pay for performance, on average, 71% of our NEOs' target compensation was in the form of incentives (instead of fixed pay)

- To promote alignment with stockholders, on average, approximately 57% of our NEOs' incentives was in the form of time-based RSUs (instead of earned cash bonus)

- Our executives participate in the same retirement and health and wellness plans as our broader employee population

- Compensation Committee composed solely of independent directors makes all executive compensation decisions (other than with respect to the CEO's compensation, which is decided by the Board)

- Review the Compensation Committee's charter on an annual basis

- Hold an annual Say on Pay vote

- Multi-year vesting for all equity awards

What we don't do

- Allow hedging of WeWork stock by directors or employees

- Allow pledging of WeWork stock by directors or employees for margin loans or similar speculative transactions

- Provide executives with tax gross-ups, non-qualified retirement plans or excessive perquisites

- Encourage unnecessary and excessive risk taking

- Pay dividends on unvested equity awards

- Single-trigger acceleration of cash bonus

Compensation-Setting Process. Our Compensation Committee oversees and administers our executive compensation program, including determining the overall design of the program, reviewing the individual and corporate goals and objectives applicable to the compensation of our NEOs, and determining the form and amount of compensation to be paid or awarded to each NEO other than the CEO.

In setting the form and amount of compensation to be paid to each NEO, the Compensation Committee (or the Board, for our CEO) reviews the total target compensation for our NEOs and considers their pay history as well as developments in compensation practices and governance trends. The Compensation Committee, together with the other independent directors of the Board, determine the CEO's compensation.

The Compensation Committee also considers other factors in making compensation determinations, including (but not limited to) impact and criticality to our strategy, scope of current responsibility, potential to take on future additional

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responsibility, individual performance and leadership, internal pay equity considerations, and market data for similarly situated executives at companies in our peer group described below. The Committee also considers the results of the advisory vote on the compensation of NEOs from the most recent Annual Meeting. At the 2022 Annual Meeting, 91.5% of our Class A common stock and Class C common stock (voting together as a single class) voted, on a non-binding advisory basis, in favor of the compensation of the Company's named executive officers for 2021.

Our CEO and Chief People Officer provide input to the Compensation Committee with respect to the individual performance and compensation of the NEOs (except that they do not provide input on their own compensation). While our CEO and Chief People Officer discuss their recommendations for the NEOs with the Compensation Committee, they do not participate in the deliberations or determination of their respective compensation. Our Compensation Committee also oversees our equity-based compensation plans and grants.

Role of External Compensation Consultants. In 2021, management engaged compensation consultant Semler Brossy to support the design of our compensation program, and Semler Brossy provided our Compensation Committee with market data for similarly situated executives at companies in the peer group described in our most recent proxy statement, filed April 7, 2022. While Semler Brossy was engaged by management, the Compensation Committee determined that Semler Brossy offered unique, well-rounded perspectives, and that the information it provided was aligned with the interests of the Company.

In September 2022, the Compensation Committee engaged an independent compensation consultant, Compensia, Inc. ("**Compensia**"), to provide advice regarding our executive compensation program and Compensia regularly attends the Compensation Committee's meetings.

Independence of Compensation Consultant. Our Compensation Committee determined that Compensia did not receive any fees from us or provide any services to us, except in its capacity as the compensation consultant to the Compensation Committee. Our Compensation Committee considered various other factors in determining Compensia's independence, including the existence of any business or personal relationship that could impact Compensia's independence. After reviewing the applicable SEC rules and the NYSE listing standards, our Compensation Committee determined that Compensia was independent and that the work performed by Compensia did not give rise to any conflicts of interest.

Use of Market Data. While the Compensation Committee does not establish compensation levels based solely on the review of market data, such data is presented to the Compensation Committee and is a useful input to our compensation policies and practices in order to attract and retain qualified employees.

Role of Compensation Peer Group. In November 2022, the Compensation Committee, with advice from and after discussions with Compensia, approved the below list of companies as the peer group for reference in making compensation decisions:

2022 Peer Group		
Airbnb	Hyatt Hotels	SL Green Realty
Anywhere Real Estate	Jones Lang LaSalle	The Howard Hughes
Boston Properties	Marcus & Millichap	Travel + Leisure Co.
Compass	Marriott International	Vornado Realty Trust
DigitalBridge Group	Newmark Group	Zillow Group
Hilton Grand Vacations	Opendoor Technologies	
Hilton Worldwide Holdings	Peloton Interactive	
Host Hotels & Resorts	Redfin	

This peer group comprises a portfolio of companies that generally present similar business dynamics and challenges and/or companies with which we aggressively compete for talent and/or companies that have similar revenues, market capitalization and number of employees. While the Compensation Committee takes into account compensation practices of peer companies, the Compensation Committee uses this information as one of many factors in its deliberations on compensation matters and does not set compensation levels to meet specific percentiles.

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Our Compensation Committee will continue to work with our CEO, Chief People Officer and our independent compensation consultant to position pay based on a variety of factors, including market data for executive compensation drawn from a peer group.

2022 Executive Compensation Program Key Components[1]

The primary elements of our 2022 executive compensation program are summarized below. Overall, the Compensation Committee balanced various considerations in determining 2022 pay for the NEOs and the executive team. The Compensation Committee considered peer compensation data, company performance and individual performance in its determination of total compensation amounts for each executive. The Compensation Committee then considered the appropriate mix of cash compensation (salary and cash bonus) and equity-based awards, with the goal of motivating and retaining these NEOs while aligning their incentives with stockholder interests. A significant portion of their total compensation is linked to the value of our shares to ensure that the compensation package aligns over time with stockholder value creation.

Base Salary

WeWork provides a base salary as a fixed source of compensation for employees' day-to-day responsibilities. When setting base salaries, we aim to be competitive while also considering other factors including the individual's role, experience, impact and compensation history.

In 2022, the Company generally did not increase the base salaries of any members of the executive team (including the NEOs) other than to reflect promotions or changing roles and responsibilities. As shown in the "2022 Summary Compensation Table" below, to reflect his increased responsibility, Mr. DeMatteis received an increase to his base salary from $650,000 to $800,000, effective April 1, 2022. Ms. Catalano received an increase to her base salary from $500,000 to $600,000 in connection with her promotion to Chief People Officer, effective January 27, 2022.

Cash Incentives

- **Annual Cash Bonus**

  WeWork provides the opportunity to earn an annual cash bonus incentive opportunity to our NEOs and other eligible employees under the WeWork Companies LLC Annual Cash Bonus Plan (the "**Bonus Plan**"). Awards under the Bonus Plan are designed to directly link pay with shared accountability for achievement of key business performance targets.

  For 2022, annual cash bonuses for eligible employees (including the NEOs) was equal to the product of: (i) a target cash bonus amount, which generally is a percentage of base salary, (ii) a corporate multiplier, which ranges from 0% to 150% based on the Company's achievement of certain Company-wide goals, and (iii) an individual multiplier, which ranges from 0% to 150% based on individual performance.

  The target cash bonus incentive for 2022 was 100% of base salary for Messrs. Mathrani, Yazbeck, and DeMatteis and for Ms. Catalano. For 2022, Mr. Fernandez's target cash bonus incentive was 50% of base salary and subject to a minimum payout of $450,000 pursuant to the Fernandez Agreement (defined below). For all employees (including the NEOs), the Compensation Committee set the corporate multiplier for 2022 at 70%. In determining this multiplier, the Committee took into consideration the Company's overachievement of its member satisfaction and employee satisfaction goals as well as its performance against financial goals. Revenue in 2022 reached $3.25 billion, an increase of 26% from revenue in 2021, but was less than the low end of management's original revenue guidance primarily due to unfavorable fluctuations in certain foreign currency exchange rates. In addition, while Adjusted EBITDA, a non-GAAP measure, was negative $477 million in 2022, the result represented a $1.06 billion increase from 2021, and Adjusted EBITDA was positive in December 2022, an important milestone and 'first' for WeWork. To build a culture of shared accountability, the Board and the Compensation Committee, as applicable, determined that the individual multiplier for 2022 would be 100% for each of the NEOs.

1. While WeWork's compensation philosophy, practices and components generally applied to Mr. Dunham, as his employment was terminated in June 2022, his compensation for 2022 was primarily in the form of severance paid in accordance with his employment contract and detailed in the sections below titled "Benjamin Dunham Employment Agreement" and "Potential Payments Upon Termination or Change in Control."

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The 2022 company goals and targets were approved by the Compensation Committee in the first quarter of 2022 and were not formulaic. Each NEO's individual multiplier and final annual cash bonus incentive was recommended by the CEO and the Chief People Officer (except with respect to their own bonuses) to the Compensation Committee or, with respect to the CEO, the Board for approval.



Summary Financial Results

Legend: Revenue, Adjusted EBITDA, Net Loss

Year	Revenue	Adjusted EBITDA	Net Loss
2020	$3,416	$(1,883)	$(3,834)
2021	$2,570	$(1,533)	$(4,632)
2022	$3,245	$(477)	$(2,295)

Note: Adjusted EBITDA is a non-GAAP measure. See Appendix B for reconciliation and other information.



61
Member NPS

Member Experience
Improve member experience across all WeWork products



17
Employee eNPS

Employee Experience
Improve employee experience and build our company by instilling core values as the DNA of WeWork

Creators of NPS, Bain & Company, suggest a score:
Above 20 = favorable | Above 50 = excellent | Above 80 = world class

- **Other Bonuses**
  From time to time, we may provide bonuses to attract talented and experienced employees or retention bonuses to retain critical employees who possess key institutional knowledge or are necessary to successfully operate our business. No such bonuses were awarded in 2022 to our NEOs.

Equity Grants

Our equity compensation program, provided in the form of restricted stock units ("**RSUs**") and historically, when we were a private company, in the form of stock options, is designed to achieve a number of goals, including creating an ownership culture, incentivizing employees to meet Company objectives, promoting retention of senior talent, and aligning employee and stockholder interests. For our NEOs, 2022 equity awards consisted of both time-based grants and performance-based grants.

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- **Time-based Equity Awards Granted in 2022**

  During 2022, each of our NEOs was granted time-based RSUs as part of our standard annual compensation cycle (in March for the NEOs other than Mr. Fernandez) or in connection with being hired (in June for Mr. Fernandez), which vest in equal installments over three years, subject to continued employment through each vesting date. Additionally, Messrs. Yazbeck and Dunham and Ms. Catalano were granted supplemental time-based RSUs during the March annual compensation cycle that vest in equal installments over three years but are subject to accelerated vesting if the Company's Adjusted EBITDA[2], excluding non-cash lease cost adjustments and non-recurring expenses consistent with the Company's external financial reporting, exceeds $0 in either 2022 or 2023 (which metric was not met for 2022) as detailed in the "Grants of Plan-Based Awards Table."

- **Performance-based Equity Awards Granted in 2022**

  Since 2021, the Compensation Committee has granted performance-based RSUs to drive performance; before WeWork became a publicly traded company, the Compensation Committee granted performance-based options. These performance-based awards vest only if the applicable performance condition (relating to the achievement of unlevered operating free cash flow ("**Unlevered Operating FCF**") metrics[3] or stock price metrics, during prescribed periods of time) and a service condition are satisfied. In March 2022, Ms. Catalano received a grant of performance-based RSUs in connection with her promotion to Chief People Officer.

  Performance Condition: The performance condition for these awards would be met based on the achievement level of either of the two metrics below within a prescribed period of time (with no linear interpolation between the achievements levels):

Metric	How Is It Measured	16%	33%	66% (Target)	100% (Max)
Unlevered Operating FCF	Measured on the last day of each quarter for the trailing four calendar quarters as of the measurement date.	–	$0.8 billion	$1.0 billion	$1.3 billion
Stock Price	Measured on a continuous basis during the period beginning on July 21, 2022 (which is the first day after the nine-month anniversary of our public listing) and ending on December 31, 2024, and defined as the volume-weighted average price of one share of WeWork Class A common stock over the 90-day period immediately before a measurement date.	$14.53	$18.16	$24.21	$30.26

  Service Condition: The portion of the award for which the performance condition has been met (the "earned portion") will vest only if the service condition is also satisfied. The service condition is satisfied only if the grantee remains employed through the dates indicated below. In the event of a resignation for good reason or termination without cause, any earned portion that is not fully vested, but would otherwise have vested in the year of such termination, will become immediately vested (except with respect to the CEO's performance-vesting options, some of which may become both earned and vested following a qualifying termination; additional detail regarding the treatment of the CEO's performance vesting options is described below under "Sandeep Mathrani Employment Agreement").

2. Solely for purposes of these supplemental time-based RSUs, "Adjusted EBITDA" means net income (loss) before income tax (benefit) provision, interest and other (income) expenses, net, depreciation and amortization, restructuring and other related costs, impairment (gain on sale) of goodwill, intangibles and other assets, stock-based compensation expense, stock-based payments for services rendered by consultants, change in fair value of contingent consideration liabilities, legal, tax and regulatory reserves or settlements, legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company's 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, as defined in Note 1 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, net of any insurance or other recoveries, and expense related to mergers, acquisitions, divestitures and capital raising activities.

3. Solely for purposes of these performance-based awards, "Unlevered Operating FCF" means Adjusted EBITDA Excluding Non-Cash GAAP Straight-Line Lease Cost and Amortization less Net Capital Expenditures, in each case measured for the trailing four calendar quarters as of the measurement date. Unlevered Operating FCF is measured on a quarterly basis as of the last day of each calendar quarter. "Adjusted EBITDA Excluding Non-Cash GAAP Straight-Line Lease Cost and Amortization" means net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring chargers, and other gains and losses on operating assets. This figure also excludes the impact of non-cash GAAP straight-line lease cost and amortization of lease incentives. "Net Capital Expenditures" means the gross purchases of property and equipment, as reported in "cash flows from investment activities" in the consolidated statements of cash flows, less cash collected from landlords for tenant improvement allowances, as reported in the "supplemental cash flow disclosures" schedules in the cash flow statement.

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When Metric is Achieved	% of Earned Award That Becomes Fully Vested*
On or before December 31, 2022**	50% on December 31, 2022; 50% on December 31, 2023
In 2023	100% on December 31, 2023
In 2024	100% on December 31, 2024

* The dates shown above apply to any earned portion resulting from achievement of the stock price metric. Because Unlevered Operating FCF performance cannot be certified by the Compensation Committee until our financial statements are available, for any earned portion resulting from achievement of that metric, the relevant dates will be March 31st immediately following the dates shown above.
** However, if the stock price metric is achieved at the $14.53 level, 100% of the earned portion of the award resulting from that achievement will vest on December 31, 2022.

The total equity grants awarded to our NEOs in 2022 are summarized below. These grants appear in the "Summary Compensation Table" below, expressed as a dollar value that reflects the accounting value for the equity award (with performance-based awards assumed to be earned at target). These dollar values do not correspond to the likely economic value that may be received by each NEO from the equity award; for example, the price of a WeWork share has declined significantly since the awards were granted in March and June of 2022, and there is no guarantee that the performance-based RSUs will be earned due to a number of factors, including the negative changes in general economic conditions as a result of, amongst other things, the COVID-19 pandemic and related delays in members (and prospective members) returning to the office and taking occupancy.

Name	Annual Time Based RSUs	Supplemental Time-Based RSUs with Acceleration	Performance Based RSUs	Total Number of RSUs
Sandeep Mathrani	552,050	0	0	552,050
Andre Fernandez	414,938	0	0	414,938
Benjamin Dunham	100,000	32,668	0	132,668
Anthony Yazbeck	275,000	79,693	0	354,693
Jared DeMatteis	250,000	0	0	250,000
Susan Catalano	100,000	9,454	100,000	209,454

Other Benefits

In addition to the core components of our compensation program, we provide a range of benefits to meet the needs of our employees and their families. Our NEOs participate in the same health, welfare and retirement programs as our other full-time employees.

In the United States, we provide a 401(k) plan, which is a tax-qualified defined contribution savings plan, for the benefit of all eligible employees, including our U.S.-based NEOs. Employees may make contributions, including after-tax Roth contributions, and our 401(k) plan also permits discretionary employer contributions. In 2022, we matched 100% of employee contributions to our 401(k) plan, up to a maximum of $3,500 per year. All employee contributions and employer contributions are at all times fully vested. In the United Kingdom, we provide a defined contribution pension plan, as required by applicable law, for the benefit of all eligible employees, including Mr. Yazbeck, where the company contributes up to 3% of the employee's base salary.

We do not provide NEOs with tax gross-ups, non-qualified retirement plans or excessive perquisites.

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Other Compensation Matters

Compensation Risk Assessment

As part of our annual compensation-related risk review, we conducted an analysis to determine whether any risks arising from our compensation arrangements are reasonably likely to have a material adverse effect on the Company in light of our overall business, strategy, and objectives. Management, together with the Compensation Committee, reviews and evaluates both cash and equity incentive plans, as well as other forms of pay and benefits, across executive and non-executive employee populations.

We assess compensation-related risk by assessing the goals of our compensation arrangements, whether they are aligned with the Company's strategy and business plan, the amount of oversight by the Board, Compensation Committee and/or management, the potential risks arising from attributes in our compensation practices, performance criteria, payout caps and leverage, pay mix, and verification of performance results. After reviewing the results of the analysis, the Compensation Committee and management believe our current compensation arrangements (i) balance an appropriate risk and reward profile in relation to our overall business strategy and (ii) do not encourage our employees, including our NEOs, to take excessive or inappropriate risks that would have a material adverse effect on the Company.

Prohibition on Hedging and Pledging Shares

Our insider trading policy provides that Company employees and directors may not trade in options, warrants, puts and calls, or similar instruments on Company securities. Unless approved in writing by the Chief Legal Officer, our insider trading policy further prohibits Company employees and directors from hedging or lending Company securities in any transaction, including by entering into any collars, equity swaps, exchange funds, prepaid variable forward sale contracts, or any other similar derivatives transaction. Finally, we do not let our directors or employees pledge their securities for margin loans or any other speculative transactions unless the transaction is approved in writing by the Chief Legal Officer; no such transactions were approved or requested in 2022.

Tax and Accounting Considerations

Deductibility of executive compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**") denies a publicly-traded corporation a federal income tax deduction for remuneration in excess of $1 million per year per person paid to certain executives. Although our Compensation Committee is mindful of the benefits of tax deductibility when determining executive compensation, the Compensation Committee is also mindful that the Company has net operating loss carryforwards that will defer the impact of any deductions that the Company might lose under Section 162(m). The Compensation Committee believes that we should not be constrained by the requirements of Section 162(m) where those requirements would impair our flexibility in attracting and retaining the highest level of talented and experienced executive officers and in compensating our executive officers in a manner that best promotes our mission and strategic objectives.

Taxation of "parachute" payments and deferred compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the Company may forfeit a deduction on such payments or benefits. Section 409A of the Code also imposes additional significant taxes on the individual in the event that payments or benefits are not exempt from, and do not meet the requirements of, Section 409A of the Code. We have not agreed to provide our executive officers, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe under Section 4999 or Section 409A of the Code.

Accounting treatment. The accounting impact of our executive compensation program is one of many factors that are considered in determining the size and structure of our executive compensation program, so that we can ensure that it is reasonable and in the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

During the previous fiscal year, the following individuals served on the Compensation Committee: Deven Parekh, Bruce Dunlevie, and Véronique Laury. None of the directors who are currently or who were members of our Compensation Committee during 2022, are currently or have ever been one of our officers or employees. None of our NEOs currently serves, or served during 2022, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. See the section titled "Certain Relationships and Related Person Transactions" for information about related party transactions involving members of our Compensation Committee or their affiliates.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

- Deven Parekh (Chair)

- Bruce Dunlevie

- Véronique Laury

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following information about the relationship between the annual total compensation of our median employee and the annual total compensation of our CEO.

We previously determined our median employee (who is located in the U.S.) as of December 31, 2021 (the "**Determination Date**"). When determining the median employee, we included actual base salary paid in 2021, actual bonus and other cash incentive compensation and allowances paid in 2021, and 401(k) employer contributions (or similar contributions outside of the United States) for our then-current global employee population of approximately 4,454 employees, of which 99.1% were full-time and 0.9% were interns and other fixed term employees, other than our CEO, as of the Determination Date in 34 countries. For purposes of determining the median employee, we also converted employee compensation from local currency to U.S. dollars using the exchange rate on the Determination Date.

SEC regulations allow employers to identify the midpoint based on a "consistently applied compensation measure". We concluded that neither actual bonuses paid in 2022 (for 2021 performance) nor equity granted in 2021 could be consistently applied across our global population to determine the median employee, so these compensation items were excluded for purposes of identifying our median employee. The median employee and CEO annual total compensation figures listed below adhere to the same calculation methods used to prepare the "2022 Summary Compensation Table". For example, even though bonuses paid and equity granted were excluded for the purpose of identifying our median employee, actual bonuses paid in 2023 (for 2022 performance) and the fair market value of equity granted in 2022 were included in the annual total compensation for both our median employee and our CEO in calculating the CEO pay ratio for 2022. The CEO annual total compensation figure reflects the 'total $' outlined for the CEO in the "2022 Summary Compensation Table".

For 2022, the annual total compensation for the median employee of WeWork (other than our CEO) was $71,069, and the annual total compensation of our CEO was $6,439,932. Based on this information, for 2022, we estimate that the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 91 to 1.

The pay ratio described above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules for identifying the median employee permit companies to use a wide range of methodologies, assumptions and exclusions. As a result, it may not necessarily be meaningful to compare our pay ratio to pay ratios reported by other companies.

This information is being provided for compliance purposes. Neither the Compensation Committee nor management of the Company used the foregoing pay ratio measure in making compensation decisions.

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Compensation Tables

2022 Summary Compensation Table
The following table sets forth information concerning the compensation of the NEOs.

Name	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Options Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Sandeep Mathrani (Chief Executive Officer and Chairman)	2022	$1,500,000	$1,050,000	$3,886,432	–	$3,500	$6,439,932
	2021	$1,500,000	$10,750,000	$8,724,156	$332,294	$1,800	$21,308,250
	2020	$1,280,769	$1,500,000	–	$4,761,205	$1,800	$7,543,774
Andre Fernandez[6] (Chief Financial Officer)	2022	$481,154	$450,000	$2,473,030	–	$3,500	$3,407,684
Benjamin Dunham (Former Chief Financial Officer)	2022	$285,190	–	$862,342	–	$893,464	$2,040,996
	2021	$600,000	$1,680,000	–	$189,162	$1,800	$2,470,962
	2020	$446,154	$790,000	–	$1,293,278	$1,800	$2,531,232
Anthony Yazbeck[7] (President & Chief Operating Officer)	2022	$871,200	$609,840	$2,305,505	–	$26,136	$3,812,681
	2021	$877,435	$4,345,304	$2,125,081	$116,302	$26,323	$7,490,445
	2020	$788,670	$1,572,525	–	$1,241,111	$23,660	$3,625,966
Jared DeMatteis[6] (Chief Legal Officer, Chief Compliance Officer and Corporate Secretary)	2022	$759,039	$534,110	$1,625,000	–	$3,500	$2,921,649
	2021	$624,039	$2,050,800	$1,870,802	$66,459	$1,800	$4,613,900
Susan Catalano[6] (Chief People Officer)	2022	$590,385	$415,014	$1,102,451	–	$3,500	$2,111,350

1. This column sets forth the base salary paid to each NEO. The 2022 salary amounts are prorated for Mr. Fernandez, who joined WeWork on June 10, 2022, and for Mr. Dunham, whose employment terminated on June 9, 2022, and the 2020 salary amount is prorated for Mr. Mathrani who joined WeWork on February 18, 2020. The following NEOs received increases to their annualized base salary rates effective as of the dates indicated: (A) Mr. Dunham, from $400,000 to $600,000 as of October 1, 2020, (B) Mr. Yazbeck, from $782,870 to $972,000 as of July 1, 2021, (C) Mr. DeMatteis, from $600,000 to $650,000 and from $650,000 to $800,000 as of July 1, 2021 and April 1, 2022, respectively, and (D) Ms. Catalano, from $500,000 to $600,000 as of January 27, 2022. Mr. Yazbeck's salary was not decreased in 2022; the amount reported in this column for 2022 is less than the amount reported for 2021 due to a change in foreign exchange rates.

2. For 2022, this column sets forth the cash incentive earned by the following NEOs for 2022 performance under the Company's annual cash bonus plan: $1,050,000 for Mr. Mathrani, $450,000 for Mr. Fernandez, $609,840 for Mr. Yazbeck, $534,110 for Mr. DeMatteis and $415,014 for Ms. Catalano. The Annual Cash Bonus section of the "Compensation Discussion and Analysis" section above describes how these bonuses were determined and earned. The 2022 target annual bonus percentage was 100% of base salary for Messrs. Mathrani, Yazbeck, and DeMatteis as well as Ms. Catalano. Mr. Fernandez's 2022 target annual bonus percentage was 50% of base salary, subject to a minimum payout for 2022 of $450,000 pursuant to the terms of his employment agreement. Mr. Dunham did not earn a cash incentive for 2022 due to the termination of his employment in June 2022.

   For 2021, this column sets forth the cash incentive earned by the following NEOs for 2021 performance under the Company's annual cash bonus plan: $750,000 for Mr. Mathrani, $180,000 for Mr. Dunham, $439,106 for Mr. Yazbeck, and $550,800 for Mr. DeMatteis. The 2021 target annual bonus percentage was 100% of base salary for Messrs. Mathrani, Dunham, and Yazbeck; as of July 1, 2021, Mr. DeMatteis received an increase to his target bonus percentage from 75% to 100%. In addition, WeWork previously established certain bonus arrangements that would result in payment(s) in connection with a qualifying capital raise and/or the public listing of WeWork. Upon the closing of the Business Combination, the following NEOs received a one-time bonus, which bonus was subject to repayment obligations that provided that the full after-tax amount of the payment would have been required to be repaid if the individual resigned without good reason or was terminated for cause on or prior to January 31, 2022, and 50% of such after-tax amount would have been required to be repaid in the event of such a termination after January 31, 2022, but on or before January 31, 2023: $10,000,000 for Mr. Mathrani, $1,500,000 for Mr. Dunham, $1,953,099 for Mr. Yazbeck and $1,500,000 for Mr. DeMatteis. In connection with his promotion to President & Chief Operating Officer, Mr. Yazbeck also received a one-time bonus of $1,953,099 upon the closing of the Business Combination.

   For 2020, this column sets forth the cash incentive earned by each of Messrs. Mathrani, Dunham and Yazbeck for 2020 performance under the Company's annual cash bonus plan. The 2020 target annual bonus percentage was 100% of base salary for Messrs. Mathrani, Dunham and Yazbeck. In addition, for Messrs. Dunham and Yazbeck, this column includes retention bonuses in the amount of $400,000 and $1,059,890, respectively.

3. The amounts reported in this column represent the aggregate grant date fair value of RSUs granted in 2022 and 2021, in each case, as calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 24 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

   The amounts reported in this column reflect the accounting value for the equity award (with performance-based awards assumed to be earned at target). The amounts reported do not correspond to the likely economic value that may be received by each NEO from the equity award; for example, the price of a WeWork share has declined significantly since the awards were granted in March and June of 2022. In addition, none of the performance-based equity awards have been earned at this time and the actual value of these awards will depend on our performance; there is no guarantee that the performance-based RSUs will be earned due to a number of factors, including the negative changes in general economic conditions as a result of, amongst other things, the COVID-19 pandemic and related delays in members (and prospective members) returning to the office and taking occupancy. Assuming the maximum level of performance conditions are achieved, the amounts reported in this column for 2021 would be as follows: Mr. Mathrani ($8,724,156 which represents the accounting fair value of 1,734,999 RSUs as of the grant date), Mr. Yazbeck ($2,240,344 which represents the accounting fair value of 363,522 RSUs as of the grant date) and Mr. DeMatteis ($2,178,168 which represents the accounting fair value of 388,308 RSUs as of the grant date). Assuming the maximum level of performance conditions are achieved, the amount reported in this column for 2022 would be as follows: Mr. Mathrani ($3,886,432 which represents the accounting fair value of 552,050 RSUs as of the grant date), Mr. Fernandez ($2,473,030 which represents the accounting fair value of 414,938 RSUs as of the grant date), Mr. Dunham ($862,342 which represents the accounting fair value of 132,668 RSUs as of the grant date), Mr. Yazbeck ($2,305,505 which represents the accounting fair value of 354,693 RSUs as of the grant date), Mr. DeMatteis ($1,625,000 which represents the accounting fair value of 250,000 RSUs as of the grant date), and Ms. Catalano ($1,297,951 which represents the accounting fair value of 259,454 RSUs as of the grant date). Mr. Dunham forfeited these performance-based awards in connection with the termination of his employment in June 2022.

4. The amounts reported in this column for 2021 represent the incremental fair market value associated with the modification of performance-based stock options granted in 2020, which modification occurred in 2021 as a result of the closing of the Business Combination, as calculated in accordance with FASB ASC Topic 718. The amounts reported in this column for 2020 represent the aggregate grant date fair value of the stock options granted in 2020 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 24 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

   The amounts reported in this column reflect the accounting value for the equity award (with performance-based awards assumed to be earned at target). The amounts reported do not correspond to the likely economic value that may be received by each NEO from the equity award; for example, the price of a WeWork share has declined significantly since the awards were granted in March and June of 2022. In addition, none of the performance-based equity awards have been earned at this time and the actual value of these awards will depend on our performance; there is no guarantee that the performance-based RSUs will be earned due to a number of factors, including the negative changes in general economic conditions as a result of, amongst other things, the COVID-19 pandemic and related delays in members (and prospective members) returning to the office and taking occupancy. Assuming the maximum level of performance conditions are achieved, the amounts reported in this column for 2020 would be as follows: Mr. Mathrani ($5,669,105), Mr. Dunham ($1,748,113) and Mr. Yazbeck ($1,558,876). Assuming the maximum level of performance conditions are achieved, the amounts reported in this column for 2021 would be as follows: Mr. Mathrani ($498,441), Mr. Dunham ($283,743), Mr. Yazbeck ($174,453) and Mr. DeMatteis ($99,689). No stock option awards were made to NEOs in 2022. Mr. Dunham forfeited these performance-based awards in connection with the termination of his employment in June 2022.

5. For Messrs. Mathrani, Fernandez and DeMatteis as well as Ms. Catalano, the amounts reported in this column represent the standard company matching contribution under our U.S. 401(k) plan. For Mr. Yazbeck, the amounts reported in this column represent the standard company contribution of 3% of basic salary under our U.K. pension plan.

   For Mr. Dunham, the amounts reported in this column represent: (A) for 2022, payments made and the value of benefits provided to Mr. Dunham as a result of the termination of his employment without cause, consisting of 12 months of base salary ($600,000), a prorated target bonus of $263,014 and continued health care coverage at active employee rates for 12 months following termination ($30,450), and (B) for all three years, the standard company matching contribution under our U.S. 401(k) plan of $1,800 for each of 2021 and 2020.

6. Because Mr. Fernandez and Ms. Catalano were NEOs only in 2022, no disclosure is included for them for 2021 or 2020. Because Mr. DeMatteis was a NEO only in 2022 and 2021, no disclosure is included for him for 2020.

7. For Mr. Yazbeck, all cash amounts were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of (A) with respect to 2022 figures, USD $1.21 per GBP £1.00, which was the currency conversion rate as of December 31, 2022, (B) with respect to 2021 figures, USD $1.35 per GBP £1.00, which was the currency conversion rate as of December 31, 2021, and (B) with respect to 2020 figures, USD $1.36 per GBP £1.00, which was the currency conversion rate as of December 31, 2020.

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Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to our NEOs during 2022. The equity awards granted during 2022 identified in the table below are also reported in "Outstanding Equity Awards as of December 31, 2022."

| Name | Grant or Approval Date | Estimated Future Payouts Under Non-equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Units (#) | Grant Date Fair Value of Stock Awards |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Sandeep Mathrani	–	$0	$1,500,000	$3,375,000	–	–	–	–	–
	3/29/2022	–	–	–	–	–	–	552,050	$3,886,432
Andre Fernandez	–	$450,000	$450,000	$1,012,500	–	–	–	–	–
	6/10/2022	–	–	–	–	–	–	414,938	$2,473,030
Benjamin Dunham	–	$0	$600,000	$1,350,000	–	–	–	–	–
	3/22/2022	–	–	–	–	–	–	100,000	$650,000
	3/22/2022	–	–	–	–	–	–	32,668	$212,342
Anthony Yazbeck	–	$0	$871,200	$1,960,200	–	–	–	–	–
	3/22/2022	–	–	–	–	–	–	275,000	$1,787,500
	3/22/2022	–	–	–	–	–	–	79,693	$518,005
Jared DeMatteis	–	$0	$763,014	$1,716,782	–	–	–	–	–
	3/22/2022	–	–	–	–	–	–	250,000	$1,625,000
Susan Catalano	–	$0	$590,385	$1,328,366	–	–	–	–	–
	3/22/2022	–	–	–	50,000	100,000	150,000	–	$391,000
	3/22/2022	–	–	–	–	–	–	100,000	$650,000
	3/22/2022	–	–	–	–	–	–	9,454	$61,451

Estimated Future Payouts Under Non-equity Incentive Plan Awards. This column includes the 2022 target and maximum opportunities under our annual cash bonus plan for the NEOs; there was no threshold amount as bonuses could have been earned at $0 (other than for Mr. Fernandez, whose annual cash bonus was guaranteed to be at least $450,000 for 2022, per the Fernandez Agreement, defined below) and the maximum was 225% of target. The amount earned is reported above in the bonus column of the "2022 Summary Compensation Table," and more information about these cash incentive awards can be found in the Annual Cash Bonus section of the Compensation Discussion and Analysis. For Mr. Yazbeck, the threshold, target and maximum cash incentive opportunities were originally denominated in British pounds and have been converted for purposes of this presentation at an exchange rate of USD $1.21 per GBP £1.00, which was the currency conversion rate as of December 31, 2022. In connection with the termination of his employment on June 9, 2022 without cause, Mr. Dunham received a prorated target bonus of $263,014 before applicable tax and other withholdings for 2022.

Estimated Future Payouts Under Equity Incentive Plan Awards. These PSUs vest based on Unlevered Operating FCF and/ or valuation metrics to the extent achieved on or prior to December 31, 2024, subject to continued employment through certain dates depending on when the metric is met. These equity awards are also reported below in "Outstanding Equity Awards at 2022 Year-End"; for more information about these awards, also see the Equity Grants section of the Compensation Discussion and Analysis above.

All Other Stock Awards: Number of Units. For Mr. Mathrani's grant of 552,050 RSUs, Mr. Dunham's grant of 100,000 RSUs, Mr. Yazbeck's grant of 275,000 RSUs, Mr. DeMatteis' grant of 250,000 RSUs and Ms. Catalano's grant of 100,000 RSUs, the RSUs vest annually over a three-year period, with one-third vesting on January 10, 2023, and the remainder in equal annual

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installments, subject to continued employment through each vesting date. Mr. Fernandez' grant of 414,938 RSUs vests annually over a three-year period, with one-third vesting on July 10, 2023, and the remainder in equal annual installments, subject to continued employment through each vesting date. For Mr. Yazbeck's grant of 79,693 RSUs, Mr. Dunham's grant of 32,668 RSUs and Ms. Catalano's grant of 9,454 RSUs, the RSUs vest in three equal installments on January 10, 2023, January 10, 2024 and January 10, 2025, except that (A) if the Company's Adjusted EBITDA, excluding non-cash lease cost adjustments and non-recurring expenses consistent with the Company's external financial reporting, exceeded $0 in 2022, the RSUs would have instead 100% vested on January 10, 2023 (which accelerated vesting was not triggered) and (B) if the Company's Adjusted EBITDA, excluding non-cash lease cost adjustments and non-recurring expenses consistent with the Company's external financial reporting, exceeds $0 in 2023 (but not 2022), the RSUs will instead vest one-third on January 10, 2023 and two-thirds on January 10, 2024, subject to continued employment through each vesting date. These equity awards are also reported below in, and the specific vesting schedules are described in the accompanying footnotes to, the "Outstanding Equity Awards at 2022 Year-End" table. For more information about these awards, also see the "Equity Grants" sub-section of the "Compensation Discussion and Analysis" section above. Mr. Dunham's RSU grants were forfeited in connection with his termination of employment.

Grant Date Fair Value of Stock Awards. The amounts reported in this column represent the aggregate grant date fair value of the RSUs and PSUs granted in 2022 as computed in accordance with FASB ASC Topic 718. The amounts reported in this column reflect the accounting value for the equity award (with performance-based awards valued based on the probability that the metrics will be achieved at the target level). The amounts reported do not correspond to the likely economic value that may be received by each NEO from the equity award; for example, the price of a WeWork share has declined significantly since the awards were granted in March and June of 2022, and there is no guarantee that the PSUs will be earned due to a number of factors, including the negative changes in general economic conditions as a result of, amongst other things, the COVID-19 pandemic and related delays in members (and prospective members) returning to the office and taking occupancy. Ms. Catalano is the only NEO who received a variable performance-based equity incentive plan award in 2022. Assuming the maximum level of performance conditions are achieved, the amount reported in this column for Ms. Catalano's performance-based award would be $586,500.

Outstanding Equity Awards as of December 31, 2022

The following table sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2022, other than for Mr. Dunham who did not hold any outstanding equity awards as of such date:

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[18]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[18]
Sandeep Mathrani	3/17/2020[1]	–	1,239,285	–	$2.55	3/17/2030	–	–	–	–
	3/17/2020[2]	–	–	826,190	$2.55	3/17/2030	–	–	–	–
	3/15/2021[3]	–	–	–	–	–	330,476	$472,581	–	–
	3/15/2021[4]	–	–	–	–	–	826,190	$1,181,452	–	–
	3/29/2022[5]	–	–	–	–	–	552,050	$789,432	–	–
Andre Fernandez	6/10/2022[6]	–	–	–	–	–	414,938	$593,361	–	–
Anthony Yazbeck	8/4/2016[7]	1,901	–	–	$4.99	8/4/2026	–	–	–	–
	5/21/2017[7]	550	–	–	$4.99	5/21/2027	–	–	–	–
	2/8/2018[7]	4,748	–	–	$4.99	2/8/2028	–	–	–	–
	2/11/2019[8]	10,523	2,099	–	$4.99	2/11/2029	–	–	–	–
	3/29/2019[9]	2,753	8,262	–	$4.99	3/29/2029	–	–	–	–
	2/10/2020[10]	144,584	20,654	–	$2.55	2/10/2030	–	–	–	–
	3/17/2020[2]	–	–	289,166	$2.55	3/17/2030	–	–	–	–

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Anthony Yazbeck	2/25/2021[11]	–	–	–	–	–	–	–	49,571	$70,887
	3/2/2021[12]	–	–	–	–	–	68,848	$98,453	–	–
	7/2/2021[13]	–	–	–	–	–	123,928	$177,217	–	–
	3/22/2022[5]	–	–	–	–	–	275,000	$393,250	–	–
	3/22/2022[14]	–	–	–	–	–	79,693	$113,961	–	–
Jared DeMatteis	3/16/2015[7]	4,963	–	–	$4.99	3/15/2025	–	–	–	–
	10/27/2015[7]	3,140	–	–	$4.99	10/27/2025	–	–	–	–
	2/3/2016[7]	4,957	–	–	$4.99	2/3/2026	–	–	–	–
	8/4/2016[7]	1,376	–	–	$4.99	8/4/2026	–	–	–	–
	8/4/2016[7]	275	–	–	$4.99	8/4/2026	–	–	–	–
	1/18/2017[7]	4,130	–	–	$4.99	1/18/2027	–	–	–	–
	5/21/2017[7]	4,461	–	–	$4.99	5/21/2027	–	–	–	–
	6/12/2018[7]	4,748	–	–	$4.99	6/12/2028	–	–	–	–
	6/12/2018[15]	6,672	2,824	–	$4.99	6/12/2028	–	–	–	–
	3/4/2019[7]	2,503	–	–	$4.99	3/4/2029	–	–	–	–
	2/10/2020[10]	75,734	6,885	–	$2.55	2/10/2030	–	–	–	–
	3/17/2020[2]	–	–	165,238	$2.55	3/17/2030	–	–	–	–
	1/26/2021[16]	–	–	–	–	–	44,063	$63,010	–	–
	2/25/2021[11]	–	–	–	–	–	–	–	132,190	$189,032
	7/2/2021[13]	–	–	–	–	–	82,618	$118,144	–	–
	3/22/2022[5]	–	–	–	–	–	250,000	$357,500	–	–
Susan Catalano	2/10/2020[10]	6,608	1,652	–	$2.55	2/10/2030	–	–	–	–
	1/26/2021[16]	–	–	–	–	–	12,392	$17,721	–	–
	8/10/2021[17]	–	–	–	–	–	20,654	$29,535	–	–
	3/22/2022[5]	–	–	–	–	–	100,000	$143,000	–	–
	3/22/2022[14]	–	–	–	–	–	9,454	$13,519	–	–
	3/22/2022[11]	–	–	–	–	–	–	–	100,000	$143,000

1. The stock option vests over a three-year period from January 15, 2020, with 100% vesting on the third anniversary thereof, subject to continued employment through the vesting date.
2. These performance-based stock options vest based on Unlevered Operating FCF and/or valuation metrics to the extent achieved on or prior to December 31, 2024, subject to continued employment through certain dates depending on when the metric is met. The number of options assumes a target level of performance. For more information about these awards, see the Equity Grants section of the Compensation Discussion and Analysis above.
3. The RSUs vest over a three-year period from January 15, 2021, with one-half of the remaining RSUs vesting on each of January 15, 2023 and January 15, 2024, subject to continued employment through each vesting date.
4. The RSUs vest over a three-year period from October 20, 2021, with one-half of the remaining RSUs vesting on each of October 20, 2023 and October 20, 2024, subject to continued employment through each vesting date.
5. The RSUs vest over a three-year period from January 10, 2022, with one-third vesting on the first anniversary thereof and the remainder in equal annual installments, subject to continued employment through each vesting date.
6. The RSUs vest over a three-year period from July 10, 2022, with one-third vesting on the first anniversary thereof and the remainder in equal annual installments, subject to continued employment through each vesting date.
7. The stock option is 100% vested and exercisable.
8. The stock option vests over a five-year period from October 1, 2018, in equal monthly installments with the remaining portion vesting in 9 installments through October 1, 2023, subject to continued employment through each vesting date.
9. The stock option vests over a seven-year period from March 16, 2019, with the remaining portion vesting 20% on the fourth, fifth, and sixth anniversary thereof, and 40% vesting on the seventh anniversary thereof, subject to continued employment through each vesting date.
10. The stock option vests over a three-year period from January 15, 2020, with the remaining portion vesting on January 15, 2023, subject to continued employment through such vesting date.
11. These PSUs vest based on Unlevered Operating FCF and/or valuation metrics to the extent achieved on or prior to December 31, 2024, subject to continued employment through certain dates depending on when the metric is met. The number and value of the performance-based restricted stock units assumes target level of performance. The number and value (based on $1.43, which is the closing price of a share of WeWork Class A common stock on the NYSE as of December 30, 2022, which was the last trading day of 2022) of the PSUs at maximum level of performance would be: 74,357 shares valued at $106,331 for Mr. Yazbeck, 198,285 shares valued at $283,548 for Mr. DeMatteis and 150,000 shares valued at $214,500 for Ms. Catalano. For more information about these awards, see the Equity Grants section of the Compensation Discussion and Analysis above.
12. The RSUs vest over a three-year period from March 15, 2021, with one-half of the remaining RSUs vesting on each of March 15, 2023 and March 15, 2024, subject to continued employment through each vesting date.
13. The RSUs vest over a three-year period from February 1, 2021, with one-half of the remaining RSUs vesting on each of February 1, 2023 and February 1, 2024, subject to continued employment through each vesting date.
14. The RSUs vest in three equal installments on January 10, 2023, January 10, 2024 and January 10, 2025, except that (A) if the Company's Adjusted EBITDA, excluding non-cash lease cost adjustments and non-recurring expenses consistent with the Company's external financial reporting, exceeded $0 in 2022, the RSUs would have instead 100% vested on January 10, 2023 (which accelerated vesting was not triggered) and (B) if the Company's Adjusted EBITDA, excluding non-cash lease cost adjustments and non-recurring expenses consistent with the Company's external financial reporting, exceeds $0 in 2023 (but not 2022), the RSUs will instead vest one-third on January 10, 2023 and two-thirds on January 10, 2024, subject to continued employment through each vesting date. For more information about these awards, see the Equity Grants section of the Compensation Discussion and Analysis above.
15. The stock option vests over a seven-year period from January 1, 2018, in equal monthly installments with the remaining portion vesting in 24 installments through January 1, 2025, subject to continued employment through each vesting date.
16. The RSUs vest over a three-year period from January 26, 2021, with one-half of the remaining RSUs vesting on each of January 26, 2023 and January 26, 2024, subject to continued employment through each vesting date.
17. The RSUs vest over a two-year period from January 15, 2021, with the remaining RSUs vesting on January 15, 2023, subject to continued employment through such vesting date.
18. The awards are valued based on $1.43, which is the closing price of a share of WeWork Class A common stock on the NYSE as of December 30, 2022.

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Stock Option Exercises and Stock Vested

The following table sets forth information regarding the exercise of stock options and the vesting of RSUs during 2022 with respect to the NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1,3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2,3]
Sandeep Mathrani	–	–	578,333	$2,375,297
Benjamin Dunham	138,800	$22,908	–	–
Anthony Yazbeck	–	–	96,389	$657,304
Jared DeMatteis	–	–	63,342	$492,057
Susan Catalano	–	–	27,979	$247,604

1. The aggregate value realized upon the exercise of a stock option represents (x) the number of stock options exercised multiplied by (y) the difference between the (A) the price of a share of WeWork Class A common stock on the NYSE as of the time the option exercise is executed and (B) the exercise price per share of the stock option.

2. The aggregate value realized upon the vesting and settlement of RSUs equals (A) the number of RSUs that became vested multiplied by (B) the closing price of a share of WeWork Class A common stock on the NYSE as of the vesting date if such date is a trading day on the NYSE or, otherwise, as of the immediately prior trading day on the NYSE.

3. In each case, the value realized is before payment of any applicable taxes and brokerage commissions, if any.

Executive Employment Agreements

Sandeep Mathrani Employment Agreement

Effective February 17, 2020, a WeWork subsidiary entered into an employment agreement with Sandeep Mathrani (the "**Mathrani Agreement**"). The Mathrani Agreement provides for (i) an annual base salary of $1,500,000, as may be adjusted from time to time as the Compensation Committee deems appropriate (but not before 2022), (ii) a target annual bonus opportunity of 100% of annual base salary, (iii) a time-based option to purchase 1,239,285 shares of Class A common stock, and (iv) a performance-based option to purchase a target of 1,239,285 shares of Class A common stock. The Mathrani Agreement also provides that Mr. Mathrani would be expected to receive an annual equity award in the form of a stock options in each of the 2021 and 2022 calendar years (which stock options were not granted in 2021, and Mr. Mathrani instead received an annual equity award in the form of RSUs as described in the "Compensation Discussion and Analysis" section above).

In the event of a termination by WeWork without "cause" or by Mr. Mathrani for "good reason" (each as defined in the Mathrani Agreement), subject to his execution of a separation agreement and general release of claims, he will be entitled to receive (i) 12 months of base salary, (ii) target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date, (v) any bonus for the year preceding the year of termination that has not yet been paid, and (vi) the accelerated vesting of then-outstanding equity awards that vest solely based on time-based vesting conditions. In addition, with respect to Mr. Mathrani's performance-based options, if, and only if, WeWork's Unlevered Operating FCF is greater than $0 as of termination and WeWork achieves one of the performance goals provided in the award agreement, then he will be deemed to have earned and will vest in options with respect to the number of shares equal to the product of (i) the number of shares that would have vested upon achievement of such performance goal had he remained continuously employed by WeWork on the date of such achievement (the "**Achievement Date**"), multiplied by (ii) the greater of (x) the difference between WeWork's Unlevered Operating FCF as of the date of termination and WeWork's Unlevered Operating FCF as of December 31, 2019, divided by the difference between WeWork's Unlevered Operating FCF as of the Achievement Date and WeWork's unlevered operating FCF as of December 31, 2019, and (y) the difference between WeWork's fair market value as of the date of termination and WeWork's fair market value as of December 31, 2019, divided by the difference between WeWork's fair market value as of the Achievement Date and WeWork's fair market value as of December 31, 2019. Mr. Mathrani would also be entitled to these separation payments and benefits if his employment were to terminate due to death.

Benjamin Dunham Employment Agreement

Effective October 1, 2020, a WeWork subsidiary entered into an employment agreement with Ben Dunham (the "**Dunham Agreement**"). The Dunham Agreement provided for (i) an annual base salary of $600,000, as adjusted from time to time as the Compensation Committee deemed appropriate, (ii) a target annual bonus opportunity of 100% of annual base salary, (iii) a time-based option to purchase 247,857 shares of Class A common stock, and (iv) a performance-based option to purchase a target of 247,857 shares of Class A common stock. The Dunham Agreement also provided that Mr. Dunham would be expected to receive an annual equity award covering a number of shares and in the form determined by the Compensation Committee, except that he was not eligible for an annual equity award in 2021.

In addition, in the event of a termination by WeWork without "cause" or by Mr. Dunham for "good reason" (each as defined in the Dunham Agreement), subject to his execution of a separation agreement and general release of claims, he would have been entitled to receive (i) 12 months of base salary, (ii) a prorated target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date, and (v) any bonus for the year preceding the year of termination that has not yet been paid. Mr. Dunham would also have been entitled to these separation payments and benefits, other than the 12 months of base salary, if his employment were to terminate due to death. Mr. Dunham's employment was terminated without "cause" on June 9, 2022. For further information on the payments made in connection with Mr. Dunham's termination, please see the "Potential Payments Upon Termination or Change in Control" section below.

Andre Fernandez Employment Agreement

Effective May 24, 2022, a WeWork subsidiary entered into an employment agreement with Andre Fernandez (the "**Fernandez Agreement**"). The Fernandez Agreement provides for (i) an annual base salary of $900,000, as may be increased from time to time as the Compensation Committee deems appropriate, (ii) a target annual bonus opportunity of 50% of annual base salary (which, for 2022, could be earned at no less than $450,000), and (iii) an award of time-based RSUs with a nominal value of $3,000,000 with respect to Class A common stock. The Fernandez Agreement also provides that Mr. Fernandez will receive an annual equity award in the first quarter of 2023 of time-based RSUs with a nominal value of $2,650,000 with respect to Class A common stock, and that, upon a "change in control" (as defined in the 2021 Plan), acceleration of all time-based vesting conditions of outstanding equity awards.

In addition, in the event of a termination by WeWork without "cause" or by Mr. Fernandez for "good reason" (each as defined in the Fernandez Agreement), subject to his execution of a separation agreement and general release of claims, he will be entitled to receive (i) 18 months of base salary and 150% of his target annual bonus, unless such termination occurs within 6 months immediately following "change of control" (as defined in the applicable equity plan), in which case such amounts will instead be 24 months of base salary and 200% of his target annual bonus, (ii) $450,000, but only if such termination occurs prior to the date that Mr. Fernandez is paid his annual bonus pertaining to 2022, (iii) continued health care coverage at active employee rates for 18 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) any bonus for the year preceding the year of termination that has not yet been paid but only if such termination occurs on January 1, 2024 or later, and (v) acceleration of all time-based vesting conditions of outstanding equity awards. Mr. Fernandez would also be entitled to these separation payments and benefits, other than (x) the payments and benefits described in subclauses (i) and (v) of the preceding sentence and (y) 6 fewer months with respect to the benefits described in subclause (iii) of the preceding sentence, if his employment were to terminate due to death.

Susan Catalano Employment Agreement

Effective January 28, 2022, a WeWork subsidiary entered into an employment agreement with Susan Catalano (the "**Catalano Agreement**"). The Catalano Agreement provides for (i) an annual base salary of $600,000, as may be adjusted from time to time as the Compensation Committee deems appropriate, (ii) a target annual bonus opportunity of 75% (increased to 100% as of November 16, 2022) of annual base salary, (iii) a time-based option to purchase 100,000 shares of Class A common stock and (iv) an award of 150,000 performance-based RSUs at maximum performance with respect to shares of Class A common stock.

In addition, in the event of a termination by WeWork without "cause" or by Ms. Catalano for "good reason" (each as defined in the Catalano Agreement), subject to her execution of a separation agreement and general release of claims, she will be entitled to receive (i) 12 months of base salary, (ii) a prorated target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until she becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), and (iv) any bonus for the year preceding the year of termination that has not yet been paid. Ms. Catalano would also be entitled to these separation payments and benefits, other than the 12 months of base salary, if her employment were to terminate due to death.

Anthony Yazbeck Employment Agreement and Equity Side Letter

A WeWork subsidiary entered into an employment agreement and equity side letter, dated November 18, 2020 (as further amended on July 19, 2021), and January 14, 2020, respectively, with Anthony Yazbeck (collectively, the "**Yazbeck Agreements**"). The Yazbeck Agreements provide for (i) an annual base salary of GBP £720,000, as may be adjusted from time to time as the Compensation Committee deems appropriate, (ii) a target annual bonus opportunity of 100% of base salary, (iii) a time-based option to purchase 247,857 shares of Class A common stock, and (iv) a performance-based option to purchase a target of 289,166 shares of Class A common stock. The Yazbeck Agreements also provide that Mr. Yazbeck (i) would be expected to receive an annual equity award covering a number of shares and in the form determined by the Compensation Committee, except that he was not eligible for an annual equity award in 2021 and will not be eligible for an annual equity award in 2022 or 2023, and (ii) would receive a one-time bonus of GBP £1.44 million within 30 days of the consummation of the Business Combination subject to his employment through the payment date.

Termination of Mr. Yazbeck's employment (including due to resignation, but not for "cause" as defined in the Yazbeck Agreements) requires a notice period of not less than six months. In addition, in the event of a termination by WeWork without "cause," in addition to any payment in lieu of notice, subject to his execution of a separation agreement and general release of claims, Mr. Yazbeck will be entitled to receive: (i) 6 months' base salary, (ii) a prorated target bonus for the year of termination, (iii) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date, and (iv) any bonus for the year preceding the year of termination that has not yet been paid.

Jared DeMatteis Employment Agreement

Effective January 1, 2021, a WeWork subsidiary entered into an employment agreement with Jared DeMatteis (as amended, the "**DeMatteis Agreement**"). The DeMatteis Agreement provides for (i) an annual base salary of $600,000, as may be adjusted from time to time as the Compensation Committee deems appropriate (increased to $650,000 as of July 1, 2021), and (ii) a target annual bonus opportunity of 75% (increased to 100% as of July 1, 2021) of annual base salary. The DeMatteis Agreement also provides that Mr. DeMatteis would be expected to receive an annual equity award covering a number of shares and in the form determined by the Compensation Committee.

In addition, in the event of a termination by WeWork without "cause" or by Mr. DeMatteis for "good reason" (each as defined in the DeMatteis Agreement), subject to his execution of a separation agreement and general release of claims, he will be entitled to receive (i) 12 months of base salary, (ii) a prorated target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date, and (v) any bonus for the year preceding the year of termination that has not yet been paid. Mr. DeMatteis would also be entitled to these separation payments and benefits, other than the 12 months of base salary, if his employment were to terminate due to death.

Restrictive Covenant Agreements

Each of our NEOs has entered into an invention, non-disclosure, non-competition and non-solicitation agreement that protects WeWork's confidential and other proprietary information and assigns to WeWork full right and title to inventions and other intellectual property developed by the employee that are related to the WeWork business. The agreements also contain confidentiality and (other than for Mr. Yazbeck) non-disparagement obligations, which apply indefinitely, along with non-competition and customer and employee non-solicitation restrictions, which apply during employment and for a period of 12 months (or three months for Mr. Yazbeck) following termination of employment for any reason.

Potential Payments Upon Termination or Change in Control

As described immediately above, Messrs. Mathrani, Fernandez, Dunham, Yazbeck and DeMatteis and Ms. Catalano have provisions in their respective employment agreement providing for certain payments and/or benefits upon the termination of their respective employment by WeWork without "cause" or, other than for Mr. Yazbeck, due to resignation for "good reason" or upon their death. The table below quantifies the compensation and benefits that would have become payable to these NEOs (other than for Mr. Dunham, whose employment ended on June 9, 2022 and whose actual termination payments and benefits are described below) if each of their employment had terminated on December 31, 2022: (i) without cause or due to resignation for good reason, (ii) in connection with a change in control that occurred on December 31, 2022, or (iii) due to death.

Name	Termination Scenario	Cash Severance ($)[1]	Continued Healthcare ($)[2]	Value of Accelerated Equity Vesting ($)	Total ($)
Sandeep Mathrani	Termination without Cause or Resignation for Good Reason	$3,000,000	$15,313	$2,443,464[3]	$5,458,777
	Death	$3,000,000	$15,313	$2,443,464[3]	$5,458,777
Andre Fernandez	Termination without Cause or Resignation for Good Reason	$2,025,000	$38,565	$593,361[4]	$2,656,926
	Change in Control	$2,700,000	$38,565	$593,361[4]	$3,331,926
	Death	$450,000	$25,710	–	$475,710
Anthony Yazbeck[5]	Termination without Cause or Resignation for Good Reason	$1,742,400	–	–	$1,742,400
Jared DeMatteis	Termination without Cause or Resignation for Good Reason	$1,600,000	$18,460	–	$1,618,460
	Death	$800,000	$18,460	–	$818,460
Susan Catalano	Termination without Cause or Resignation for Good Reason	$1,200,000	$0.00	–	$1,200,000
	Death	$600,000	$0.00	–	$600,000

1. For all NEO's except Messrs. Mathrani and Fernandez, the amounts in this column reflect (A) 12 months of base salary (or, for Mr. Yazbeck, 6 months of base salary plus pay in lieu of 6 months' notice) in the event of an involuntary termination and (B) a prorated target bonus payment for the year of termination in the event of an involuntary termination or upon death. For Mr. Mathrani, the amounts in this column also reflect 12 months of base salary upon death. For Mr. Fernandez, the amounts in this column reflect (A) 18 months of base salary (Mr. Fernandez will receive 24 months of base salary – i.e., $450,000 more – if such termination occurs within six months after a change in control of the Company), (B) 150% of his target bonus (Mr. Fernandez will receive 200% of his bonus – i.e., $225,000 more – if such termination occurs within six months after a change in control of the Company), and (C) a prorated bonus target upon death.
2. The amounts in this column reflect 12 months of continued healthcare coverage at active employee rates upon involuntary termination or upon death, except for Mr. Fernandez where this column reflects (A) 18 months in the event of involuntary termination and (B) 12 months upon death. For Ms. Catalano, this column reflects $0, as she has not enrolled in WeWork's healthcare plans.
3. The amount in this column is equal to the sum of (x) 1,708,716, which is the number of time-based RSUs that would have become vested upon an involuntary termination or upon death, multiplied by (y) $1.43, which was the closing price of a share of Class A common stock on the NYSE as of December 30, 2022. The amount does not include any time-vested stock options held by Mr. Mathrani because all of such options were underwater as of December 30, 2022 (that is, the exercise price per share was greater than $1.43).
4. The amount in this column is equal to the sum of (x) 414,938, which is the number of time-based RSUs that would have become vested upon an involuntary termination or upon a change in control (as defined in the 2021 Plan), multiplied by (y) $1.43, which was the closing price of a share of Class A common stock on the NYSE as of December 30, 2022.
5. For Mr. Yazbeck, the amounts above would have been paid or provided in British pounds and have been converted for purposes of this presentation at an exchange rate of USD $1.21 per GBP £1.00, which was the currency conversion rate as of December 31, 2022

In connection with the termination of his employment on June 9, 2022 without "cause" (as defined in the Dunham Agreement), Mr. Dunham entered into an agreement and general release with a WeWork subsidiary that provided him with, subject to his execution and non-revocation of such agreement and general release and in accordance with the terms of the Dunham Agreement, (i) 12 months of base salary (that is, $600,000 in the aggregate before applicable tax and

other withholdings), (ii) a prorated target bonus of $263,014 before applicable tax and other withholdings for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason) which has a value of $30,450 for the full 12 months, and (iv) an extension of the exercise period applicable to his vested stock options until October 30, 2022 (that is, 10 days following the expiration of the one-year lock-up period after the closing of the Business Combination).

Pay Versus Performance

The Company's compensation philosophy is to provide a fair and competitive compensation framework that will attract, motivate, retain and reward the extraordinary talent we need to serve our members and deliver strong results to our stakeholders. Our cash bonus incentives and equity incentive programs allow us to align the interests of our executives with those of our stockholders by rewarding the achievement of Company-wide metrics, as well as performance against individual goals where appropriate.

The table below provides the following information for each of 2022, 2021 and 2020: (i) compensation for our Principal Executive Officers (PEOs) and the average compensation for our non-PEO NEOs as reported in the Summary Compensation Table included in the "Compensation Discussion and Analysis"; (ii) the "compensation actually paid" to the PEOs and non-PEO NEOs (calculated using rules required by the SEC); (iii) our total shareholder return (TSR); (iv) the TSR of the Dow Jones Global Select REIT Office Index (which is the peer group used for the stock performance graph required under Item 201(e) of Regulation S-K); (v) our net income; and (vi) our Adjusted EBITDA, which is our "company selected measure". "Compensation actually paid" does not represent the value of cash and shares of the Company's common stock received by NEOS during the year, but rather is an amount calculated under SEC rules and reflects, among other adjustments, year-over-year changes in the value of unvested equity-based awards. As a result of the calculation methodology required by the SEC, the "compensation actually paid" amounts below differ from compensation actually received by the individuals and the compensation decisions described in the "Compensation Discussion and Analysis".

										Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for First PEO[1]	Compensation Actually Paid to First PEO[2]	Summary Compensation Table Total for Second PEO[1]	Compensation Actually Paid to Second PEO[2]	Summary Compensation Table Total for Third PEO[1]	Compensation Actually Paid to Third PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[3]	Average Compensation Actually Paid to non-PEO NEOs[2]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]	Net Income (loss) (in millions)[5]	Adjusted EBITDA (in millions)[6]
2022	$6,439,932	$(18,171,460)	-	-	-	-	$2,859,572	$(283,755)	$(85.74)	$(12.23)	$(2,295)	$(477)
2021	$21,308,250	$34,875,955	-	-	-	-	$5,230,296	$6,133,739	$(14.26)	$26.84	$(4,632)	$(1,533)
2020	$7,543,774	$6,689,995	$11,304,272	$9,311,343	$8,736,928	$8,175,434	$7,669,953	$6,855,344	$2.29	$8.79	$(3,834)	$(1,883)

1. This column reflects the amounts reported in the Summary Compensation Table with respect to the following PEOs: (a) for each of the three years, Sandeep Mathrani, who served as CEO of Legacy WeWork prior to the closing of the Business Combination in October 2021 and as CEO of WeWork thereafter, and (b) for 2020, Sebastian Gunningham (Second PEO) and Arthur Minson (Third PEO) who served as co-CEOs of Legacy WeWork. In addition, Vivek Ranadivé and Murray Rode served as co-CEOs of Legacy BowX prior to the closing of the Business Combination in October 2021, but are not included in the table above as they did not receive any compensation for their service in such roles in either 2020 or 2021.
2. Columns reflect total compensation paid to our PEOS and average total compensation paid to our non-PEO NEOs, as reported in the Summary Compensation Table, with the following adjustments:

	Less Stock and Option Award Value Reported in Summary Compensation Table for the Covered Year	Plus Year-End Fair Value of Outstanding Unvested Awards Granted in the Covered Year	Change in Fair Value of Outstanding Unvested Awards from Prior Years	Change in Fair Value of Awards from Prior Years that Vested in the Covered Year	Less Year-End Fair Value of Awards Forfeited during the Covered Year
PEO 1 (2022)	$(3,886,432)	$789,432	$(18,916,024)	$(2,598,368)	-
PEO 1 (2021)	$(9,056,450)	$14,920,991	$7,703,164	-	-
PEO 1 (2020)	$(4,761,205)	$3,907,426	-	-	-
PEO 2 (2020)	$(341,000)	-	-	$(19,989)	$(1,631,940)
PEO 3 (2020)	-	-	-	$(125,357)	$(436,137)
Non-PEO NEOs (2022)	$(1,673,666)	$324,508	$(1,133,477)	$(122,578)	$(538,114)
Non-PEO NEOs (2021)	$(2,408,163)	$2,243,511	$804,654	$263,441	-
Non-PEO NEOs (2020)	$(1,565,007)	$887,476	$(6,351)	$(5,696)	$(125,031)

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3. This column reflects the average amounts reported in the Summary Compensation Table with respect to the following non-PEO NEOs: (a) for 2020, Benjamin Dunham, Anthony Yazbeck, Shyam Gidumal, Samad Jahansouz, Kimberly Ross and Eugen Miropolski; (b) for 2021, Benjamin Dunham, Anthony Yazbeck, Jared DeMatteis and Scott Morey; and (c) for 2022, Andre Fernandez, Benjamin Dunham, Anthony Yazbeck, Jared DeMatteis and Susan Catalano.

4. TSR is calculated in accordance with SEC rules using a measurement period beginning on August 5, 2020 (the first trading day following Legacy BowX's initial public offering) and ending on December 31, 2020, 2021 and 2022. The Peer Group included in this table is the Dow Jones Global Select REIT Office Index (which is the peer group used for the stock performance graph required under Item 201(e) of Regulation S-K) .

5. Net Income (Loss) is as reported on the Consolidated Statements of Operations included in Part II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

6. Adjusted EBITDA, a non-GAAP financial measure, is as reported in Management's Discussion and Analysis section entitled "Key Performance Indicators -- Non-GAAP Financial Measures -- Adjusted EBITDA" included in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022. "Adjusted EBITDA" means net income (loss) before income tax (benefit) provision, interest and other (income) expenses, net, depreciation and amortization, restructuring and other related (gains) costs, impairment expense/(gain on sale) of goodwill, intangibles and other assets, stock-based compensation expense, stock-based payments for services rendered by consultants, change in fair value of contingent consideration liabilities, legal, tax and regulatory reserves or settlements, legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company's 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, as defined in Note 1 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, net of any insurance or other recoveries, and expense related to mergers, acquisitions, divestitures and capital raising activities.

To promote pay for performance, for each fiscal year included in the table above, a significant portion of target total direct compensation was in the form of "variable" rather than "fixed" pay. To promote alignment with stockholders, more than half of the target total direct compensation of our CEO and other named executive officers was in the form of time-based RSU awards instead of earned cash bonus.



Relationship between "Compensation Actually Paid" and Performance

Compensation actually paid for our PEOs and the non-PEO NEOs has decreased year over year, which aligns with the Company's TSR performance against the Peer Group's TSR. Our PEOs' and non-PEO NEOs' target total direct compensation is delivered mostly in the form of time-based RSU awards (57% in 2022), and the year over year value of these time-based RSU awards have decreased significantly as WeWork's share price has decreased. Additionally, none of the performance-based stock options or RSU awards granted to the PEOs and non-PEO NEOs have been earned, and there is no guarantee that the they will be earned due to a number of factors, including the negative changes in general economic conditions as a result of, amongst other things, the COVID-19 pandemic and related delays in members (and prospective members) returning to the office and taking occupancy. These awards are described in the "Performance-based Equity Awards Granted in 2022" sub-section of "Compensation Discussion and Analysis" elsewhere in this proxy statement.

As required by the SEC, this "Pay Versus Performance" section includes information about our net income. However, net income is not directly used in either the design of our short term incentives or equity awards.

Adjusted EBITDA is our "company selected measure"; it is directly tied to the compensation of our PEOs and non-PEO NEOs' as it was one of the four goals that were taken into consideration when determining the annual cash bonus plan payments for 2022 and 2021. Additionally, Adjusted EBITDA was selected as the vesting condition of the supplemental time-based RSU awards granted in 2022 to certain non-PEO NEOs; achievement of positive Adjusted EBITDA in 2022 or 2023 would have resulted or will result, as applicable, in accelerated vesting of these awards. More details on how Adjusted EBITDA is used in

wework

the Annual Cash Bonus Plan and supplemental time-based RSUs can be found in the "2022 Executive Compensation Program Key Components" sub-section of "Compensation Discussion and Analysis" included elsewhere in this proxy statement.

The following is a tabular list of the financial performance measures that the Company has determined represent the most important financial performance measures used to link compensation actually paid to the to our PEOS and non-PEO NEOs, for the most recently completed fiscal year, to Company performance. While the Company has determined that the measures below represent the most important financial performance measures the Company used to align compensation and Company performance, additional measures were also used to align compensation and performance as further described in the "2022 Executive Compensation Program Key Components" sub-section of "Compensation Discussion and Analysis" elsewhere in this proxy statement.

- Adjusted EBITDA

- Unlevered Operating FCF[1]

- Stock Price

- Revenue

1. Solely for purposes of the Company's performance-based equity awards, "Unlevered Operating FCF" means Adjusted EBITDA Excluding Non-Cash GAAP Straight-Line Lease Cost and Amortization less Net Capital Expenditures, in each case measured for the trailing four calendar quarters as of the measurement date. Unlevered Operating FCF is measured on a quarterly basis as of the last day of each calendar quarter. "Adjusted EBITDA Excluding Non-Cash GAAP Straight-Line Lease Cost and Amortization" means net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring chargers, and other gains and losses on operating assets. This figure also excludes the impact of non-cash GAAP straight-line lease cost and amortization of lease incentives. "Net Capital Expenditures" means the gross purchases of property and equipment, as reported in "cash flows from investment activities" in the consolidated statements of cash flows, less cash collected from landlords for tenant improvement allowances, as reported in the "supplemental cash flow disclosures" schedules in the cash flow statement.



Proposal 2

Advisory Vote to Approve 2022 Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, we are requesting stockholder approval, on a non-binding advisory basis, of the compensation of our NEOs during 2022, as described in the section titled "Compensation Discussion and Analysis" ("**CD&A**").

As discussed in greater detail in the CD&A section of this Proxy Statement, four principles form the foundation of our compensation strategy:

Purposeful	Be intentional about our compensation programs so that we can recruit, motivate, retain and reward the talent we need to drive our business over both the short- and long-term
External Competitiveness	Align total compensation to comparable jobs within the relevant external labor market, while providing enough flexibility to attract and retain the best people
Internal Comparability	Ensure that similar jobs and similar performance are paid equitably across the Company
Results Oriented	Tie short and long-term rewards to our business goals and financial achievements thereby driving a performance-based culture and aligning the interests of our executives with those of our stockholders

We urge you to carefully read the CD&A section of this Proxy Statement for additional details on the Company's executive compensation, including our compensation philosophy and the 2022 compensation of our NEOs. Our Board and Compensation Committee believe that our executive compensation program is effective in implementing our compensation philosophy. Although the advisory vote on the compensation of our NEOs during 2022 is non-binding, the Board and the Compensation Committee will consider stockholder feedback obtained through this vote and our stockholder outreach process in making future decisions about our executive compensation program. The advisory vote on compensation is held annually.

Vote Required and Recommendation of the Board

The advisory vote on the compensation of our NEOs will be approved by the affirmative vote of the majority of votes properly cast of our Class A common stock and Class C common stock (voting together as a single class) (i.e., the number of shares voted "FOR" the proposal must exceed the number of shares voted "AGAINST" the proposal). Abstentions and "broker non-votes" will have no effect on the outcome of the vote.

✓ Our Board recommends a vote **"FOR"** the approval, on a non-binding advisory basis, of the 2022 compensation of our NEOs.

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Proposal 3

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP ("**EY**") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Neither our other governing documents nor applicable law require stockholder ratification of EY as the Company's independent registered public accounting firm. However, the Board considers the selection of an independent registered public accounting firm to be an important matter of stockholder concern and is submitting the selection of EY for ratification by stockholders as a matter of good corporate governance. If the stockholders fail to ratify the selection of EY, the Audit Committee will review its future selection of EY as its independent registered public accounting firm.

The Board considers the selection of EY as the Company's independent registered public accounting firm for fiscal year 2023 to be in the best interests of the Company and its stockholders. EY has been engaged by the Company since October 20, 2021, and has been engaged by Legacy WeWork since August 6, 2015, to perform the annual audit of our financial statements.

The Company expects EY representatives to attend the 2023 Annual Meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

Change in Auditor

As previously disclosed, on October 20, 2021, the Audit Committee approved the engagement of EY as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending December 31, 2021. EY served as the independent registered public accounting firm of Legacy WeWork prior to the closing of the Business Combination. Accordingly, WithumSmith+Brown, PC ("**Withum**"), Legacy BowX's independent registered public accounting firm prior to the closing of the Business Combination, was informed that it would be replaced by EY as the Company's independent registered public accounting firm effective as of the date immediately following the filing of the Company's financial statements for the third quarter of 2021, which consisted only of the accounts of the pre-Business Combination special purpose acquisition company.

Audit Committee Report

The Audit Committee oversees and monitors the Company's financial reporting process and systems of internal accounting and financial controls on behalf of the Board. In fulfilling these responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2022. The Audit Committee discussed with EY the matters required to be discussed with the independent registered public accounting firm under generally accepted auditing standards, including Auditing Standard No. 1301. In addition, the Audit Committee has received the written disclosures and the letter from EY required by the Public Company Accounting Oversight Board regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY its independence from the Company and its management.

Based on the considerations referred to above, the Committee recommended to the Board, and the Board subsequently approved the recommendation, that the audited financial statements for the fiscal year ending December 31, 2022 be included in our Annual Report on Form 10-K and selected EY as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2023. This report is provided by the following independent directors, who constitute the Audit Committee:

- Daniel Hurwitz (Chair)

- Véronique Laury

- Vivek Ranadivé

Fees Paid to the Independent Registered Public Accounting Firm

The Audit Committee engaged EY to perform an annual audit of the Company's financial statements for the fiscal year ending December 31, 2022. The Audit Committee was responsible for the determination and approval of audit fees primarily based on audit scope, and considering the audit team's skills and experiences. Pursuant to SEC rules, the fees billed by EY are disclosed in the table below. The Audit Committee concluded that the provision of the non-audit services listed below is compatible with maintaining EY's independence

(in thousands)	FY 2022	FY 2021
Audit Fees[1]	$7,766	$6,240
Audit Related Fees[2]	–	250
Tax Fees[3]	–	–
All Other Fees[4]	–	–
Total Fees	$7,766	$6,490

1. Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements, statutory audits of our domestic and international subsidiaries, issuances of consents and similar matters. This category also includes fees for services incurred in connection with the filing of registration statements on Forms S-1, S-4, and S-8 and nonrecurring transactions.
2. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported in the section titled "Audit Fees".
3. Consists of fees for professional services for domestic and international tax advisory and compliance services.
4. Consists of fees for permitted products and services other than those that meet the criteria above.

Pre-Approval Policy

The Audit Committee reviews and, in its sole discretion, approves in advance the annual engagement letter with the independent registered public accounting firm, including the proposed fees contained therein, as well as all audit and permitted non-audit engagements and relationships between the Company and the independent registered public accounting firm. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approval of permitted services, or classes of permitted services, to be provided by the independent registered public accounting firm.

Any decision by the designated member to pre-approve a permitted service shall be reported to the Audit Committee at the next regularly scheduled meeting following such decision. The Audit Committee has chosen to appoint the Audit Committee Chairman as the designated member. In addition, the Audit Committee has established procedures by which fees for certain identified permitted services will be considered pre-approved up to $50,000-$100,000 per service matter or project, subject to approval by the Audit Committee at its next regularly scheduled quarterly meeting following such approval. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and the CFO are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All of the services provided by EY in fiscal year 2022 and related fees were approved in accordance with the Audit Committee Independent Auditor Pre-Approval Policy.

Vote Required and Recommendation of the Board

The affirmative vote of the majority of votes properly cast of our Class A common stock and Class C common stock (voting together as a single class) on this proposal will constitute approval of the ratification of the appointment of EY as the Company's independent registered public accounting firm for 2023. Abstentions will not have any effect on the outcome of the proposal. Banks, brokers and other nominees are expected generally to have discretionary authority to vote on this proposal; thus, we do not expect any broker non-votes on this proposal.

 Our Board recommends a vote **"FOR"** the ratification of the appointment of Earnst & Young LLP as the Company's independent registered firm for the fiscal year ending December 31, 2023.

Proposal 4
Approval of Reverse Stock Split

On April 7, 2023, our Board unanimously approved and recommended that our stockholders approve an amendment to our Charter to effect a reverse stock split of our issued and outstanding Class A common stock and Class C common stock using a ratio in the range of 1–for–10 and 1–for–40, with the specific ratio and the implementation and timing of such reverse stock split to be determined in the discretion of our Board. The ratio will be the same for the Class A common stock and Class C common stock. If this proposal (the "**Reverse Stock Split Proposal**") is approved, our Board may determine to effect the reverse stock split at any time prior to the date of the 2024 annual meeting of stockholders.

The reverse stock split will not change the number of authorized shares of Class A common stock or Class C common stock, the terms of our common stock or the relative voting power of our stockholders. Because the number of authorized shares will not be reduced, the number of authorized but unissued shares of our common stock will materially increase and will be available for reissuance by the Company. Additionally, on April 24, 2023, our stockholders approved a proposal to increase the number of authorized shares of Class A common stock from 1,500,000,000 shares to 4,874,958,334 shares (the "**Special Meeting Proposal**"). The reverse stock split, if effected, would affect all of our holders of common stock uniformly.

Upon receiving stockholder approval of a reverse stock split, the Board will have the authority, but not the obligation, to elect, in its sole discretion, without further action on the part of our stockholders and as it determines to be in our and our stockholders' best interests, to effect the reverse stock split and, if so, to select the reverse stock split ratio from within the approved range of ratios described above, each ratio within such range having been approved by our stockholders. We believe that enabling our Board to select the ratio from within the stated range will provide us with the flexibility to implement the reverse stock split in a manner designed to maximize the anticipated benefits for our stockholders. In determining the ratio following the receipt of stockholder approval, our Board may consider, among other factors, the following:

- the historical trading price and trading volume of our Class A common stock;

- the number of outstanding shares of our common stock;

- the then–prevailing trading price and trading volume of our Class A common stock and the anticipated impact of a reverse stock split on the trading market for our common stock;

- the continued listing requirements of the NYSE;

- the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

- prevailing general market and economic conditions.

If this Reverse Stock Split Proposal is approved by the stockholders and the Board determines to implement a reverse stock split, we will file an amendment to our Charter (the "**Amendment**") with the Delaware Secretary of State. This description of the Amendment is qualified in its entirety by reference to the complete text of the Amendment, which is attached as Appendix A to this proxy statement and incorporated into this proposal by reference. You are strongly encouraged to read the actual text of the Amendment. The proposed Amendment is subject to revision for such changes as may be required by the Delaware General Corporation Law and any other changes consistent with this Reverse Stock Split Proposal that we may deem necessary or appropriate.

If this Reverse Stock Split Proposal is approved by the stockholders and a reverse stock split is implemented by our Board, no less than 10 and no more than 40 shares of issued and outstanding Class A common stock, as determined by our Board, will be combined into one share of Class A common stock; and shares of issued and outstanding Class C common stock will be combined at the same ratio. Holders will receive a cash payment , in lieu of any fractional share. See the section below titled "Fractional Shares" for more information. The Amendment, if adopted, will include only the reverse stock split ratio determined by our Board to be in the best interest of the Company and its stockholders and all of the other ratios approved by our stockholders within the proposed range will be abandoned.

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Our Board reserves the right to elect not to effect a reverse stock split, including any or all reverse stock split ratios within the proposed range, if it determines, in its sole discretion, that implementing a reverse stock split is not in the best interest of the Company and its stockholders.

Background and Reasons for a Reverse Stock Split

We are seeking, and our Board has recommended, approval for the Reverse Stock Split Proposal primarily to provide our Board with authority to effect a reverse stock split to maintain our listing on the NYSE. However, we cannot provide assurance that a reverse stock split would achieve its intended or desired benefits, and we strongly encourage you to review the discussion below under "Risks and Potential Disadvantages Associated with a Reverse Stock Split."

NYSE Listing Requirements

As previously reported, on April 12, 2023, we received notice (the "Notice") from NYSE that as of April 11, 2023, the Company was not in compliance with the continued listing standard set forth in Section 802.01C of the NYSE's Listed Company Manual ("Section 802.01C") because the average closing price of the Company's Class A common stock was less than $1.00 per share over a consecutive 30 trading-day period. The Notice has no immediate impact on the listing of the Class A common stock on the NYSE, subject to the Company's compliance with the NYSE's other continued listing requirements. A listed company has six months following receipt of notice to regain compliance with the minimum share price requirement In order to regain compliance, on the last trading day in any calendar month during the cure period or on the last day of the cure period, a company's common stock must have: (i) a closing price of at least $1.00 per share and (ii) an average closing price of at least $1.00 per share over the 30 trading-day period ending on the last trading day of such month. Failure to regain compliance during this period could result in delisting.

In addition, any delisting may cause our Class A common stock to be subject to "penny stock" regulations promulgated by the SEC. Under such regulations, broker-dealers are required to, among other things, comply with disclosure and special suitability determinations prior to the sale of shares of Class A common stock. If our Class A common stock becomes subject to these regulations, the market price of our Class A common stock and the liquidity thereof would be materially and adversely affected. Absent other factors, we believe that reducing the number of outstanding shares of our Class A common stock is a potentially effective means to increase the per share market price of our Class A common stock.

If our shares of Class A common stock are delisted from the NYSE, we believe that our shares of Class A common stock would likely be eligible to be quoted over-the-counter on an inter-dealer electronic quotation and trading system operated by OTC Markets Group. These markets are generally considered not to be as efficient as, and not as broad as, the NYSE. Selling our shares of Class A common stock on these markets could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, in the event our shares of Class A common stock are delisted, broker-dealers would have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our Class A common stock, further limiting the liquidity of our Class A common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for our Class A common stock.

A delisting from the NYSE and continued or further declines in our share price could also greatly impair our ability to raise or access additional necessary capital through equity or debt financing, or use our shares for business development or other corporate initiatives, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.

Our Board believes that the proposed reverse stock split would be a potentially effective means for us to facilitate compliance with the NYSE's minimum share price requirement and to avoid the consequences of our Class A common stock being delisted from the NYSE by producing the immediate effect of increasing the bid price of our Class A common stock.

General Investment Considerations

Additionally, we believe that a reverse stock split could make our Class A common stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our Class A common stock may affect its acceptability to certain institutional investors and other members of the investing public. In particular, many brokerage houses, institutional investors and investment funds have internal policies and practices that may prohibit them from investing in low-priced stocks or discourage individual brokers from recommending low-priced stocks to their customers. Moreover, because brokers' commissions on low-priced stocks generally represent a relatively high percentage of the stock price, transaction costs would represent a higher percentage of total share value, which could result in

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decreased trading volume and increased volatility in the trading price of our Class A common stock. We believe that a reverse stock split could make our Class A common stock a more attractive and cost effective investment for many investors, which could enhance the liquidity of our Class A common stock.

Risks and Potential Disadvantages Associated with a Reverse Stock Split

Our Board believes that a reverse stock split is a potentially effective means to increase the per share market price of our Class A common stock and thus enable our compliance with the NYSE's minimum share price requirement. However, there are a number of risks and potential disadvantages associated with a reverse stock split, including the following:

- The Board cannot predict the effect of a reverse stock split upon the market price for shares of our Class A common stock, and the success of similar reverse stock splits for companies in like circumstances has varied. Some investors may have a negative view of a reverse stock split. Recently, the market price of our Class A common stock has declined substantially, and the equity markets have experienced and continue to experience substantial volatility due to, among other factors, volatility in the financial sector, the COVID-19 global pandemic and the war in Ukraine. The principal purpose of a reverse stock split would be to increase the trading price of our Class A common stock to meet the NYSE's minimum share price requirement. However, the effect of a reverse stock split on the market price of our Class A common stock cannot be predicted with any certainty, and we cannot assure you that a reverse stock split will accomplish this objective for any meaningful period of time, or at all. Even if a reverse stock split has a positive effect on the market price for shares of our Class A common stock, performance of our business and financial results, general economic conditions and the market perception of our business, and other adverse factors which may not be in our control could lead to a decrease in the price of our Class A common stock following a reverse stock split.

- Although the Board believes that a higher stock price may help generate the interest of new investors, the reverse stock split may not result in a per-share price that will successfully attract certain types of investors and such resulting share price may not satisfy the investing guidelines of brokerage houses, institutional investors or investment funds. Further, other factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the interest of new investors in the shares of our Class A common stock. As a result, the trading liquidity of the shares of our Class A common stock may not improve as a result of a reverse stock split and there can be no assurance that a reverse stock split, if completed, will result in the intended benefits described above.

- Even if a reverse stock split does result in an increased market price per share of our Class A common stock, the market price per share following a reverse stock split may not increase in proportion to the reduction of the number of shares of our Class A common stock outstanding before the implementation of a reverse stock split. Accordingly, even with an increased market price per share, the total market capitalization of shares of our Class A common stock after a reverse stock split could be lower than the total market capitalization before a reverse stock split. Also, even if there is an initial increase in the market price per share of our Class A common stock after a reverse stock split, the market price many not remain at that level due to factors described in this Reverse Stock Split Proposal or other factors, including the risks described in our Annual Report on Form 10-K for the year ended December 31, 2022, as updated in reports we subsequently file with the SEC.

- If a reverse stock split is implemented and the market price of shares of our Class A common stock then declines, the percentage decline may be greater than would occur in the absence of a reverse stock split due to decreased liquidity in the market for our Class A common stock. If the market price of shares of our Class A common stock declines after a reverse stock split, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a reverse stock split. Accordingly, the total market capitalization of our Class A common stock following a reverse stock split could be lower than the total market capitalization before a reverse stock split.

- Procedures for and Effects of Implementing a Reverse Stock Split

Procedures

A reverse stock split would become effective upon the filing of the Amendment with the Secretary of State of the State of Delaware. The exact timing of the filing of the Amendment, if it is filed, would be determined by our Board based on its evaluation as to when such action would be in our and our stockholders' best interests. In addition, our Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed

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with a reverse stock split if, at any time prior to filing the Amendment, our Board determines in its sole discretion that it is not in our best interest and the best interest of our stockholders to proceed with a reverse stock split. Following are descriptions of how a reverse stock split would be implemented for beneficial holders, registered book entry holders, and certificated holders.

Beneficial Holders. Upon the implementation of a reverse stock split, we intend to treat shares held by stockholders through a broker, bank or other agent in the same manner as registered stockholders whose shares are registered in their names. Brokers, banks and other agents would be instructed to effect a reverse stock split for their beneficial holders holding our common stock in street name. However, these brokers, banks and other agents may have different procedures than registered stockholders for processing a reverse stock split. Stockholders who hold shares of our common stock with a broker, bank or other agent and who have any questions in this regard are strongly encouraged to contact their brokers, banks or other agents for more information.

Registered "Book Entry" Holders. Certain of our registered holders of common stock may hold some or all of their shares electronically in book-entry form with Continental Stock Transfer & Trust Company ("**Continental**"), our transfer agent. These stockholders do not have stock certificates evidencing their ownership of the common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts. If a reverse stock split is implemented, stockholders who hold shares electronically in book-entry form with Continental would not need to take action to receive whole shares of post-reverse split common stock as the exchange will be automatic.

Certificated Holders. If a reverse stock split is implemented, stockholders holding shares of our common stock in certificated form would be sent a letter of transmittal by Continental following the reverse stock split. The letter of transmittal would contain instructions on how a stockholder should surrender their certificate(s) representing shares of our common stock (the "**Old Certificates**") to Continental in exchange for certificates representing the appropriate number of whole shares of post-reverse split common stock (the "**New Certificates**"). No New Certificates would be issued to a stockholder until such stockholder delivered to Continental all Old Certificates, together with a properly completed and executed letter of transmittal, or a notification that the Old Certificates have been lost, stolen or destroyed and the execution of an agreement satisfactory to us to indemnify us for any loss incurred by it in connection with such Old Certificates. No stockholder would be required to pay a transfer or other fee to exchange their Old Certificates. Stockholders would then receive one or more New Certificate(s) representing the number of whole shares of common stock they are entitled to as a result of a reverse stock split, subject to the treatment of fractional shares described below. Until surrendered, we would deem outstanding Old Certificates held by stockholders to be canceled and only to represent the number of whole shares of post-reverse split common stock to which these stockholders are entitled and the right to receive cash in lieu of any fractional shares as described below. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, would automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on it, the New Certificate would be issued with the same restrictive legends that are on the Old Certificate. If a reverse stock split is implemented, we expect that Continental would act as the exchange agent for purposes of implementing the exchange of stock certificates. No service charges would be payable by holders of shares of common stock in connection with the exchange of certificates. We would bear all of such expenses.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES. STOCKHOLDERS SHOULD NOT SUBMIT STOCK CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL REQUESTED TO DO SO, AND THEN STOCK CERTIFICATES SHOULD BE SUBMITTED ONLY IN THE MANNER INSTRUCTED. STOCK CERTIFICATES SHOULD NOT BE SUBMITTED DIRECTLY TO THE COMPANY.

Principal Effects of Reverse Stock Split

Outstanding Shares of Common Stock

Depending on the ratio for a reverse stock split determined by our Board, a minimum of 10 and a maximum of 40 shares of issued and outstanding Class A common stock and Class C common stock would be combined into one new share of Class A common stock or Class C common stock, respectively.

Our Charter currently provides that upon any reclassification or combination of outstanding shares of Class A common stock, all outstanding shares of Class C common stock will be concurrently and proportionately reclassified or combined in a manner that maintains the same proportionate equity ownership and voting rights among the holders of outstanding class A common stock and the holders of outstanding Class C common stock on the record date for the reclassification or combination. Accordingly, the ratio of any reverse stock split will be the same for the Class A common stock and Class C common stock.

The actual number of shares issued after giving effect to a reverse stock split, if implemented, would depend on the reverse stock split ratio that is ultimately selected by our Board. A reverse stock split would affect all holders of our common stock uniformly and would not affect any stockholder's percentage ownership interest in the Company, except that, as described below in the section titled "Fractional Shares," stockholders of record otherwise entitled to a fractional share, as a result of a reverse stock split, would instead receive an amount in cash. In addition, a reverse stock split would not affect any stockholder's proportionate voting power, except for adjustments that may result from the treatment of fractional shares as described below. A reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

Increase in Authorized Shares of Common Stock
By reducing the number of shares outstanding without reducing the number of shares of available but unissued common stock, a reverse stock split will increase the number of authorized but unissued shares of Class A common stock and Class C common stock that may be issued. The Company may use authorized shares in connection with the financing of future mergers or acquisitions.

On April 24, 2023, our stockholders approved the Special Meeting Proposal to increase the number of authorized shares of Class A common stock from 1,500,000,000 shares to 4,874,958,334 shares. The following table contains approximate information relating to our Class A common stock and Class C common stock, based on share information as of March 20, 2023, and not taking into account any adjustments related to fractional shares as further described below.

Name	Current	After Reverse Stock Split if 1:10 Ratio is Selected	After Reverse Stock Split if 1:40 Ratio is Selected
Authorized Class A Common Stock	1,500,000,000 (4,874,958,334 shares after accounting for the additional authorized shares approved by stockholders in the Special Meeting Proposal)	1,500,000,000 (4,874,958,334 shares after accounting for the additional authorized shares approved by stockholders in the Special Meeting Proposal)	1,500,000,000 (4,874,958,334 shares after accounting for the additional authorized shares approved by stockholders in the Special Meeting Proposal)
Class A Common Stock Issued and Outstanding	711,363,722	71,136,372	17,784,093
Class A Common Stock Authorized but Unissued	788,636,278 (4,163,594,612 shares after accounting for the additional authorized shares approved by stockholders in the Special Meeting Proposal)	788,636,278 (4,163,594,612 shares after accounting for the additional authorized shares approved by stockholders in the Special Meeting Proposal)	788,636,278 (4,163,594,612 shares after accounting for the additional authorized shares approved by stockholders in the Special Meeting Proposal)
Authorized Class C Common Stock	25,041,666	25,041,666	25,041,666
Class C Common Stock Issued and Outstanding	19,938,089	1,993,808	498,452
Class C Common Stock Authorized but Unissued	5,103,577	5,103,577	5,103,577

Although the reverse stock split would not have any dilutive effect on our stockholders, a reverse stock split without a reduction in the number of shares authorized for issuance would reduce the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance, giving our Board an effective increase in the authorized shares available for issuance, in its discretion. Our Board from time to time may deem it to be in the best interests of the Company and our stockholders to enter into transactions and other ventures that may include the issuance of shares of our common stock. If our Board authorizes the issuance of additional shares subsequent to the reverse stock split described above, the dilution to the ownership interest of our existing stockholders may be greater than would occur had the reverse stock split not been effected. Many stock issuances not involving equity compensation do not require stockholder approval, and our Board generally seeks approval of our stockholders in connection with a proposed issuance only if required at that time.

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A reverse stock split would not have any effect on the number of authorized shares of preferred stock, which would remain at 100,000,000 shares of preferred stock, par value $0.0001 per share. Currently no shares of preferred stock are outstanding.

Fractional Shares
We would not issue fractional shares in connection with a reverse stock split. Therefore, we would not issue certificates representing fractional shares resulting from the reverse stock split because the stockholder owns a number of shares of our common stock not evenly divisible by the ratio.

Continental will aggregate all fractional shares of Class A common stock and sell them as soon as practicable after the effective time of the reverse stock split at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share of Class A common stock as a result of the reverse stock split. We expect that Continental will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of our Class A common stock (the "**Aggregated Fractional Shares**"). After Continental's completion of such sale, stockholders who would have been entitled to a fractional share of Class A common stock will instead receive a cash payment from Continental in an amount equal to their respective pro rata shares of the total proceeds of that sale (the "**Total Sale Proceeds**") and, where shares of Class A common stock are held in certificated form, upon the surrender of the holder's Old Certificates.

Holders of Class C common stock would receive, in lieu of any fractional share, an amount in cash (without interest) equal to such fraction multiplied by a share price equal to the Total Sale Proceeds divided by the Aggregated Fractional Shares. Stockholders will not be entitled to receive interest for the period of time between the effective time of the reverse stock split and the date payment is made for their fractional share interest. You should also be aware that, under the escheat laws of certain jurisdictions, sums due for fractional interests that are not timely claimed after the funds are made available may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to obtain the funds directly from the state to which they were paid.

Effects on Equity Compensation Plans and Awards and Warrants
If a reverse stock split is implemented, proportionate adjustments would generally be made in accordance with applicable tax laws with regard to:

- the per share exercise price of, and the number of shares issuable upon exercise of, outstanding stock options issued under our equity compensation plans;

- the number of shares deliverable upon vesting and settlement of outstanding RSUs and PSUs;

- the number of shares reserved for issuance under our 2021 Equity Incentive Plan and our 2021 Employee Stock Purchase Plan; and

- the strike price and the number of shares issuable upon exercise of warrants entitling the holders to receive shares of our common stock.

In the case of options or other rights to acquire shares of our common stock, these adjustments would result in approximately the same aggregate price required under such options or other rights upon exercise, conversion, or settlement, and approximately the same value of shares of common stock being delivered upon such exercise, conversion, or settlement, immediately following a reverse stock split as was the case immediately preceding such reverse stock split.

In the case of our outstanding warrants, the number of shares issuable under the warrants will be proportionately decreased and the exercise price of each warrant proportionately increased.

The number of shares of common stock issuable upon exercise or vesting of outstanding equity awards, options and warrants and the per-share exercise or purchase price related thereto, if any, would be equitably adjusted in accordance with the terms of our applicable equity incentive plans, or such stock option grants or warrants, as the case may be, which may include rounding the number of shares of common stock issuable down to the nearest whole share or the payment of cash for fractional shares.

Exchange Act Registration; Nasdaq Listing; CUSIP
Our Class A common stock is currently registered under Section 12(b) of the Exchange Act, and we are subject to periodic

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reporting and other requirements of the Exchange Act. The implementation of a reverse stock split would not affect the registration of our Class A common stock under the Exchange Act or our reporting or other requirements under the Exchange Act.

Our Class A common stock is currently listed on the NYSE under the trading symbol "WE." If our Class A common stock remains listed on the NYSE up to the time of a reverse stock split, then immediately following the reverse stock split our Class A common stock would continue to be listed on the NYSE under the WE symbol.

Our Class C common stock is neither registered under the Exchange Act nor listed on a stock exchange.

Following a reverse stock split, our common stock would have a new Committee on Uniform Securities Identification Procedures ("**CUSIP**") number, which is a number used to identify our equity securities, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described above.

Accounting Matters

The implementation of a reverse stock split would not affect the per share par value of our common stock, which will remain $0.0001, or the total capital attributable to common stock plus the additional paid-in capital account on our balance sheet. However, the capital attributable specifically to our common stock would be reduced proportionally depending on the reverse stock split ratio, and the additional paid-in capital account would be increased by an equal and offsetting amount. Also, if a reverse stock split is implemented, reported per share net income or loss would be higher because there will be fewer shares of our common stock outstanding. A reverse stock split would be reflected retroactively for all periods presented in our financial statements. We do not anticipate that any other material accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, would arise as a result of a reverse stock split.

Certain Federal Income Tax Consequences of a Reverse Stock Split

The following describes certain material U.S. federal income tax considerations of a reverse stock split expected to apply generally to U.S. Holders (as defined below) of our Class A common stock or Class C common stock. This description is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), existing Treasury Regulations under the Code and current administrative rulings and court decisions, all of which are subject to change or different interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to us or our stockholders as described in this section. No ruling from the U.S. Internal Revenue Service has been or will be requested in connection with a reverse stock split.

No attempt has been made to comment on all U.S. federal income tax consequences of a reverse stock split that may be relevant to particular U.S. Holders, including holders: (i) that are subject to special tax rules such as dealers, brokers and traders in securities, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, banks or other financial institutions or tax-exempt entities; (ii) that hold their shares as a hedge or as part of a hedging, straddle, "conversion transaction," "synthetic security," integrated investment or any risk reduction strategy; (iii) that are partnerships, S corporations, or other pass-through entities or investors in such pass-through entities; or (iv) that do not hold their shares as capital assets for U.S. federal income tax purposes (generally, property held for investment within the meaning of Section 1221 of the Code).

In addition, the following discussion does not address the tax consequences of a reverse stock split under state, local and foreign tax laws. The discussion assumes that for U.S. federal income tax purposes, a reverse stock split will not be integrated, or otherwise treated as part of a unified transaction, with any other transaction. Furthermore, the following discussion does not address the tax consequences of transactions effectuated before, after or at the same time as a reverse stock split, whether or not they are in connection with a reverse stock split.

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of our common stock that is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any subdivision thereof; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (other than a grantor trust) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust

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and one or more United States persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

HOLDERS OF OUR COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF A REVERSE STOCK SPLIT IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES OF A REVERSE STOCK SPLIT UNDER OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

- Based on the assumptions above, a reverse stock split will be treated as a tax-free recapitalization for U.S. federal income tax purposes. Accordingly, if a reverse stock split is adopted:

- A U.S. Holder that receives a reduced number of shares of our Class A common stock or Class C common stock pursuant to such reverse stock split will not recognize any gain or loss, except with respect to the amount of cash (if any) received in respect of a fractional share;

- A U.S. Holder's aggregate tax basis in such holder's shares of common stock received in such reverse stock split will equal the aggregate tax basis of such stockholder's shares of Class A common stock or Class C common stock, as applicable, held immediately before such reverse stock split and exchanged therefor, but not including the aggregate tax basis of shares surrendered in exchange for cash received in respect of a fractional share of Class A common stock or Class C common stock (if any), as applicable;

- A U.S. Holder's holding period of shares of our Class A common stock or Class C common stock received in such reverse stock split will include the holding period of the pre-reverse stock split shares of Class A common stock or Class C common stock, respectively, exchanged therefor; and

- A U.S. Holder that receives cash in lieu of a fractional share of Class A common stock or Class C common stock generally will recognize gain or loss equal to the difference (if any) between the amount of cash received and the U.S. Holder's tax basis in the shares of Class A common stock or Class C common stock, respectively, surrendered therefor. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the shares of our common stock surrendered in the reverse stock split exceeds one year at the effective time of the reverse stock split. Long-term capital gains of non-corporate U.S. Holders are generally subject to preferential tax rates. There are limitations on the deductibility of capital losses under the Code.

- For purposes of determining the tax basis and holding period of shares of our Class A common stock or Class C common stock received in a reverse stock split, U.S. Holders that acquired different blocks of shares of our Class A common stock or Class C common stock at different times for different prices must calculate their basis and holding periods separately for each identifiable block of such stock exchanged in the reverse stock split.

- Certain of our stockholders may be required to attach a statement to their tax returns for the year in which a reverse stock split is consummated that contains the information listed in applicable Treasury Regulations. All of our stockholders are advised to consult their own tax advisors with respect to the applicable reporting requirements.

Vote Required and Recommendation of the Board

Approval of the Reverse Stock Split Proposal requires the vote of a majority of the issued and outstanding shares of Class A common stock and Class C common stock entitled to vote, voting together as a single class. Abstentions will count as votes "AGAINST" the proposal. Banks, brokers and other nominees are expected generally to have discretionary authority to vote on this proposal; thus, we do not expect any broker non-votes on this proposal.

 Our Board recommends a vote "**FOR**" the approval of the Reverse Stock Split Proposal.

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Additional Information

In connection with the 2023 Annual Meeting, which will take place on June 12, 2023, our Board has provided these materials to you, either over the Internet or via mail. The Notice of Internet Availability (the "**Notice**") was mailed to Company stockholders beginning on or about May 1, 2023, and our proxy materials were posted on the website referenced in the Notice on that same date. The Company, on behalf of the Board, is soliciting your proxy to vote your shares at the 2023 Annual Meeting. We solicit proxies to give stockholders of record an opportunity to vote on matters that will be presented at the 2023 Annual Meeting. In this Proxy Statement, you will find information on these matters; our Proxy Statement is provided to assist you in voting your shares.

1. **What is the Notice and why did I receive it but no proxy materials by mail or email?**
   Unless you have requested that we provide a copy of our proxy materials (including our 2022 annual report) to you by mail or email, we are providing only the Notice to you by mail or email. The Notice will instruct you as to how you may access and review the proxy materials on the Internet. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet. If you received the Notice by mail or email and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice. This Proxy Statement is dated May 1, 2023 and distribution of the Notice to stockholders is scheduled to begin on or about May 1, 2023. We have adopted this procedure pursuant to rules adopted by the SEC in order to conserve natural resources and reduce our costs of printing and distributing the proxy materials, while providing a convenient method for stockholders to access the materials and vote

2. **How do I participate in the 2023 Annual Meeting?**
   The 2023 Annual Meeting will be conducted virtually via a live audio webcast available at **virtualshareholdermeeting. com/WE2023** in accordance with the Rules of Conduct which are set forth below in their entirety. You are entitled to participate in the 2023 Annual Meeting if you were a stockholder as of the close of business on the Record Date or hold a valid proxy for the meeting.

   To be admitted to the 2023 Annual Meeting virtually at **virtualshareholdermeeting.com/WE2023**, you must enter the 16 digit control number found next to the label "Control Number" for postal mail recipients or within the body of the email sending you the Proxy Statement. If you do not have your 16 digit control number, you will be able to login as a guest but will not be able to vote your shares or submit questions during the meeting.

   The stockholders' question and answer session will include questions submitted in advance of, and questions submitted live during, the 2023 Annual Meeting. You may submit a question in advance of the meeting after logging in with your control number. Questions may be submitted during the 2023 Annual Meeting through **virtualshareholdermeeting. com/WE2023**.

3. **Who can vote?**
   You can vote if, as of the close of business on the Record Date, you were a stockholder of record of the Company's Class A common stock or Class C common stock and are entitled to vote at the 2023 Annual Meeting and any adjournment or postponement thereof. Each share of Class A common stock and Class C common stock is entitled to one vote.

   There were 711,570,830 shares of Class A common stock issued and outstanding and 19,938,089 shares of Class C common stock issued and outstanding, in each case, as of the Record Date. There are no shares of preferred stock issued or outstanding. Holders of our Class A common stock and our Class C common stock will vote together as a single class on all matters described in this Proxy Statement.

   A quorum is required for our stockholders to conduct business at the 2023 Annual Meeting. A quorum exists if stockholders holding at least a majority of the voting power of the shares of our Class A common stock and our Class C common stock (voting together as a single class) entitled to vote are present at the 2023 Annual Meeting or represented by proxy.

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4. **How do I vote shares held under my name?**
   Most stockholders can vote by proxy in two ways:

   By Internet — You can vote via the Internet by following the instructions in the Notice or by accessing, before the meeting, **proxyvote.com** or, during the meeting by visiting **virtualshareholdermeeting.com/WE2023** and following the instructions contained on that website; or

   By Mail — You can vote by mail by requesting a full packet of proxy materials be sent to your home address. Upon receipt of the materials, you may fill out the enclosed proxy card and return it per the instructions on the card.

   Proxies are solicited by and on behalf of the Board. If you vote by proxy, your shares will be voted at the 2023 Annual Meeting as you direct. If you sign your proxy card but do not specify how you want your shares to be voted, they will be voted as the Board recommends (as noted on page 20, and in accordance with the judgment of the persons voting the proxy on any other matters properly brought before the meeting, if any such matters are properly raised at the meeting).

   You can also vote via the Internet during the 2023 Annual Meeting if you are the stockholder of record.

   If, as of the close of business on the Record Date, your shares were not held in your name, but rather in an account at a brokerage firm, bank or other similar organization, then you are the beneficial owner of shares held in "street name" and this Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the 2023 Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent regarding how to vote the shares in your account. You are also invited to attend the 2023 Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the 2023 Annual Meeting unless you request and obtain a valid proxy from your broker, bank or other agent. If you are the beneficial owner and want to vote your shares at the 2023 Annual Meeting, you will need to request a legal proxy from your bank, broker, or other nominee well in advance of the 2023 Annual Meeting. We encourage you to vote your proxy by Internet or mail prior to the meeting, even if you plan to participate in the 2023 Annual Meeting.

   If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting. If there are any technical issues in convening or hosting the meeting, we plan to promptly post information to our investor relations website, **investors.wework.com**, including information on when the meeting will be reconvened.

5. **Can I change or revoke my vote after I return my proxy card?**
   Yes. If you are the stockholder of record, you can change or revoke your proxy before the 2023 Annual Meeting by Internet or mail prior to 11:59 p.m. Eastern Time on June 11, 2023, or by participating in the 2023 Annual Meeting and voting. If you are the beneficial owner of shares held in street name, you must follow the instructions for changing or revoking your proxy provided by your broker, bank, or other nominee.

   You are the "stockholder of record" for any Company shares that you own directly in your name.

   You are a "beneficial stockholder" of shares held in street name if your Company shares are held in an account with a broker, bank, or other nominee as custodian on your behalf. The broker, bank, or other nominee is considered the stockholder of record of these shares, commonly referred to as holding the shares in "street name." As the beneficial owner, you have the right to instruct the broker, bank, or other nominee how to vote your shares.

6. **How do I vote shares not held under my name?**
   If your shares are held in street name by a nominee, the Notice or proxy materials, as applicable, are being forwarded to you by that organization, and you should follow the instructions for voting as set forth on that organization's voting instruction card.

   Under the rules and practices of the NYSE, if you hold shares through a nominee, your nominee is permitted to vote your shares on certain "routine" matters in its discretion even if the nominee does not receive instructions from you. Proposal 3 to ratify the appointment of EY as our independent registered public accounting firm, and Proposal 4 to approve the Amendment to our Charter to effect a reverse stock split, are considered "routine" matters, and your nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares

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should be voted on these proposals. Proposal 1 to elect directors and Proposal 2 to approve, on an advisory basis, the compensation of our NEOs are each "non-routine" matters. The absence of voting instructions from you to your nominee on these "non-routine" matters will result in a "broker non-vote" on each such matter because the nominee does not have discretionary voting power for those proposals. "Broker non-votes" and "withhold" votes do not constitute votes properly cast favoring or opposing proposals on "non-routine" matters.

7. **What vote is required for approval of proposals?**

The Company's Bylaws provide that the holders of a majority of the issued and outstanding shares of the capital stock of the Company entitled to vote at the Annual Meeting, present in person or by remote communication, if applicable, or represented by proxy, constitute a quorum for the transaction of business. Shares that are authorized to be voted on or to abstain on any matter presented at the Annual Meeting, or that are held by stockholders who are present at the Annual Meeting, are counted as present and entitled to vote and are therefore included for purposes of determining whether a quorum is present at the Annual Meeting. If you hold your Class A common stock or Class C common stock through a broker, the broker may be prevented from voting shares held in your brokerage account if you have not given the broker voting instructions with respect to your shares (resulting in what is referred to as a "**broker non-vote**"). Thus, it is important that you vote your shares to ensure that they are represented on all matters presented at the Annual Meeting. For each of the proposals, the applicable voting standard, Board recommendation, and treatment of abstentions and broker non-votes are as follows:

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions	Expected Treatment of Broker Non-Votes
Proposal 1 Election of directors	For	Plurality of votes properly cast of our Class A common stock and Class C common stock, voting together as a single class	No Effect	No Effect
Proposal 2 Advisory vote to approve 2022 named executive officer compensation	For	Majority of votes properly cast of our Class A common stock and Class C common stock, voting together as a single class	No Effect	No Effect
Proposal 3 Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.	For	Majority of votes properly cast of our Class A common stock and Class C common stock, voting together as a single class	No Effect	Nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares should be voted on this proposal.
Proposal 4 Approval of an amendment to our Charter to a reverse stock split of our issued and outstanding Class A Common Stock and Class C Common Stock, in each case at a ratio of not less than 1-for-10 and not more than 1-for-40, with such ratio to be determined at the discretion of the Board.	For	Majority of votes of our issued and outstanding Class A common stock and Class C common stock, voting together as a single class	Abstentions will have the same effect as votes "Against"	Nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares should be voted on this proposal.

Shareholders should be aware that our Charter provides that, if at any meeting of our stockholders the aggregate number of voting securities held by the SoftBank Group and the SoftBank Holders would otherwise represent more than 49.90% of the voting securities present (in person or by proxy) at such meeting with respect to any vote or election submitted to the holders of shares of capital stock of the Company for approval (each, a "**Stockholder Vote**"), then the SoftBank Group and the SoftBank Holders shall only be entitled to vote 49.90% of the voting securities present (in person or by proxy) and voting in such Stockholder Vote, with the SoftBank Group not voting the minimum number of its shares of Class A common stock (such minimum number of shares, the "**Subject Shares**") as is required to reduce the combined voting power exercised by the SoftBank Group and the SoftBank Holders to no more than 49.90% (rounded down to the nearest whole share) of the voting securities present (in person or by proxy) and voting at such Stockholder Vote. The SoftBank Group has appointed an executive of the Company as its attorney and proxy, to the full extent of its voting rights with respect to the Subject Shares in such applicable Stockholder Vote, to vote all the Subject Shares in proportion to the votes cast by the stockholders of the Company (other than the SoftBank Group and the SoftBank Holders) in such Stockholder Vote. SBG has retained all economic and all other non-voting rights, powers and preferences in the Subject Shares.

8. **Who bears the cost of the Company's proxy solicitation?**

    The Company will bear the cost of the solicitation of proxies by the Company. Proxies may be solicited by officers, directors, and employees of the Company, none of whom will receive any additional compensation for their services. The Company will pay persons holding shares of the Company's common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals.

9. **Why were my proxy materials included in the same envelope as other people at my address?**

    Stockholders of record who have the same address and last name and have not previously requested electronic delivery of proxy materials will receive a single envelope containing the Notices for all stockholders having that address. The Notice for each stockholder will include that stockholder's unique control number needed to vote his or her shares. This procedure reduces our printing costs and postage fees. If you prefer to receive a separate copy of the proxy materials, please call us at 1-800-579-1639 or, send an email to **sendmaterial@proxyvote.com**. If sending an email, please include your control number (indicated on your Notice of Internet Availability) in the subject line. We will promptly deliver a separate copy of the proxy materials in response to any such request. If, in the future, you do not wish to participate in householding, you should contact us at the above phone number, address or email.

    For those stockholders who have the same address and last name and who request to receive a printed copy of the proxy materials by mail, we will send only one copy of such materials to each address unless one or more of those stockholders notifies us, in the same manner described above, that they wish to receive a printed copy for each stockholder at that address.

    Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.

Your Vote is Important

Please vote your proxy promptly so your shares can be represented, even if you plan to attend the 2023 Annual Meeting virtually. You can vote by Internet or by requesting a printed copy of the proxy materials and using the enclosed proxy card.

Our proxy tabulator, Broadridge Financial Solutions, must receive any proxy that will not be delivered electronically at the 2023 Annual Meeting by 11:59 p.m. Eastern Time on June 11, 2023.

Rules of Conduct

It is our desire to conduct a fair and informative Annual Meeting. To that end, we will conduct the 2023 Annual Meeting in accordance with the Rules of Conduct set forth below.

The Rules of Conduct for the 2023 Annual Meeting are as follows:

1. Our Company's Bylaws describe requirements for meetings of our stockholders. The Annual Meeting will be conducted in a manner consistent with those requirements.

2. The only business matters to be conducted at the Annual Meeting are the matters set forth in the Notice of Annual Meeting of Stockholders and 2023 Proxy Statement.

3. Each stockholder as of the Record Date wishing to attend, vote, or ask questions during the virtual Annual Meeting will have an opportunity to do so by following these Rules of Conduct and the instructions set out in this Proxy Statement.

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4. Because this is a meeting of our stockholders, only our stockholders of record as of the Record Date are permitted to vote or submit questions while participating in the virtual Annual Meeting. To vote or submit questions, please visit **virtualshareholdermeeting.com/WE2023** and log in with your 16 digit control number included in your proxy materials. If you have voted your shares prior to the start of the Annual Meeting, there is no need to vote those shares during the Annual Meeting, unless you wish to revoke or change your vote.

5. We will strictly follow the Agenda as we conduct the meeting.

6. There are four management proposals. Management's position is already stated in the proxy materials that you received. The proxy materials are also available on the virtual meeting website at **virtualshareholdermeeting.com/WE2023**.

7. The chair of the meeting may, in his discretion, limit the time and extent of any discussion and the time and extent to which any person or persons may be heard.

8. Nominations made during the meeting for membership on the Board will not be accepted unless the stockholder has previously notified the Corporate Secretary in writing of the intent to make the nomination (following all procedures set forth in the Company's Bylaws and applicable rules of the SEC), and the person nominated has given written consent to such nomination and agreed to serve if elected.

9. Following adjournment of the formal business of the Annual Meeting, the Company will address appropriate questions from stockholders regarding the Company. Such questions may be submitted in the field provided in the web portal during the Annual Meeting.

10. We have allotted 30 minutes for Q&A, with two minutes for each question. To allow us to answer questions from as many stockholders as possible, we will limit each stockholder to one question. It will help us if questions are succinct and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

11. We will answer questions submitted before the meeting first, then questions from the floor of the meeting.

12. Stockholder questions are welcome, however Company does not intend to address any questions that are, among other things:

    *   irrelevant to the business of the Company or to the business of the Annual Meeting;

    *   related to material non-public information of the Company;

    *   related to personal matters or grievances;

    *   derogatory or otherwise in bad taste;

    *   repetitious statements already made by another stockholder;

    *   in furtherance of the stockholder's personal or business interests; or

    *   out of order or not otherwise suitable for the conduct of the Annual Meeting as determined by the chair of the Annual Meeting in his reasonable judgment.

13. If there are any matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, such matters or questions may be raised separately after the Annual Meeting by contacting WeWork's SVP of Investor Relations at **kevin.berry2@wework.com**.

14. In the event of technical malfunction or other significant problem that disrupts the Annual Meeting, the chair of the Annual Meeting may adjourn, recess, or expedite the Annual Meeting, or take such other action that the chair of the Annual Meeting determines is appropriate in light of the circumstances.

15. Recording of the Annual Meeting is strictly prohibited. A webcast playback will be available at **virtualshareholdermeeting.com/WE2023** after the meeting, for one year following the Annual Meeting. If there are questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints, we will post answers to a representative set of such questions on the Investor Relations section of our website.

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2024 Annual Meeting Information

Specific information on how to file notices, proposals, and/or recommendations pursuant to either SEC Rule 14a-8 or the provisions in our Bylaws is noted in the following sections. All notices/proposals/recommendations should be sent to:

WeWork Inc. c/o Legal Department
 75 Rockefeller Plaza, Floor 10,
New York, NY 10019

Annual Meeting Advance Notice Requirements

The Bylaws establish an advance notice procedure for stockholders wishing to directly nominate a director candidate or to present business to be conducted at the 2024 annual meeting of stockholders (the "**2024 Annual Meeting**"). To be considered for inclusion in WeWork's proxy statement in connection with the 2024 Annual Meeting, shareholder proposals must be received by WeWork on or before January 2, 2024. Among other things, in order for a stockholder to nominate a director candidate or to present a proposal at the 2024 Annual Meeting, the stockholder must deliver written notice of the nomination or proposal to the Company, or such notice must be mailed and received by the Company, no earlier than February 13, 2024 and no later than March 14, 2024, and the written notice must comply with the requirements set forth in the Bylaws. However, if the date of the 2024 Annual Meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the one-year anniversary of the date of the 2023 Annual Meeting, then notice must be delivered or mailed and received no later than the 90th day prior to the 2024 Annual Meeting, or if later, the 10th day following the day on which public announcement of the date of such annual meeting is first made. For the nomination of a director candidate, the notice must contain prescribed information about the candidate and about the stockholder proposing the candidate, in accordance with the requirements set forth in the Bylaws. In addition to satisfying all of the requirements under our Bylaws, any stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2024 Annual Meeting must also comply with all applicable requirements of Rule 14a-19 under the Exchange Act. The advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirement under our Bylaws.

The Nominating and Corporate Governance Committee and the Board will consider director nominees properly recommended by stockholders and will evaluate each nominee based on the selection criteria listed in the Corporate Governance Guidelines (subject to the Company's Stockholders Agreement discussed in the section titled "*Other Governance Matters—Stockholders Agreement*").

Other Matters

The Board is not aware of any other matters that will be presented for consideration at the 2023 Annual Meeting. However, if any other matters are properly brought before the 2023 Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

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Appendix A: Proposed Charter Amendment

CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WEWORK INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

WeWork Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the DGCL proposing an amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State on October 20, 2021 under the name BowX Acquisition Corp. (as amended to the date hereof, the "**Certificate of Incorporation**") and declaring said amendment to be advisable. On [·], 2023, the stockholders of the Corporation duly approved said proposed amendment at the Corporation's Annual Meeting of Stockholders in accordance with Section 242 of the DGCL. The resolution setting forth the amendment pursuant to the terms approved by the Corporation's Board of Directors, acting pursuant to the authority delegated by the Corporation's stockholders, is as follows:

RESOLVED: That the following paragraph is inserted at the end of Article IV of the Certificate of Incorporation:

"Pursuant to the DGCL, at [·] Eastern Time on the date of filing (the "**Reverse Stock Split Effective Time**") of this Certificate of Amendment, (a) each [·] shares of Class A Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall be combined into one validly issued, fully paid and non-assessable share of Class A Common Stock and (b) each [·] shares of Class C Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall be combined into one validly issued, fully paid and non-assessable share of Class C Common Stock, in each case, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the "**Reverse Stock Split**"). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of fractional shares of Class A Common Stock, the Corporation's transfer agent shall aggregate all fractional shares of Class A Common Stock and sell them as soon as practicable after the Reverse Stock Split Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share of Class A Common Stock, and after the transfer agent's completion of such sale, such stockholders shall receive a cash payment (without interest) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale and, where shares are held in certificated form, upon the surrender of the stockholder's Old Certificates (as defined below). The Corporation will pay in cash the fair value of fractional shares of Class C Common Stock, without interest and as determined in good faith by the Board of Directors. Each certificate that immediately prior to the Reverse Stock Split Effective Time represented shares of Class A Common Stock or Class C Common Stock (each, an "**Old Certificate**") shall thereafter represent that number of shares into which the shares of Class A Common Stock or Class C Common Stock, as applicable, represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above. As soon as practicable following the Reverse Stock Split Effective Time, the Corporation will notify its stockholders holding shares of Class A Common Stock or Class C Common Stock in certificated form to transmit their Old Certificates to the transfer agent, and upon surrender of such Old Certificates or notification by the holder that such Old Certificates have been lost, stolen or destroyed and the execution of an agreement satisfactory to the Corporation to indemnify the Corporation for any loss incurred by it in connection with such Old Certificates, the Corporation will cause the transfer agent to issue new certificates representing the appropriate number of whole shares following the Reverse Stock Split for every one share of Class A Common Stock or Class C Common Stock, as applicable, transmitted and held of record as of the Reverse Stock Split Effective Time."

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This Certificate of Amendment so adopted shall be effective as of [·] Eastern Time on [·]. Except as herein amended, all other provisions of the Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by a duly authorized officer of the Corporation this [·] day of [·], 202[·].

WEWORK INC.

By: _____

Name:

Title:

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Appendix B: Non-GAAP Financial Measures

Adjusted EBITDA	Q1'22A	Q2'22A	Q3'22A	Q4'22A
Net Loss	**($504)**	**($635)**	**($629)**	**($527)**
Income tax (benefit) provision	(1)	3	3	1
Interest and other (income) expenses, net	147	316	290	(55)
Depreciation and amortization	171	158	156	156
Restructuring and other related (gains) costs	(130)	(26)	(34)	(10)
Impairment / (gain on sale) of goodwill, intangibles, and other assets	91	36	97	401
Stock-based compensation expense	13	13	13	10
Other, net	1	1	(1)	(2)
Adj. EBITDA	**($212)**	**($134)**	**($105)**	**($26)**

We supplement our GAAP financial results by evaluating Adjusted EBITDA which is a non-GAAP measure. We define **"Adjusted EBITDA"** as net loss before income tax (benefit) provision, interest and other (income) expenses, net, depreciation and amortization, restructuring and other related (gains) costs, impairment expense/(gain on sale) of goodwill, intangibles and other assets, stock-based compensation expense, stock-based payments for services rendered by consultants, change in fair value of contingent consideration liabilities, legal, tax and regulatory reserves or settlements, legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company's 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, as defined in Note 1 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 net of any insurance or other recoveries,and expense related to mergers, acquisitions, divestitures and capital raising activities. We define **Physical Average Revenue per Membership ("ARPM") as** membership and services revenue less revenue attributable to All Access and On Demand memberships, unconsolidated management fee revenue and workplace management fee revenue, divided by consolidated cumulative physical memberships in the period. Additionally, we define **Free Cash Flow as** a non-GAAP measure we define as net cash provided by (used in) operating activities less purchases of property, equipment and capitalized software, each as presented in the Company's condensed consolidated statements of cash flows and calculated in accordance with GAAP.

When used in conjunction with GAAP financial measures, we believe that Adjusted EBITDA is a useful supplemental measure of operating performance because it facilitates comparisons of historical performance by excluding non-cash items such as stock-based payments, fair market value adjustments and impairment charges and other amounts not directly attributable to our primary operations, such as the impact of restructuring costs, acquisitions, disposals, non-routine investigations, litigation and settlements. Depreciation and amortization relate primarily to the depreciation of our leasehold improvements, equipment and furniture. These capital expenditures are incurred and capitalized subsequent to the commencement of our leases and are depreciated over the lesser of the useful life of the asset or the term of the lease. The initial capital expenditures are assessed by management as an investing activity, and the related depreciation and amortization are non-cash charges that are not considered in management's assessment of the daily operating performance of our locations. As a result, the impact of depreciation and amortization is excluded from our calculation of Adjusted EBITDA. Restructuring and other related costs relate primarily to the decision to slow growth and terminate leases and are therefore not ordinary course costs directly attributable to the daily operation of our locations. Adjusted EBITDA is also a key metric used internally by our management to evaluate performance and develop internal budgets and forecasts. In addition, while the legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company's 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions are cash expenses, these are not expected to be recurring after the matters are resolved and they do not represent expenses necessary for our business operations.

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Adjusted EBITDA has limitations as an analytical tool, should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP and does not provide a complete understanding of our operating results as a whole. Some of these limitations are:

- it does not reflect changes in, or cash requirements for, our working capital needs;

- it does not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- it does not reflect our tax expense or the cash requirements to pay our taxes;

- it does not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

- although stock-based compensation expenses are non-cash charges, we rely on equity compensation to compensate and incentivize employees, directors and certain consultants, and we may continue to do so in the future; and

- although depreciation, amortization and impairments are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and this non-GAAP measure does not reflect any cash requirements for such replacements.

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